      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 5, 2000

                                                           REGISTRATION NO. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                       -----------------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                       -----------------------------------

                        INRANGE TECHNOLOGIES CORPORATION
             (Exact name of registrant as specified in its charter)

            DELAWARE                                               3663                                         06-0962862
(State or other jurisdiction of                        (Primary Standard Industrial                          (I.R.S. Employer
 incorporation or organization)                         Classification Code Number)                        Identification Number)

                       -----------------------------------

                              13000 MIDLANTIC DRIVE
                          MT. LAUREL, NEW JERSEY 08054
                                 (856) 234-7900
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)
                       -----------------------------------

                               GREGORY R. GRODHAUS
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        INRANGE TECHNOLOGIES CORPORATION
                              13000 MIDLANTIC DRIVE
                          MT. LAUREL, NEW JERSEY 08054
                                 (856) 234-7900

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                                                    MARK G. BORDEN, ESQ.
                                                   JEFFREY A. STEIN, ESQ.
           STUART GELFOND, ESQ.                    STUART R. NAYMAN, ESQ.
 FRIED, FRANK, HARRIS, SHRIVER & JACOBSON            HALE AND DORR LLP
            ONE NEW YORK PLAZA                      405 LEXINGTON AVENUE
      NEW YORK, NEW YORK 10004-1980                  NEW YORK, NY 10174
              (212) 859-8000                           (212) 937-7200

                       -----------------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. / /

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                           PROPOSED MAXIMUM
TITLE OF EACH CLASS OF SECURITIES                                                         AGGREGATE OFFERING       AMOUNT OF
        TO BE REGISTERED                                                                       PRICE(1)         REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------------
Class B Common Stock, $0.01 par value per share....................................         $  100,000,000        $  26,400
-----------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.


     THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                    SUBJECT TO COMPLETION, DATED JUNE 5, 2000

PROSPECTUS

                                     [LOGO]

                                     Shares

                        INRANGE TECHNOLOGIES CORPORATION

                              Class B Common Stock



      We are selling shares of our Class B common stock. The underwriters named in this prospectus may purchase up to additional shares of our Class B common stock to cover over-allotments.

      This is an initial public offering of our Class B common stock. We currently expect the initial public offering price to be between $ and $ per share. We will apply to have our Class B common stock included for quotation on the Nasdaq National Market under the symbol "INRG."



      INVESTING IN OUR CLASS B COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                                               Per Share               Total
                                             -------------           ---------
PUBLIC OFFERING PRICE                        $                       $
UNDERWRITING DISCOUNT                        $                       $
PROCEEDS TO INRANGE (BEFORE EXPENSES)        $                       $

      The underwriters are offering the shares subject to various conditions.
The underwriters expect to deliver the shares to purchasers on or about        ,
2000.



SALOMON SMITH BARNEY
                            BEAR, STEARNS & CO. INC.
                                                                       CHASE H&Q

                   , 2000

                               INSIDE FRONT COVER


[artwork]

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front cover of this prospectus.



                                TABLE OF CONTENTS

                                                                                                                    PAGE
Prospectus Summary.............................................................................................       1
Risk Factors...................................................................................................       7
Cautionary Notice Regarding Forward-Looking Statements.........................................................      21
Use of Proceeds................................................................................................      21
Dividend Policy................................................................................................      21
Capitalization.................................................................................................      22
Dilution.......................................................................................................      23
Selected Combined Financial Data...............................................................................      24
Management's Discussion and Analysis of Financial Condition and Results of Operations..........................      26
Business.......................................................................................................      33
Management.....................................................................................................      48
Relationships Between Our Company and SPX......................................................................      60
Principal and Management Stockholders..........................................................................      65
Description of Capital Stock...................................................................................      67
Shares Eligible for Future Sale................................................................................      72
United States Tax Consequences to Non-United States Holders....................................................      73
Underwriting...................................................................................................      77
Legal Matters..................................................................................................      79
Experts........................................................................................................      79
Where You Can Find More Information............................................................................      79
Index To Combined Financial Statements.........................................................................     F-1

         UNTIL             2000, ALL DEALERS THAT BUY, SELL OR TRADE THE CLASS B
COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

         THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION YOU SHOULD CONSIDER BEFORE INVESTING IN OUR CLASS B COMMON STOCK. YOU SHOULD READ THE SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION ABOUT OUR COMPANY AND CLASS B COMMON STOCK ELSEWHERE IN THIS PROSPECTUS, ESPECIALLY THE RISKS OF INVESTING IN OUR CLASS B COMMON STOCK DISCUSSED UNDER "RISK FACTORS." UNLESS OTHERWISE INDICATED OR THE CONTEXT OTHERWISE REQUIRES, REFERENCES IN THIS PROSPECTUS TO "US" OR "WE" ARE TO INRANGE TECHNOLOGIES CORPORATION, REFERENCES TO SPX ARE TO SPX CORPORATION AND ITS SUBSIDIARIES OTHER THAN US, AND REFERENCES TO YEARS ARE TO OUR FISCAL YEARS ENDED DECEMBER 31 OF THE YEAR INDICATED.

                        INRANGE TECHNOLOGIES CORPORATION

         We design, manufacture, market and service networking and switching solutions for storage, data and telecommunications networks. Our solutions provide fast and reliable connections among networks of computers and peripheral devices and are used in large-scale, mission-critical systems in Fortune 1000 businesses and other large enterprises. Our products are designed to be compatible with various vendors' products and multiple communication standards and protocols. Our solutions for serving the three networks include:

- Storage Networks. We offer our IN-VSN family of directors, switches, channel extenders and optical networking products for storage networks, which are networks used to manage the storage of information. Our storage solutions are critical to storage networks because they direct, or facilitate the transport of, data between storage devices, computers and other networks. We focus on mission-critical datacenters where reliability and continuous availability are essential. Our products are compatible with popular storage network communication standards, including ESCON and Fibre Channel. The flagship of our IN-VSN product family is our 64-port FC/9000 Fibre Channel director class switch, the largest Fibre Channel storage network switch available.

- Data Networks. We offer our Universal Touchpoint product family of matrix switches, control systems and management applications used in data networks, which are networks used for data transmission and processing. These products provide real-time test, access and monitoring functions that are critical to maintaining a data network's high level of service. Our solutions are tailored to very large complex data networks as evidenced by our 24,000-port Mega-Matrix switch, the industry's largest switch.

- Telecommunications Networks. We offer our 7-View product family of performance monitoring products for telecommunications networks, which are networks used primarily for voice communication. Our 7-View surveillance system provides management applications such as call tracing, fraud detection and billing verification and enhances carriers' ability to operate advanced billing, sales and marketing programs, fraud prevention and call routing.

         We have installed our products at over 2,000 sites in over 90 countries. We distribute and support our products through a combination of our direct sales and service operations and indirect channels. Our customers include Aetna, American Express, AT&T, Bell Atlantic, British Telecom, Chase, Cisco, Citigroup, Comdisco, Delta Airlines, EDS, Hewlett Packard, IBM, Lockheed Martin, Nortel, Qwest, SABRE and Sungard.


                             THE MARKET OPPORTUNITY

         Over the last decade, the volume of information that is transmitted, captured, processed and stored over storage, data and telecommunications networks has increased significantly. As enterprises have become more dependent on these three networks, the demands on the networks have intensified, with enterprises requiring constantly available communication, immediate access to information and fast, complex data processing. Today, many enterprises operate their networks 24 hours a day, 7 days a week, with limited time for maintenance and upgrades. Given the cost to a business from the disruption caused by the failure of a mission-critical network, enterprises are committing substantial financial resources and personnel to reduce network failures. The cost and complexity associated with maintaining networks are significantly increased as networks become larger and by the fact that most enterprises manage three separate networks: a storage network, a data network and a telecommunications network. Many enterprises are seeking ways to reduce the costs of, and improve the efficiency and manageability of, their networks. As a result, we believe that there is a need for vendors who can provide solutions and expertise that bridge these disparate networks.


                            OUR COMPETITIVE STRENGTHS

         We believe that the following attributes of our products and our company position us to take advantage of market opportunities:

- EXPERIENCE WITH HIGH-END STORAGE, DATA AND TELECOMMUNICATIONS NETWORKS. Our focus on providing high-end, large-scale, fault-tolerant solutions for multiple networks allows us to apply our expertise across networks and architectures.

- LEADERSHIP IN DIRECTOR CLASS FIBRE CHANNEL SOLUTIONS. We are the leading provider of director class Fibre Channel storage area network solutions. In April 2000, we began shipping the industry's first 64-port Fibre Channel director class switch, the IN-VSN FC/9000.

- EXTENSIVE INSTALLED CUSTOMER BASE. We have installed our products at over 2,000 sites, primarily in Fortune 1000 businesses and other large enterprises.

- RESEARCH AND DEVELOPMENT EXPERTISE. As of May 1, 2000, we employed 149 personnel in our research and development department. We believe that this investment positions us to capitalize on emerging technologies and standards, such as Fibre Channel, FICON, Infiniband, ATM and xDSL, while continuing to accommodate legacy technologies.

- SIGNIFICANT DIRECT SALES RESOURCES. As of May 1, 2000, we employed 152 personnel in our sales and systems engineering department. Our large direct sales force maintains close relationships with our customers and provides comprehensive pre- and post-sales support.

- SERVICE AND SUPPORT CAPABILITIES. As of May 1, 2000, we employed 144 personnel in our customer service and support department. Our service organization provides our customers with resources that help them address often complex and challenging technical issues.

- ESTABLISHED INTERNATIONAL PRESENCE. We use our direct sales channel, alliances and an established network of distributors and resellers to provide sales and support in over 90 countries worldwide.


                                  OUR STRATEGY

         We intend to capitalize on our competitive strengths by pursuing the following strategies:

-   leveraging our intellectual capital across storage, data and voice networks;

-   cross-selling to our existing customer base;

-   expanding our consulting business;

-   driving enhanced features and functions through software; and

- expanding alliances and indirect channels of distribution and pursuing strategic acquisitions.


                            OUR RELATIONSHIP WITH SPX

         We are currently a wholly-owned subsidiary of SPX Corporation. After the completion of this offering of Class B common stock, SPX will own about
     % of the outstanding shares of our common stock. SPX will own 100% of the
outstanding Class A common stock, which will represent     % of the combined
voting power of all classes of our voting stock.

         SPX has not reached any decision regarding whether or for how long it will retain its stock ownership in our company. At present, SPX has no plan or intention to dispose of its shares of our Class A common stock. Whether

SPX will adopt a plan to divest our stock in the future, and how such a divestiture would occur, will depend on a variety of considerations and economic factors, including the business prospects for each entity, the business reasons for a divestiture, the market prices of our and SPX's common stock, SPX's ability to divest our stock on a tax-free basis and the availability of other strategic alternatives. Under current law, SPX will not be able to distribute its shares of Class A common stock to its stockholders on a tax-free basis prior to October, 2003, which is five years from the date SPX acquired General Signal Corp.

         We will enter into various agreements with SPX that relate to our ongoing relationship following completion of this offering. These agreements include a management services agreement, a tax sharing agreement, a registration rights agreement, an employee matters agreement and a trademark license agreement. All of these agreements will be made in the context of a parent-subsidiary relationship and were negotiated in the overall context of this offering. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties.


         Our 32-year history began in 1968 with the formation of Spectron Corp. Our current corporate entity, which traces its history to Spectron, was incorporated in Delaware in 1977 under the name Data/Switch Corporation. We changed our name to "INRANGE Technologies Corporation" in July 1998. Our principal executive office is located at 13000 Midlantic Drive, Mt. Laurel, New Jersey 08054, and our telephone number is (856) 234-7900.

                                  THE OFFERING

Class B common stock offered by us........................                shares

Common stock to be outstanding after this offering

         Class A common stock.............................                shares

         Class B common stock.............................                shares

         Total............................................                shares

Use of proceeds...........................................     We intend to use the net proceeds of this offering for
                                                               general corporate purposes, including potential
                                                               acquisitions.

Voting and conversion rights..............................     Our Class A common stock and our Class B common stock
                                                               generally have identical rights, except for voting and
                                                               conversion rights.  The holders of Class A common
                                                               stock are entitled to five votes per share and the
                                                               holders of Class B common stock are entitled to one
                                                               vote per share.  Holders of Class B common stock have
                                                               no conversion rights.  Holders of Class A common stock
                                                               may convert some or all of their shares into the same
                                                               number of shares of Class B common stock at any time.
                                                               In addition, shares of Class A common stock will
                                                               automatically convert into the same number of Class B
                                                               common stock if transferred to anyone other than SPX, except in connection with a tax-free distribution.

Proposed Nasdaq National Market symbol...................      INRG



         Mega-Matrix and CD/9000 are registered trademarks of our company. All other trademarks, service marks or trade names referred to in this prospectus are the property of their respective owners.

         Unless otherwise indicated, all information contained in this prospectus:

-        gives effect to the conversion of each share of our common stock that
         is outstanding prior to the offering into        shares of Class A
         common stock;

-        assumes that the underwriters do not exercise their option to purchase
         up to         additional shares of our Class B common stock to cover
         over-allotments;

-        excludes         shares of our Class B common stock reserved for
         issuance pursuant to our stock compensation plan; and

-        assumes an initial public offering price of $      per share of Class B
         common stock, the midpoint of the initial public offering price range set forth on the cover page of this prospectus.

                         SUMMARY COMBINED FINANCIAL DATA

         The tables on the following page present our summary combined financial data. The data presented in these tables are from our historical combined financial statements and the notes to those statements included elsewhere in this prospectus. You should read those sections along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a further explanation of the financial data summarized below. Our combined financial statements include our own assets, liabilities, revenue and expenses as well as the assets, liabilities, revenue and expenses of various other units of SPX comprising the storage networking, data networking and telecommunications networking business of SPX. Prior to this offering, all of the operations, assets and liabilities of these units will have been transferred to us.

         Following our acquisition by SPX and beginning in the fourth quarter of 1998, we implemented several initiatives to rationalize revenue, streamline operations and improve profitability. As part of this process, we discontinued sales of non-strategic, low volume product lines and products that were at the end of their life cycles. We also closed two manufacturing facilities and consolidated all of our operations into one manufacturing location, consolidated duplicative selling and administration functions into one location, and reduced headcount in non-strategic areas. These actions were substantially completed by July 1999. In connection with these initiatives, we recorded special charges of $7.0 million in 1998 and $10.6 million in 1999.

         Our other income (expense) for 1999 includes a gain of $13.9 million realized upon the sale of common stock of a public company that we received upon the exercise of warrants.

         As used in the tables, "EBITDA" represents earnings before interest, taxes, depreciation and amortization, other income (expense), special charges, and gain on sale of real estate. We believe that EBITDA is an important indicator of the liquidity and operating performance of technology companies. You should not consider EBITDA to be a substitute for operating income, net income, cash flow and other measures of financial performance prepared in accordance with generally accepted accounting principles.

         The as adjusted balance sheet data gives effect to the proposed sale of Class B common stock in this offering at the mid-point of the range set forth on the cover page of this prospectus.

                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                   Year ended December 31,           Three months ended March 31,
                                                             ----------------------------------      ----------------------------
                                                               1997        1998         1999           1999               2000
                                                             ---------   ---------    ---------      ---------          ---------
COMBINED STATEMENT OF OPERATIONS DATA:                                                                       (unaudited)
Revenue ..................................................   $ 218,971   $ 225,669    $ 200,622      $  49,158          $  46,153
Cost of revenue ..........................................     108,541     115,316       99,641         26,926             23,353
                                                             ---------   ---------    ---------      ---------          ---------
         Gross margin ....................................     110,430     110,353      100,981         22,232             22,800
                                                             ---------   ---------    ---------      ---------          ---------
Operating expenses:
   Research, development and engineering .................      21,225      25,067       18,928          6,452              4,963
   Selling, general and administrative ...................      57,659      63,517       49,337         13,474             12,404
   Special charges .......................................        --         6,971       10,587          9,687               --
   Gain on sale of real estate ...........................        --          --         (2,829)          --                 --
                                                             ---------   ---------    ---------      ---------          ---------
         Total operating expenses ........................      78,884      95,555       76,023         29,613             17,367
                                                             ---------   ---------    ---------      ---------          ---------
Operating income (loss) ..................................      31,546      14,798       24,958         (7,381)             5,433
Interest expense .........................................       1,509       1,391          925            254                177
Other income (expense) ...................................          18        (178)      13,726           (181)                94
                                                             ---------   ---------    ---------      ---------          ---------
         Income (loss) before income taxes ...............      30,055      13,229       37,759         (7,816)             5,350
Income taxes .............................................      12,198       5,873       15,459         (3,197)             2,140
                                                             ---------   ---------    ---------      ---------          ---------

Net income (loss) ........................................   $  17,857   $   7,356    $  22,300      $  (4,619)         $   3,210
                                                             =========   =========    =========      =========          =========

Basic and diluted earnings (loss)  per share .............   $           $            $              $                  $
                                                             =========   =========    =========      =========          =========
Shares used in computing basic and diluted earnings (loss)
   per share .............................................
                                                             =========   =========    =========      =========          =========

OTHER OPERATING DATA:
Depreciation and amortization ............................   $  14,528   $  13,160    $  10,534      $   2,895          $   3,071

Capital expenditures, net ................................       5,565       7,394        5,469          1,760              1,451
EBITDA ...................................................      46,074      34,929       43,250          5,201              8,504

                                                                                                           As of March 31, 2000
                                                                                                    -------------------------------
                                                                                                       Actual          As Adjusted
                                                                                                    -----------       -------------
                                                                                                             (unaudited)
COMBINED BALANCE SHEET DATA:
Cash .....................................................................................           $   1,711         $
Working capital ..........................................................................              37,320
Total assets .............................................................................             134,385
Total debt (including short-term borrowings and current portion of long-term debt) .......               3,583
Stockholder's investment .................................................................              83,776

                                  RISK FACTORS

         Investing in our Class B common stock involves significant risks. You should carefully consider the risks described below and the other information in this prospectus, including our combined financial statements and the related notes, before you purchase any shares of our Class B common stock.

                         RISKS RELATING TO OUR BUSINESS

OUR BUSINESS WILL SUFFER IF WE FAIL TO DEVELOP AND SUCCESSFULLY INTRODUCE NEW AND ENHANCED PRODUCTS THAT MEET THE CHANGING NEEDS OF OUR CUSTOMERS.

         Our success depends upon our ability to address the rapidly changing markets in which we operate, including changes in relevant industry standards and the changing needs of our customers. To address this risk, we must develop and introduce high-quality, technologically-advanced, cost-effective products and product enhancements on a timely basis. Our future revenue and earnings growth will depend on the success of our new products, and we may not be able to develop and introduce new products successfully in the timeframe we expect or prior to the time our competitors do. Given the relatively short product life cycles in the market for our products, any delay or unanticipated difficulty associated with new product introductions or product enhancements could significantly harm our business and financial results. In addition, our reputation could be significantly harmed among customers that use our products for mission-critical applications. Product development delays may result from numerous factors, including:

-        failure to develop the necessary technology on a timely basis;

-        changing market or competitive product requirements;

- difficulties in reallocating engineering resources and overcoming resource limitations;

-        difficulties in hiring and retaining necessary personnel;

-        difficulties with independent contractors;

-        failure to obtain licenses for required technology;

-        changing original equipment manufacturer product specifications; and

-        unanticipated engineering complexities.

         We cannot be certain of the demand for, and market acceptance of, the new or enhanced products that we do develop. This may be particularly problematic since we undertake significant research and development expense prior to marketing any new product. In addition, we must successfully manage the introduction of new or enhanced products in order to minimize disruption in our customers' ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet our customers' demands. Customers may choose to delay purchasing products until a later-generation product is developed, particularly if our competitors have developed a more advanced product or our customers believe a more advanced product will shortly be introduced by our competitors. Moreover, at the end of the life cycle of our products, our reputation for producing state-of-the-art products may be harmed and our customers may select a competitor's product. Our revenue and profitability may be reduced if we fail to develop or introduce new products and new product enhancements on a timely basis or if any new products and product enhancements that we develop and introduce are not broadly accepted.

WIDESPREAD ADOPTION OF STORAGE AREA NETWORKS, AND THE FIBRE CHANNEL PROTOCOL ON WHICH THESE NETWORKS ARE BASED, IS CRITICAL TO OUR FUTURE SUCCESS.

         The market for storage area networks has only recently begun to develop and is rapidly evolving. Because this market is relatively new, it is difficult to predict its potential size or future growth rate. Our FC/9000 is used exclusively in storage area networks. In addition, our FC/9000 switching products are designed to operate in corporate datacenters. Currently, there are only limited Fibre Channel storage area network products operating in these datacenters. Potential end-users, particularly those who have invested substantial resources in their existing data storage and management systems, may be reluctant or slow to adopt a new approach, like storage area networks, or may want to adopt a more advanced solution. Our success in penetrating this emerging market will depend on, among other things, our ability to:

- educate potential original equipment manufacturers, distributors and end-users about the benefits of Fibre Channel storage area network technology; and

- predict and base our products on standards that ultimately become industry standards.

         In addition, storage area networks are often implemented in connection with deployment of new storage systems and servers. Accordingly, our future success is also substantially dependent on the market for new storage systems and servers.

IF SALES OF OUR FC/9000 DO NOT GROW AS WE ANTICIPATE, OUR BUSINESS AND FINANCIAL RESULTS WILL BE MATERIALLY ADVERSELY AFFECTED.

         We began shipping the FC/9000 in April 2000. Our future sales growth and financial results are highly dependent on the growth of sales of the FC/9000. Sales of the FC/9000 may not grow as quickly as we expect for various reasons, including:

- mission-critical storage networks may not convert to switches using Fibre Channel protocol;

- we or our customers may discover problems in the FC/9000 that we may not be able to fix quickly and cost-effectively, if at all;

-        we may experience problems in manufacturing the FC/9000; and

- other companies may produce products with similar or greater capabilities which may have more attractive pricing.

WE WILL BE UNABLE TO MANUFACTURE OR SELL OUR FC/9000 IF OUR SOLE PRODUCT MANUFACTURER IS UNABLE TO MEET OUR MANUFACTURING NEEDS.

         We have selected Sanmina Corporation, one of the largest third-party providers of customized integrated electronic manufacturing services, to manufacture our FC/9000 for us. Sanmina has not previously produced any products for us. Sanmina is not obligated to supply products to us for any specific period, or in any specific quantity, except as may be provided in a particular purchase order which has been accepted by Sanmina Corporation. If Sanmina Corporation experiences delays, disruptions, capacity constraints, quality control problems in its manufacturing operations or financial difficulties, product shipments to our customers could be delayed. These delays could materially negatively impact our financial results and our competitive position and reputation.

WE RELY ON SOLE SOURCES OF SUPPLY FOR SOME OF OUR PRODUCTS AND KEY COMPONENTS OF OUR PRODUCTS. ANY DISRUPTION IN OUR RELATIONSHIPS WITH THESE SOURCES COULD MATERIALLY ADVERSELY AFFECT BUSINESS AND FINANCIAL RESULTS.

         We purchase custom applications specific integrated circuits ("ASICs") for the FC/9000 from Ancor Communications, Inc. pursuant to a technology license agreement. Ancor's failure to perform under this contract as a result of its financial position or otherwise would have a material adverse effect on our ability to produce the FC/9000 if we were unable to secure another source of supply without a significant delay, increase in costs or decrease in the performance of the FC/9000. The ASICs are currently produced on Ancor's behalf by a third-party manufacturer, LSI Logic. Our business and financial results could be harmed if LSI experiences delays, disruptions, capacity constraints, quality control problems in its manufacturing operations or has financial difficulties. Ancor has recently agreed to be acquired by QLogic Corp. and we are not certain how our relationship with Ancor will be affected by this acquisition.

         In addition, under our contract, we and Ancor have agreed to treat Ancor's next-generation ASIC as an ASIC governed by the terms of the contract, provided we pay Ancor $4 million and we and Ancor reach agreement as to the royalties that would be payable for both the current ASIC and the next generation ASIC. We intend to use the next-generation ASIC in our future products. We cannot be certain that we will reach agreement with Ancor on a timely or favorable basis regarding the next generation ASIC. If we do not reach agreement with Ancor regarding the next-generation ASIC, we may not be able to produce future products on a timely and cost-effective basis, if at all. If this happens, it would have a material adverse effect on our business and financial results.

         In addition, Ancor has agreed to purchase our FC/9000 products and resell them under its own label. Accordingly, a termination or disruption of our relationship with Ancor could reduce the sales of the FC/9000.

         We recently signed an agreement with Sorrento Networks, Inc. under which Sorrento will be a supplier for our optical networking products. Under this agreement, Sorrento has appointed us exclusive distributor throughout the world to sell Sorrento's optical networking products for the storage networks of enterprise customers. Because Sorrento has not yet begun supplying us with this product, we cannot be certain that Sorrento will be able to manufacture the number of products that we require, of the quality that we require, and in the time frames required to maintain and increase our sales of these products. If Sorrento is unable to meet our manufacturing volumes or if our contract with Sorrento is terminated, we may not be able to secure another source of supply without a significant delay, increase in costs or decrease in quantity. Because sales of optical networking products, supplied by a different vendor, represented 8% of our revenue in 1999, this could have a material adverse effect on our business or financial results.

DUE TO THE NATURE OF OUR PRODUCTS, OUR LARGEST CUSTOMERS IN ANY GIVEN PERIOD MAY NOT CONTINUE THEIR LEVELS OF PURCHASES IN FUTURE PERIODS, AND, ACCORDINGLY, OUR RESULTS OF OPERATIONS WILL BE ADVERSELY AFFECTED IF WE DO NOT DEVELOP SIGNIFICANT ADDITIONAL CUSTOMERS.

         Our ten largest customers accounted for approximately 33% of our 1999 revenue. Because our products represent significant capital purchases by our customers, we do not generally expect that customers who make substantial purchases in any given fiscal period will continue to make comparable purchases in subsequent periods. Accordingly, if we do not replace these customers, our revenue may decrease significantly and quickly. For example, our largest customer accounted for substantially all of our sales of our Network Channel Office Equipment and our Integrated Monitor and Test System in 1999. These sales represented 63% of our telecommunications product sales in 1999 and 8.5% of our total 1999 revenue. This customer has scaled back its purchases of this product to nominal levels and we do not know if we will sell additional products to this customer or if one or more new customers will purchase sufficient quantities of our telecommunications products in the future to enable us to maintain or expand our telecommunications product revenue on a period-by-period basis.

IF WE FAIL TO SUCCESSFULLY DEVELOP THE INRANGE BRAND, IT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

         We believe that establishing and maintaining the INRANGE brand contributes to our efforts to maintain and develop relationships with our customers, and that the importance of brand recognition will increase due to the growing number of vendors of storage area network products. If we do not increase our revenue as a result of our branding efforts or otherwise fail to promote our brand successfully, or if we incur excessive expenses in an attempt to promote and maintain the INRANGE brand, our business and financial results may be materially adversely affected. It is critical that our customers and vendors of storage area network products perceive all of our products to be of high quality since most of our customers use our products in mission-critical applications. If our reputation suffers, or if we introduce new products that are not accepted by the market, the value of the INRANGE brand will decline and our business will suffer.

WE ARE MOVING TO A NEW FACILITY AND IF WE FAIL TO PROPERLY MANAGE THIS MOVE OR OTHER ELEMENTS OF OUR GROWTH, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

         We are planning to move our headquarters and manufacturing operation to a new facility having larger space beginning in December 2000. This move could disrupt our business. If this facility is not ready for occupancy in the first quarter of 2001, our growth plans may be materially adversely affected. In addition, we intend to continue to seek to expand and grow our business for the foreseeable future. Our expansion has placed significant demands on our management, research and development department, manufacturing facilities, sales force, systems and other resources. Additional growth will further strain these resources. In order to manage our growth effectively, we must continue to invest in our systems and facilities and continue to expand, train and manage our work force. Being a public company will place additional demands on our management. We must continue to improve and coordinate our managerial, operational and financial controls and our reporting systems and other procedures to manage our growth and our being a public company. Our failure to manage the growth of our business effectively could have a material adverse effect on our business and financial results.

FAILURE TO EXPAND AND MANAGE OUR DISTRIBUTION CHANNELS INCLUDING OUR RELATIONSHIPS WITH ORIGINAL EQUIPMENT MANUFACTURERS COULD LIMIT OUR ABILITY TO INCREASE REVENUE.

         We have historically sold the majority of our products through our direct sales force. However, to expand our sales, particularly in the storage area network market, we will need to sell our products to manufacturers who resell our product using their own brand name, referred to as original equipment manufacturers, and through other indirect sales channels. As a result, we expect indirect sales channels to represent an increasing percentage of our total sales over the next few years. Sales through indirect sales channels have lower gross margins than sales through directs sales channels. We have only recently marketed our products to original equipment manufacturers, including Ancor, and we cannot be certain that we will be able to reach agreement with any other original equipment manufacturers. Even if we do reach agreement with original equipment manufacturers, we cannot be certain that they will continue to develop, market and sell products that incorporate our technology, nor can we control their ability or willingness to do so. We intend to sell our products to original equipment manufacturers in highly competitive markets, and our success will depend on the success of these customers. If we enter into an agreement with an original equipment manufacturer whose reputation or sales are adversely affected, our sales could be materially adversely affected. If we enter into a relationship with an original equipment manufacturer, we may not be able to enter into an agreement with other manufacturers of comparable products, and, even if we are able to, we may not be able to do so on a timely basis or on similar terms. If we fail to develop and manage relationships with original equipment manufacturers or if they fail to sell our products, it will have a material adverse effect on our business and financial results.

IF THE PRICES OF OUR PRODUCTS DECLINE, OUR REVENUE AND GROSS MARGINS WILL BE REDUCED.

         Although we have not experienced an overall decrease in the average selling prices of our products, we anticipate that as products in the storage area network market become more prevalent, the average unit price of our products may decrease in response to changes in product mix, competitive pricing pressures, the maturing life cycle of our products, new product introductions by us or our competitors or other factors. If we are not successful in our efforts to reduce the cost of our products through manufacturing efficiencies, design improvements and cost reductions, as well as through increased sales of higher margin products, our revenue and gross margins will decline significantly.

BECAUSE OUR INTELLECTUAL PROPERTY IS CRITICAL TO OUR SUCCESS, OUR BUSINESS AND FINANCIAL RESULTS WOULD SUFFER IF WE WERE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY.

         Because our products rely on proprietary technology and will likely continue to rely on technological advancements for market acceptance, we believe that the protection of our intellectual property rights is critical to the success of our business. To protect these rights, we rely on a combination of patent, copyright, trademark and trade secret laws. We also enter into confidentiality or license agreements with our employees, consultants and business partners, and control access to and distribution of our software, documentation and other proprietary information.

         Despite our efforts to protect our proprietary rights, unauthorized parties may copy or otherwise obtain and use our products or technology. It is difficult for us to monitor unauthorized uses of our products. The steps we have taken may not prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. For a more complete discussion of the protection of our intellectual property, see "Business -- Intellectual Property." During 1999, sales to customers outside of the United States accounted for approximately 39% of our revenue. If we are unable to protect our intellectual property from infringement, other companies may be able to use our intellectual property to offer competitive products at lower prices. We may not be able to effectively compete against these companies.

OTHERS MAY BRING INFRINGEMENT CLAIMS AGAINST US WHICH COULD BE TIME-CONSUMING AND EXPENSIVE TO DEFEND.

         In recent years, there has been significant litigation in the United States and in foreign countries involving patents and other intellectual property rights. We may be a party to litigation in the future to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These claims and any resulting lawsuit could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation, if determined adversely to us, or if settled by us to avoid the expense and disruption of litigation, also could force us to do one or more of the following:

- stop selling, incorporating or using our products or services that use the challenged intellectual property;

- obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; and

- redesign those products or services that use such technology, which we may or may not be able to do or which may result in a more costly or less effective product.

         If we are forced to take any of the foregoing actions, we may be unable to manufacture and sell our products, which would reduce our revenue and profitability.

COMPETITION IN NETWORK MARKETS MAY LEAD TO REDUCED SALES OF OUR PRODUCTS, REDUCED PROFITS AND REDUCED MARKET SHARE.

         The business of providing components and solutions to the storage area network market is highly competitive. As a result, our business may not develop as significantly or quickly as we expect and our profitability could be impaired by pricing pressure from this competition. Our future growth is highly dependent on this business. Our primary competitor in the Fibre Channel switch market, Brocade Communications, currently sells more Fibre

Channel switches than we do. Its perception by some as an early leader in the storage area network market may materially adversely affect our ability to develop new customer relationships. Other companies are also providing Fibre Channel switches and other products in our markets, and their products could become more widely accepted than ours. In addition, a number of companies are developing, or have developed, Fibre Channel products other than switches, such as adapters or hubs, that compete with our products in some applications. These competitors may develop products that are more advanced than our products. We anticipate that other companies will introduce additional Fibre Channel products, including switches, in the near future. To the extent that these companies have current supplier relationships with our potential customers, it will be more difficult for us to win business from these potential customers. If Fibre Channel technology gains wider market acceptance, it is likely that an increasing number of competitors will begin developing and marketing Fibre Channel products.

         The segment of the data networking market in which we compete is highly competitive and subject to continual technological changes. In the data networking market we face competition from major systems integrators and other established and emerging companies.

         In the telecommunications market, the market for SS7 management equipment is relatively new, highly competitive, and subject to rapid technological change, evolving industry standards and regulatory developments. We compete with a number of U.S. and international suppliers. As the market for these products grows, we face competition from other emerging telecommunications networking providers.

         Some of the companies with which we compete have substantially greater resources, greater name recognition and access to larger customer bases than we do. Our competitors may succeed in adapting more rapidly and effectively to changes in technology or the market. If we fail to compete effectively, it could materially adversely affect our financial results. See "Business -- Competition."

UNDETECTED SOFTWARE OR HARDWARE DEFECTS IN OUR PRODUCTS COULD RESULT IN LOSS OF OR DELAY IN MARKET ACCEPTANCE OF OUR PRODUCTS AND COULD INCREASE OUR COSTS OR REDUCE OUR REVENUE.

         Our products may contain undetected software or hardware errors when first introduced or when new versions are released. Our products are complex, and we have from time to time detected errors in existing products, and we may from time to time find errors in our existing, new or enhanced products. In addition, our products are combined with products from other vendors. As a result, should problems occur, it may be difficult to identify the source of the problem. These errors could result in a loss of or delay in market acceptance of our products and would increase our costs, reduce our revenue, harm our reputation and cause significant customer relations problems.

INDUSTRY STANDARDS AND GOVERNMENT REGULATIONS AFFECTING OUR BUSINESS EVOLVE RAPIDLY, AND IF WE CANNOT DEVELOP PRODUCTS THAT ARE COMPATIBLE WITH THESE EVOLVING STANDARDS, OUR BUSINESS WILL SUFFER.

         Our products must comply with industry standards. For example, in the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission. Internationally, our products must also comply with standards established by authorities in various countries. Any new products and product enhancements that we introduce in the future must also meet industry standards at the time they are introduced. Failure to comply with existing or evolving industry standards or to obtain timely domestic or foreign regulatory approvals or certificates could materially harm our business and financial results.

         Our storage networking products comprise only a portion of the components needed to create a storage area network. All components of the storage area network must comply with the same standards in order to operate efficiently together. We depend on companies that provide other components of the storage area network to support the industry standards as they evolve. Many of these companies are significantly larger and more influential in affecting industry standards than we are. Some industry standards may not be widely adopted or they may not be implemented uniformly, and competing standards may emerge that may be preferred by original equipment manufacturer customers or end users. If larger companies do not support the same industry standards that we do, or if competing standards emerge, market acceptance of our products could suffer or we may have to incur significant costs to adapt our products to new industry standards and to make our products adaptable to a wide range of standards.

CONSOLIDATION OF OUR COMPETITORS MAY CAUSE US TO LOSE CUSTOMERS AND NEGATIVELY AFFECT OUR SALES.

         Recently, there has been increasing consolidation in the storage networking industry. Consolidation in the storage networking industry may strengthen our competitors' positions in our market, cause us to lose customers and hurt our sales. In addition, acquisitions may strengthen our competitors' financial, technical and marketing resources and provide access to potential customers, which may harm our business.

IF WE DO NOT HIRE, RETAIN AND INTEGRATE HIGHLY SKILLED MANAGERIAL, ENGINEERING, RESEARCH, SALES, MARKETING, FINANCE AND OPERATIONS PERSONNEL, OUR BUSINESS MAY SUFFER.

         Our success depends to a significant degree upon the continued contributions of our key personnel in engineering, research, sales, marketing, finance and operations, many of whom would be difficult to replace. In particular, we believe that our future success is highly dependent on Gregory R. Grodhaus, our President and Chief Executive Officer, and Charles A. Foley, our Executive Vice President and Chief Technology Officer. We do not maintain key person life insurance on our key personnel and do not have employment contracts with any of our key personnel. The loss of the services of any of our key personnel could have a negative impact on our business.

         We believe our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, research, sales, marketing, finance and operations personnel. Competition for professionals in our industry is intense and increasing. We cannot guarantee that we will be able to attract and retain qualified personnel. If we are unable to attract or retain qualified personnel in the future, or if we experience delays in hiring required personnel, particularly qualified engineers and sales personnel, our ability to develop, introduce and sell our products could be materially harmed. If our stock price declines, does not increase significantly or options in our company are not perceived as highly valuable, we may have difficulty in attracting and retaining qualified personnel, since a portion of employees' compensation is stock based.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY.

         We have experienced significant fluctuations in sales, revenue and operating results from quarter to quarter due to a combination of factors, and expect these fluctuations to continue in future periods. Since we sell high-end products with relatively high costs for each product, our financial results for each quarter may be materially affected by the timing of particular orders, and we anticipate that our largest customers in one period may not be our largest customers in future periods. Other factors that may cause our results of operations to vary significantly from quarter to quarter include:

- the timing and market acceptance of product introductions or enhancements by us or our competitors;

-        the size, timing, terms and fluctuations of customer orders;

-        customer order deferrals in anticipation of new products;

-        technological changes in the networking industry;

-        competitive pricing pressures;

-        seasonal fluctuations in customer buying patterns;

-        changes in our operating expenses;

-        personnel changes;

-        policies by our suppliers;

-        regulatory changes;

-        capital spending;

-        one-time gains or losses;

-        delays of payments by customers; and

-        general economic conditions.

MANY OF OUR SALES ARE MADE IN CONJUNCTION WITH SALES BY OTHER VENDORS OF RELATED PRODUCTS. IF OUR CUSTOMER'S RELATIONSHIP WITH THE VENDOR TERMINATES, OR OUR RELATIONSHIP WITH THE VENDOR TERMINATES, THE CUSTOMER MAY TERMINATE ITS RELATIONSHIP WITH US.

         We sell components of complicated network systems. Many vendors sell components related to our products that customers purchase when they purchase our products. If the relationship between the customer and the other vendor deteriorates or terminates, or if the vendor's products are perceived as not being state-of-the-art or cost-effective, our relationship with that customer might be in jeopardy and may be terminated. For example, our 7-View product is generally purchased in conjunction with network management software that is often provided by third parties. If a customer decides for any reason to cease purchasing network management software, that customer would cease to use our 7-View product.

         In addition, many times a third party vendor is the prime contractor for sales of solutions to our customers. This third party may not continue to bring sales opportunities to us and we cannot be sure that our relationships with these vendors will continue. If our relationships with these vendors is terminated, we would lose these sales opportunities.

WE MAY ENGAGE IN FUTURE ACQUISITIONS THAT CAUSE US TO INCUR DEBT OR ASSUME CONTINGENT LIABILITIES AND, IF THE PURCHASE PRICE IS PAID IN SHARES OF OUR STOCK, THE ACQUISITION COULD DILUTE OUR STOCKHOLDERS OR GIVE SUPERIOR RIGHTS TO THE NEW STOCKHOLDERS.

         As part of our strategy, we review opportunities to buy other businesses or technologies that would complement our current products, expand the breadth of our markets, enhance our technical capabilities or otherwise offer growth opportunities. We cannot be certain that any such transaction will occur. If we complete any future purchases, we could issue stock, incur debt, or be required to assume liabilities of the acquired business, some of which we would not be aware of at the time of the acquisition. Acquisitions in which we issue stock may be dilutive to our earnings, and if stock other than Class B common stock is used, the recipients of the stock may have rights superior to those of our existing Class B common stockholders. If we borrow money, our interest expense would increase and may result in our becoming subject to operating restrictions under a credit agreement. Any acquisition may also involve other numerous risks, including:

- problems combining the purchased operations, technologies or products into our existing operations;

-        unanticipated costs;

-        diversion of management's attention from our core business;

- material adverse effects on existing business relationships with suppliers and customers;

- risks associated with entering markets in which we have no or limited prior experience; and

-        potential loss of key employees of purchased organizations.

         We are not certain that we will be able to successfully integrate any operations, products, technologies or personnel of businesses that we might purchase in the future.

WE DERIVE A SUBSTANTIAL AMOUNT OF OUR REVENUE FROM INTERNATIONAL SOURCES, AND DIFFICULTIES ASSOCIATED WITH OUR INTERNATIONAL OPERATIONS COULD HARM OUR BUSINESS.

         Revenue derived from customers located outside of the United States represented 39% of our 1999 revenue. We believe that our continued growth and profitability will require us to continue to penetrate international markets. If we are unable to successfully manage the difficulties associated with international operations and maintain and expand our international operations, our business could be materially harmed. These difficulties include:

- difficulties related to staffing and managing foreign operations in our highly technical industry;

-        unexpected changes in regulatory requirements;

- licenses, tariffs and other trade barriers imposed on products such as ours;

-        reduced or limited protections of intellectual property rights;

-        political and economic instability;

- potentially adverse tax consequences resulting from changes in tax laws;

- difficulties related to obtaining approvals for products from foreign governmental agencies which regulate networks;

- compliance with a wide variety of complex foreign laws and treaties relating to telecommunications equipment; and

- delays or difficulties collecting accounts receivable from foreign entities that cannot be sued in the United States.

         In addition, all of our manufacturing is currently performed in the United States. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive and thus less competitive in foreign markets. A portion of our international revenue may be denominated in foreign currencies in the future, which would subject us to risks associated with fluctuations in those foreign currencies.

OUR NON-COMPETITION AGREEMENTS WITH OUR EMPLOYEES MAY NOT BE ENFORCEABLE. IF ANY OF THESE EMPLOYEES LEAVES OUR COMPANY AND JOINS A COMPETITOR, OUR COMPETITOR COULD BENEFIT FROM THE EXPERTISE OUR FORMER EMPLOYEE GAINED WHILE WORKING FOR US.

         We currently have non-competition agreements with some of our employees. These agreements prohibit our employees, in the event they cease to work for us, from directly competing with us or working for our competitors. Pursuant to current U.S. law, we may not be able to enforce these non-competition agreements. In the event that we are unable to enforce any of these agreements, our competitors that employ our former employees could benefit from the expertise our former employees gained while working for us.

IF WE ARE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS, WE MAY BE UNABLE TO DEVELOP OR ENHANCE OUR PRODUCTS, TAKE ADVANTAGE OF FUTURE OPPORTUNITIES OR RESPOND TO COMPETITIVE PRESSURES OR UNANTICIPATED REQUIREMENTS.

         We believe that the net proceeds of this offering, together with our existing cash balances, foreign credit facilities and cash provided by future operations, will be sufficient to meet our working capital, capital expenditure and research and development requirements for the foreseeable future. However, we may be required, or could elect, to seek additional funding prior to that time, particularly if we acquire a business or enter into a joint venture, or our cash flow is not as strong as we anticipate. We may be unable to borrow sufficient funds. If we are able to borrow funds, the terms of the credit arrangements may impose significant operating restrictions on us. Further, if we issue new equity securities, stockholders may experience significant dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our Class B common stock. Our ability to issue equity may be limited by SPX's desire to preserve its ability in the future to effect a tax-free spin-off. If we cannot raise funds on acceptable terms, we may be unable to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements.

OUR BUSINESS MAY BE HARMED BY CLASS ACTION LITIGATION DUE TO STOCK PRICE VOLATILITY.

         In the past, securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources and seriously harm our business and financial results.

                   RISKS RELATING TO OUR RELATIONSHIP WITH SPX

WE WILL BE CONTROLLED BY SPX SO LONG AS IT OWNS A MAJORITY OF THE VOTING POWER OF OUR COMMON STOCK, AND OUR OTHER STOCKHOLDERS WILL BE UNABLE TO AFFECT THE OUTCOME OF ANY STOCKHOLDER VOTE DURING THAT TIME.

         After the completion of this offering of Class B common stock, SPX will
own approximately     % of the total number of outstanding shares of our common
stock, or approximately     % if the underwriters exercise their over-allotment
option in full. SPX will own 100% of the outstanding Class A common stock, which
will represent      % of the combined voting power of our voting stock, or     %
of the voting power of all classes of our voting stock if the underwriters exercise their over-allotment option in full. Until SPX owns less than 50% of the combined voting power of our stock, SPX will be able to elect our entire board of directors, to remove any director for cause and generally to determine the outcome of all corporate actions requiring stockholder approval. As a result, SPX will be in a position to control all matters affecting our company, including decisions as to:

-        our corporate direction and policies;

-        the composition of our board of directors;

-        future issuances of our common stock or other securities;

-        our incurrence of debt;

-        amendments to our certificate of incorporation and bylaws;

-        payment of dividends on our common stock; and

- acquisitions, sales of our assets, mergers or similar transactions, including transactions involving a change of control.

         Because of SPX's control of our company, investors will be unable to affect or change the management or the direction of our company. As a result, some investors may be unwilling to purchase our Class B common stock.

If the demand for our Class B common stock is reduced because of SPX's control of our company, the price of our Class B common stock could be depressed.

THE SUPERIOR VOTING RIGHTS OF CLASS A COMMON STOCK RELATIVE TO CLASS B COMMON STOCK COULD MATERIALLY ADVERSELY AFFECT THE STOCK PRICE AND LIQUIDITY OF THE CLASS B COMMON STOCK YOU PURCHASE IN THE OFFERING.

         The holders of our Class A and Class B common stock generally have identical rights, except that holders of our Class A common stock are entitled to five votes per share and holders of our Class B common stock are entitled to one vote per share on all matters to be voted on by stockholders. We will be selling our Class B common stock in the offering. The difference in the voting rights of the Class A and Class B common stock could diminish the value of the Class B common stock to the extent that investors or any potential future purchasers of our Class B common stock ascribe value to the superior voting rights of the Class A common stock. In addition, if SPX distributes our Class A common stock to its stockholders, the existence of two separate classes of publicly traded common stock could result in less liquidity for either class of our common stock than if there were only one class of common stock and could result in the market price of our Class B common stock being lower than the market price of our Class A common stock. For more information about the rights associated with owning our Class A and Class B common stock, see "Description of Capital Stock."

WE MAY HAVE CONFLICTS WITH SPX WITH RESPECT TO OUR PAST AND ONGOING
RELATIONSHIPS.

         We may have conflicts with SPX after this offering in a number of areas relating to our past and ongoing relationships, including:

-        SPX's ability to control our management and affairs;

- the nature, quality and pricing of ongoing services which SPX has agreed to provide us;

-        business opportunities that may be attractive to both SPX and us;

- litigation, labor, tax, employee benefit and other matters arising from our no longer being a wholly-owned subsidiary of SPX;

-        the incurrence of debt and major business combinations by us; and

- sales or distributions by SPX of all or any portion of its ownership interest in us.

         We may not be able to resolve these conflicts and, even if we are able to do so, the resolution of these conflicts may not be as favorable as if we were dealing with an unaffiliated party. Our charter does not contain any special provisions setting forth rules governing these potential conflicts. In addition, the contractual agreements we have with SPX for SPX to provide us with various ongoing services may be amended from time to time upon agreement between the parties and, as long as SPX is our controlling stockholder, it will have significant influence over our decision to agree to any such amendments. These agreements were made in the context of an affiliated relationship and were negotiated in the overall context of this offering. The prices and other terms under these agreements may be less favorable to us than what we could have obtained in arm's-length negotiations with unaffiliated third parties for similar services.

WE ARE SUBJECT TO RESTRICTIONS CONTAINED IN SPX'S CREDIT AGREEMENT.

         Under the terms of SPX's credit agreement, we will continue to be considered a subsidiary of SPX after the offering for as long as SPX holds more than 50% of the combined voting power of our common stock. As a result, we will continue to be subject to the covenants contained in SPX's credit agreement that restrict SPX and its subsidiaries, including covenants limiting indebtedness, liens, sale of assets and capital expenditures. These covenants could restrict our ability to operate our business; moreover, we may have conflicts with SPX as to our ability to take advantage of baskets and other provisions contained in the credit agreement which SPX may want to utilize for itself or its other subsidiaries.

A NUMBER OF OUR DIRECTORS MAY HAVE CONFLICTS OF INTEREST BECAUSE THEY ARE ALSO DIRECTORS OR EXECUTIVE OFFICERS OF SPX OR OWN SPX STOCK.

         Five members of our board of directors are directors or executive officers of SPX and all of our directors will be appointed by SPX prior to this offering. Our directors who are also directors or executive officers of SPX will have obligations to both companies and may have conflicts of interest with respect to matters involving or affecting us, such as acquisitions and other corporate opportunities that may be suitable for both us and SPX. In addition, after this offering, a number of our directors, executive officers and other employees will continue to own SPX stock and options on SPX stock they acquired as employees of SPX. This ownership could create, or appear to create, potential conflicts of interest when these directors and officers are faced with decisions that could have different implications for our company and SPX. Our charter will not have special provisions to deal with these potential conflicts and we intend to deal with conflicts on a case-by-case basis.

WE FACE RISKS ASSOCIATED WITH BEING A MEMBER OF SPX'S CONSOLIDATED GROUP FOR FEDERAL INCOME TAX PURPOSES.

         For so long as SPX continues to own at least 80% of the combined vote and value of our capital stock, we will be included in SPX's consolidated group for federal income tax purposes. Under a tax sharing agreement with SPX that will become effective upon completion of this offering, we will pay SPX the amount of federal, state and local income taxes that we would be required to pay to the relevant taxing authorities if we were a separate taxpayer not included in SPX's consolidated, unitary or combined returns. In addition, by virtue of its controlling ownership and the tax sharing agreement, SPX will effectively control substantially all of our tax decisions. Under the tax sharing agreement, SPX will have sole authority to respond to and conduct all tax proceedings, including tax audits, relating to SPX's consolidated, unitary or combined income tax returns in which we are included. Moreover, notwithstanding the tax sharing agreement, federal law provides that each member of a consolidated group is liable for the group's entire tax obligation. Thus, to the extent SPX or other members of SPX's consolidated group fail to make any federal income tax payments required of them by law, we could be liable for the shortfall. Similar principles may apply for state or local income tax purposes.

                         RISKS RELATING TO THIS OFFERING


SINCE OUR CLASS B COMMON STOCK HAS NOT TRADED PUBLICLY, THE INITIAL PUBLIC OFFERING PRICE MAY NOT BE INDICATIVE OF THE MARKET PRICE OF OUR CLASS B COMMON STOCK AFTER THIS OFFERING, AND THE MARKET PRICE OF OUR CLASS B COMMON STOCK MAY FLUCTUATE WIDELY AND RAPIDLY.

         There is currently no public market for our Class B common stock, and an active trading market may not develop or be sustained after this offering. The initial public offering price will be determined through negotiation between us and representatives of the underwriters and may not be indicative of the market price for our Class B common stock after this offering.

         The market price of our Class B common stock could fluctuate significantly as a result of:

- economic and stock market conditions generally and specifically as they may impact participants in our industry;

- changes in and failures to meet financial estimates and recommendations by securities analysts following our stock;

- earnings and other announcements by, and changes in market valuations of, participants in our industry;

- changes in business or regulatory conditions affecting participants in the networking industry;

-        increased price competition;

- announcements or implementation by us or our competitors of technological innovations or new products; and

-        trading volume of our Class B common stock.

         The securities of many companies have experienced extreme price and volume fluctuations in recent months, often unrelated to the companies' operating performance. Specifically, market prices for securities of technology-related companies have frequently reached elevated levels, often following their initial public offerings. These levels may not be sustainable and may not bear any relationship to these companies' operating performances. Even if the market price of our Class B common stock reaches an elevated level following this offering, it may materially and rapidly decline.

THE ACTUAL OR POSSIBLE SALE OF OUR SHARES BY SPX, WHICH WILL OWN MORE THAN 80% OF OUR OUTSTANDING SHARES FOLLOWING THIS OFFERING, COULD DEPRESS OR REDUCE THE MARKET PRICE OF OUR CLASS B COMMON STOCK OR CAUSE OUR SHARES TO TRADE BELOW THE PRICES AT WHICH THEY WOULD OTHERWISE TRADE.

         The market price of our Class B common stock could drop as a result of sales by SPX of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These factors also could make it more difficult for us to raise funds through future offerings of our Class B common stock.

         SPX is not obligated to retain its shares of our Class A common stock, except that, subject to limited exceptions, it has agreed not to sell or otherwise dispose of any shares of our Class A common stock for 180 days after the completion of this offering without the written consent of the underwriters. The underwriters may waive this restriction at any time without public notice. After the expiration of this 180-day period, unless earlier waived, SPX could dispose of its shares of our Class A common stock through a public offering, sales under Rule 144 of the Securities Act of 1933 or other transaction. Upon such sale, each share of Class A common stock will be converted into one share of Class B common stock. We have entered into a registration rights agreement with SPX that grants it registration rights to facilitate its sale of our shares in the market.

         In addition, after this offering, there will be outstanding options to
acquire         shares of our Class B common stock. Subject to vesting
restrictions, these options may be exercised and the underlying shares of our Class B common stock sold; however, our executive officers and directors and those of SPX have agreed to not sell or otherwise dispose of any shares of our common stock for 180 days after the completion of this offering without the written consent of the underwriters. The underwriters may waive this restriction at any time without public notice.

WE HAVE BROAD DISCRETION TO USE A PORTION OF THE PROCEEDS OF THIS OFFERING AND MAY NOT USE THE PROCEEDS EFFECTIVELY.

         We estimate that the net proceeds of this offering will be
approximately $    million. Our management team will retain broad discretion as to the allocation of these proceeds and may spend these proceeds in ways with which our public stockholders may not agree.

ANTI-TAKEOVER PROVISIONS UNDER OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND THE DELAWARE GENERAL CORPORATION LAW MAY ADVERSELY AFFECT THE PRICE OF OUR CLASS B COMMON STOCK, OR DISCOURAGE THIRD PARTIES FROM MAKING A BID FOR US.

         Amendments we intend to make to our certificate of incorporation and our bylaws prior to this offering and various provisions of the Delaware General Corporation Law may make it more difficult to effect a change in control of our company, even if SPX were no longer our controlling stockholder. Our charter, our bylaws, and the various provisions of Delaware General Corporation Law may materially adversely affect the price of our Class B common stock, discourage third parties from making a bid for our company or reduce any premium paid to our stockholders for their Class B common stock. For example, we intend to amend our charter prior to this offering to authorize our board of directors to issue blank check preferred stock. The authorization of this preferred stock will enable us to create a poison pill and otherwise may make it more difficult for a third party to acquire control of us in a transaction not approved by our board. We also intend to amend our certificate of incorporation prior to this offering to provide for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. This classification of our board of directors could have the effect of making it more difficult for a third party to acquire our company, or of discouraging a third party from acquiring control of our company.

INVESTORS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

         If you purchase Class B common stock in this offering, you will pay more for your shares than the amounts paid by SPX for its shares. As a result, you will experience immediate and substantial dilution of approximately $
per share, representing the difference between the initial public offering price
of $      per share and our net tangible book value per share as of March 31,
2000 after giving effect to this offering. See "Dilution" for a more complete description of how the value of your investment in our Class B common stock will be diluted upon the completion of this offering.

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus includes "forward-looking statements" for purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934. All statements other than statements of historical fact in this prospectus, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "should," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. We can give no assurance that the expectations reflected in forward-looking statements will prove to have been correct. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of factors including those set forth under the "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections, and elsewhere in this prospectus. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update publicly or revise any forward-looking statements.

                                 USE OF PROCEEDS

         We estimate that the net proceeds from our sale of         shares of
Class B common stock will be approximately $     million, after deducting the
underwriting discount and estimated expenses of this offering. If the underwriters exercise their over-allotment option in full, we estimate that the
net proceeds will be approximately $     million. We intend to use the net
proceeds of this offering for general corporate purposes, including potential acquisitions. We regularly evaluate, and from time to time engage in discussions with, acquisition candidates. Pending their use, we may invest the net proceeds in short-term marketable securities.

                                 DIVIDEND POLICY

         Since we have always been a wholly-owned subsidiary of a larger corporation, we have paid intercompany dividends in the past. However, we do not expect to pay any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including applicable Delaware law, contractual restrictions, our financial condition, operating results, current and anticipated cash needs and plans for expansion.

                                 CAPITALIZATION
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

         The following table sets forth our cash, debt and capitalization as of March 31, 2000:

-        on an actual basis; and

-        as adjusted to give effect to this offering.

         You should read the information provided below together with our historical combined financial statements and the notes to those statements included elsewhere in this prospectus and the information in the "Selected Combined Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus.



                                                                                            As of March 31, 2000
                                                                                        ----------------------------
                                                                                         Actual         As Adjusted
                                                                                        --------       -------------
                                                                                            (in thousands)
Cash..............................................................................      $ 1,711
                                                                                        =======           ========
Short-term borrowings and current portion of long-term debt.......................      $ 3,573
Long-term debt....................................................................           10
                                                                                        -------           --------
     Total debt...................................................................        3,583
                                                                                        -------           --------
Stockholder's equity:
     Preferred stock, par value $0.01 per share,       shares authorized and                --
           none outstanding
     Class A common stock, par value $0.01 per share,       shares authorized,              --
           shares issued and outstanding as adjusted
     Class B common stock, par value $0.01 per share,       shares authorized,              --
            shares issued and outstanding as adjusted
     SPX's net investment.........................................................       83,747
     Accumulated other comprehensive income.......................................           29
                                                                                        -------           --------
Total stockholder's equity........................................................       83,776
                                                                                        -------           --------
Total capitalization..............................................................      $87,359
                                                                                        =======           ========

                                    DILUTION

         Our net tangible book value as of March 31, 2000 was approximately
$76.3 million or $     per share. Net tangible book value per share is equal to
our total tangible assets minus our total liabilities divided by the aggregate number of shares of Class A common stock and Class B common stock outstanding prior to this offering. Assuming we had also sold the shares of Class B common
stock offered hereby at an assumed initial public offering price of $     per
share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value at March
31, 2000 would have been approximately $     million, or $     per share. This
represents an immediate increase in net tangible book value of $     per share
to the existing stockholder and an immediate dilution of $     per share to new
investors in this offering. Dilution is determined by subtracting net tangible book value per share after the offering from the amount of cash paid by a new investor for a share of Class B common stock. The following table illustrates the substantial and immediate per share dilution to new investors:

                                                                     Per share
                                                                     ---------
Assumed initial public offering price.............................   $
        Net tangible book value as of March 31, 2000..............
        Increase attributable to new investors....................
Net tangible book value after giving effect to the offering.......
                                                                     ---------
Dilution to new investors.........................................   $
                                                                     =========

         The following table sets forth as of March 31, 2000 the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by the existing stockholder and by new investors purchasing shares of our Class B common stock in this offering. The calculations with respect to shares purchased by new investors in this offering reflect an assumed offering price of $ per share:

                         Shares Purchased   Total Consideration
                         ----------------   -------------------   Average price
                         Number   Percent   Amount      Percent     per share
                         ------   -------   ------      -------   -------------
Existing stockholder...                 %   $                 %   $
New investors..........
                         ------   -------   ------      -------
   Total...............                 %   $                 %
                         ======   =======   ======      =======

         If the underwriters exercise their over-allotment option in full, the net tangible book value per share of common stock as of March 31, 2000 would have been $ per share, which would result in dilution to the new investors of $ per share, and the number of shares of Class B common stock held by the new investors would increase to or % of the total number of shares to be outstanding after this offering.

                        SELECTED COMBINED FINANCIAL DATA


         The tables on the following pages present our selected combined financial data. You should read the information in the tables together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical combined financial statements and the notes to those statements included elsewhere in this prospectus. The combined statement of operations data set forth below for the year ended December 31, 1997 are derived from our audited combined financial statements included in this prospectus which have been audited by Ernst & Young LLP, independent auditors, whose report is included in this prospectus. The combined statement of operations data set forth below for the years ended December 31, 1998 and 1999 and combined balance sheet data as of December 31, 1998 and 1999 are derived from our audited combined financial statements included in this prospectus which have been audited by Arthur Andersen LLP, independent public accountants, whose report is also included in this prospectus.

         The combined statement of operations data for the years ended December 31, 1995 and 1996 and the combined balance sheet data as of December 31, 1995, 1996 and 1997 are derived from our audited combined financial statements that are not included in this prospectus. The combined statement of operations data for the three months ended March 31, 1999 and 2000 and the combined balance sheet data as of March 31, 2000 are derived from our unaudited combined financial statements included in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring entries that are necessary for a fair presentation of our financial position and results of operations for these periods. Our combined financial statements include our own assets, liabilities, revenue and expenses as well as the assets, liabilities, revenue and expenses of various other units of SPX comprising the storage networking, data networking and telecommunications networking business of SPX. Prior to this offering, all of the operations, assets and liabilities of these units will have been transferred to us.

         Following our acquisition by SPX and beginning in the fourth quarter of 1998, we implemented several initiatives to rationalize revenue, streamline operations and improve profitability. As part of this process, we discontinued sales of non-strategic, low volume product lines and products that were at the end of their life cycles. We also closed two manufacturing facilities and consolidated all of our operations into one manufacturing location, consolidated duplicative selling and administration functions into one location, and reduced headcount in non-strategic areas. These actions were substantially completed by July 1999. In connection with these initiatives, we recorded special charges of $7.0 million in 1998 and $10.6 million in 1999. Special charges in 1995 and 1996 reflect merger and restructuring costs related to the acquisition of Data Switch Corporation, which was accounted for as a pooling of interest under Accounting Principles Board Opinion No. 16.

         Our other income (expense) for 1999 includes a gain of $13.9 million realized upon the sale of common stock of a public company that we received upon the exercise of warrants.

         As used in the tables, "EBITDA" represents earnings before interest, taxes, depreciation and amortization, other income (expense), special charges, and gain on sale of real estate. We believe that EBITDA is an important indicator of the liquidity and operating performance of technology companies. You should not consider EBITDA to be a substitute for operating income, net income, cash flow and other measures of financial performance prepared in accordance with generally accepted accounting principles.


                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                                                                             Three Months Ended
                                                      YEAR ENDED DECEMBER 31,                     March 31,
                                      ----------------------------------------------------   -------------------
                                        1995       1996       1997       1998       1999       1999       2000
                                      --------   --------   --------   --------   --------   --------   --------
                                                                                                 (unaudited)
COMBINED STATEMENT OF
  OPERATIONS DATA:
Revenue.........................      $202,686   $214,433   $218,971   $225,669   $200,622   $ 49,158   $ 46,153
Cost of revenue.................       100,992    108,037    108,541    115,316     99,641     26,926     23,353
                                      --------   --------   --------   --------   --------   --------   --------
       Gross margin.............       101,694    106,396    110,430    110,353    100,981     22,232     22,800
                                      --------   --------   --------   --------   --------   --------   --------
Operating expenses:
  Research, development and
    engineering..................       19,666     20,191     21,225     25,067     18,928      6,452      4,963
  Selling, general and
    administrative...............       54,105     52,979     57,659     63,517     49,337     13,474     12,404
  Special charges................       12,671        731         --      6,971     10,587      9,687         --
  Gain on sale of real estate....           --         --         --         --     (2,829)        --         --
                                      --------   --------   --------   --------   --------   --------   --------
       Total operating expenses..       86,442     73,901     78,884     95,555     76,023     29,613     17,367
                                      --------   --------   --------   --------   --------   --------   --------
Operating income (loss)..........       15,252     32,495     31,546     14,798     24,958     (7,381)     5,433
Interest expense.................        1,966        497      1,509      1,391        925        254        177
Other income (expense)...........           75       (149)        18       (178)    13,726       (181)        94
                                      --------   --------   --------   --------   --------   --------   --------
       Income (loss) before
         income taxes............       13,361     31,849     30,055     13,229     37,759     (7,816)     5,350
Income taxes.....................        7,208     13,497     12,198      5,873     15,459     (3,197)     2,140
                                      --------   --------   --------   --------   --------   --------   --------
Net income (loss)................     $  6,153   $ 18,352   $ 17,857   $  7,356   $ 22,300   $ (4,619)  $  3,210
                                      ========   ========   ========   ========   ========   ========   ========
Basic and diluted earnings (loss)
  per share......................     $          $          $          $          $          $          $
                                      ========   ========   ========   ========   ========   ========   ========
Shares used in computing basic
  and diluted earnings (loss) per
  share..........................
                                      ========   ========   ========   ========   ========   ========   ========

OTHER OPERATING DATA:
Depreciation and amortization....     $  9,806   $ 12,468   $ 14,528   $ 13,160   $ 10,534   $  2,895   $  3,071
Capital expenditures, net........        6,077      4,062      5,565      7,394      5,469      1,760      1,451
EBITDA...........................       37,729     45,694     46,074     34,929     43,250      5,201      8,504



                                                      AS OF DECEMBER 31,                                 AS OF
                                      ----------------------------------------------------             MARCH 31,
                                        1995       1996       1997       1998       1999                 2000
                                      --------   --------   --------   --------   --------             ---------
                                                                                                      (unaudited)
COMBINED BALANCE SHEET DATA:
Cash............................      $     --   $     --   $     --   $  2,461   $  1,023              $  1,711
Working capital.................         7,131     31,893     21,142     33,970     35,315                37,320
Total assets....................       111,403    118,281    105,452    126,458    132,350               134,385
Total debt (including short-term
  borrowings and current
  portion of long-term debt)....        35,117     12,694     16,285      5,322      4,131                 3,583
Stockholder's investment........        36,921     65,006     50,246     74,453     78,498                83,776

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         You should read the following discussion and analysis in conjunction with our historical combined financial statements and the notes to those statements included elsewhere in this prospectus.

OVERVIEW

         We design, manufacture, market and service networking and switching solutions for storage, data and telecommunications networks. Our solutions provide fast and reliable connections among networks of computers and peripheral devices and are used in large-scale, mission-critical systems in Fortune 1000 businesses and other large enterprises.

         Our 32-year history began in 1968 with the formation of Spectron Corp., an early provider of data transmission testing equipment. In 1983, Telenex Corporation acquired Spectron's business. In 1986, General Signal Corp. purchased Telenex. In 1996, General Signal consolidated several of its subsidiaries specializing in the communications industry into General Signal Networks, a wholly-owned subsidiary of General Signal. In July 1998, General Signal Networks was renamed INRANGE Technologies Corporation in order to create a new brand name for the combined businesses. In October 1998, SPX acquired General Signal, including its INRANGE subsidiary.

         The historical combined financial statements contained in this prospectus include our own assets, liabilities, revenue and expenses as well as the assets, liabilities, revenue and expenses of various other units of SPX, comprising the storage, data and telecommunications networking business of SPX. Prior to this offering, all of the operations, assets and liabilities of these units will have been transferred to us.

         Following our acquisition by SPX and beginning in the fourth quarter of 1998, we implemented several initiatives to rationalize revenue, streamline operations and improve profitability. As part of this process, we discontinued sales of non-strategic, low volume product lines and products that were at the end of their life cycles. We also closed two manufacturing facilities and consolidated all of our operations into one manufacturing location, consolidated duplicative selling and administration functions into one location, and reduced headcount in non-strategic areas. These actions were substantially completed by July 1999. In connection with these initiatives, we recorded special charges of $7.0 million in 1998 and $10.6 million in 1999.

         The following is a discussion of the factors affecting our results of operations:

         REVENUE

         We derive our revenue from the sale of our storage, data and telecommunications networking products and from the sale of our services relating primarily to the maintenance of our products. We generally recognize product revenue upon shipment. We accrue for warranty costs, sales returns, and other allowances at the time of shipment. We defer service revenue and recognize it over the terms of the contracts or when the service has been performed.

         During 1999, approximately 50% of our revenue was derived from the sale of storage networking products, approximately 19% from the sale of data networking products, approximately 14% from the sale of telecommunications products and approximately 17% from the sale of services. During 1999, sales to customers outside the United States accounted for approximately 39% of our revenue. We expect this percentage to increase as we continue to focus our efforts on international sales. To the extent we generate revenue in currencies other than the U.S. dollar, our revenue will be affected by currency fluctuations.

         COST OF REVENUE

         Our cost of revenue consists primarily of the costs of materials and components used in the assembly and manufacture of our products. Other components include labor costs for those engaged in the assembly and maintenance of our products, overhead costs and amortization of software development costs. Our gross margins fluctuate as a result of changes in our product mix, competitive pressures, manufacturing volumes and components cost. In addition, our gross margins may be affected by increased sales of our Fibre Channel products through indirect sales channels because these channels typically have lower gross margins than the direct sales channel. Historically, we have sold our products primarily through the direct sales channel.


         RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSES

         Research, development and engineering expenses consist primarily of salaries and related personnel expenses and prototype expenses related to the design, development, testing and enhancement of our products. Research and development costs are charged to expense as incurred until technological feasibility of a product is established. After technological feasibility is established, additional software development costs are capitalized until the product is available for general release. The capitalized costs are amortized over the lesser of three years or the economic life of the related products and the amortization is included in cost of revenue. Although research, development and engineering expenses decreased during 1999 and through the first quarter of 2000 as a result of our restructuring initiatives, we expect these expenses to increase in the future as we continue to develop new products and product lines and enhance existing products. We believe that continued investment in research and development is important to attaining our strategic objectives.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling expenses consist primarily of salaries, commissions and related personnel expenses for those engaged in the sales, marketing and support of our products. We intend to pursue sales and marketing campaigns aggressively. Therefore, we expect selling expenses to increase in the future. However, we expect selling expenses as a percentage of revenue to decrease as we increase our use of indirect sales channels, which involve lower selling expenses than direct selling channels. General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting, information technology and administrative personnel, professional fees and other general corporate expenses. As we add personnel and incur additional costs related to the growth of our business and our becoming a public company, we expect our general and administrative expenses to increase.

RESULTS OF OPERATIONS

         The following table sets forth, for the periods indicated, selected operating data as a percentage of revenue:

                                                      Year ended December 31,              Three months ended March 31,
                                                     ------------------------              ----------------------------
                                                      1997    1998      1999                   1999           2000
                                                     ------  ------    ------              -----------    -------------
Revenue                                              100.0%   100.0%   100.0%                 100.0%         100.0%
Gross margin                                          50.4%    48.9%    50.3%                  45.2%          49.4%
Research, development and engineering                  9.7%    11.1%     9.4%                  13.1%          10.8%
Selling, general and administrative                   26.3%    28.1%    24.6%                  27.4%          26.9%
Operating income                                      14.4%     6.6%    12.4%                (15.0)%          11.8%
Net income                                             8.2%     3.3%    11.1%                 (9.4)%           7.0%

COMPARISON OF THREE MONTHS ENDED MARCH 31, 1999 AND 2000

         Revenue. Revenue for the three months ended March 31, 2000 was $46.2 million, a decrease of $3.0 million or 6.1% from $49.2 million for the three months ended March 31, 1999. Excluding the negative impact of foreign currency fluctuations, revenue in the quarter declined 4.5%. We believe that the decrease in revenue in the first quarter of 2000 resulted in large part from an expected slowdown in purchases from major accounts following their accelerated purchases during the first half of 1999 in preparation for the year 2000 transition.

         Revenue was negatively impacted by decreased sales of a matrix switching product and of a telecommunications monitoring product. In addition to the impact of the year 2000 transition, we believe that the decrease in sales of the matrix product is a result of a maturing market. Our strategy for this product line is to reposition its core technology into the area of physical network management with our newly announced Universal Touchpoint Architecture and our new models that we began shipping in the first quarter of 2000, to expand the applications of, and market for, this product. The reduction in sales of the telecommunications monitoring product resulted from reduced sales to a single customer.

         Cost of Revenue. Our cost of revenue for the three months ended March 31, 2000 was $23.4 million, a decrease of $3.6 million, or 13.3%, from $26.9 million for the three months ended March 31, 1999. As a percentage of revenue, cost of revenue decreased to 50.6% for the three months ended March 31, 2000 from 54.8% for the three months ended March 31, 1999. This represented an increase in gross margin to 49.4% for the three months ended March 31, 2000 from 45.2% for the three months ended March 31, 1999. The decrease in cost of revenue was related to a reduction in manufacturing overhead and service costs with the remainder related to a reduction in labor and material costs as a percentage of sales.

         Research, Development and Engineering. Research, development and engineering expenses for the three months ended March 31, 2000 were $5.0 million, a decrease of $1.5 million, from $6.5 million for the three months ended March 31, 1999. As a percentage of revenue, research, development and engineering expenses were 10.8% for the three months ended March 31, 2000, compared to 13.1% for the three months ended March 31, 1999. The decrease was a result of our 1999 restructuring initiatives which included consolidating certain engineering overhead functions into one location and canceling non-strategic engineering programs in order to focus new product development in selected key growth areas. Including capitalized software, research development and engineering spending was $6.3 million for the three months ended March 31, 2000, or 13.6%, of revenue, compared to $7.9 million, or 16.1% of revenue, for the three months ended March 31, 1999.

         Selling, General and Administrative. Selling, general and administrative expenses for the three months ended March 31, 2000 were $12.4 million, a decrease of $1.1 million or 7.9% from $13.5 million for the three months ended March 31, 1999. As a percentage of revenue, selling, general and administrative expenses were 26.9% for the three months ended March 31, 2000, compared to 27.4% for the three months ended March 31, 1999. The decrease resulted from restructuring initiatives taken in 1999 and reflects the consolidation of duplicate selling and administrative functions into one location and the reduction of sales and marketing efforts associated with the cancellation of non-strategic product lines.

         Special Charges. There were no special charges for the three months ended March 31, 2000. Special charges of $9.7 million were recorded for the three months ended March 31, 1999 to cover the cost of restructuring initiatives announced in that quarter. These actions included consolidation of all general and administrative functions into one location and reductions in sales, marketing and engineering headcount in selected non-strategic product areas. We recorded charges of $5.8 million for cash severance, $1.8 million for field sales and service office closures and $2.1 million for product line discontinuance.

         Interest Expense. Interest expense for the three months ended March 31, 2000 was $0.2 million, compared to $0.3 million for the three months ended March 31, 1999.

         Other Income (Expense). Other income for the three months ended March 31, 2000 was $0.1 million, compared to an expense of $0.2 million for the three months ended March 31, 1999. This change resulted primarily from reduced foreign currency expense.

         Income Taxes. Our effective tax rate for the three months ended March 31, 2000 was 40%, compared to 41% for the three months ended March 31, 1999.

COMPARISON OF YEARS ENDED DECEMBER 31, 1999 AND 1998

         Revenue. Revenue for 1999 was $200.6 million, a decrease of $25.1 million, or 11.1%, from $225.7 million for 1998. The revenue decline was primarily attributable to lower sales of certain telecommunications products to a single account. For 1999, the revenue from the sale of these telecommunications products was $17.9 million, compared to $38.8 million for 1998. This decrease was offset by an increase in revenue from our wave division multiplexing and channel extension products, which are used in virtual storage networks, of $9.6 million in 1999. In addition, the discontinuance of non-strategic product lines resulted in a decrease in revenue of $7.4 million. We believe that the balance of the revenue decline was a result of the impact of year 2000 transition which resulted in reduced product purchases during the second half of 1999.

         Cost of Revenue. Our cost of revenue for 1999 was $99.6 million, a decrease of $15.7 million, or 13.6%, from $115.3 million in 1998. As a percentage of revenue, cost of revenue decreased to 49.7% for 1999 from 51.1% for 1998. This represented an increase in gross margin to 50.3% for 1999 from 48.9% in 1998. This increase was attributable primarily to reduced labor and overhead associated with the plant consolidation. This was offset by lower revenue from higher margin telecommunications products.

         Research, Development and Engineering. As a result of our restructuring initiatives, our research, development and engineering expense decreased to $18.9 million for 1999 from $25.1 million for 1998. Including capitalized software, research, development and engineering spending was $24.0 million in 1999 or 12.0% of revenue versus $30.1 million or 13.3% of revenue in 1998.

         Selling, General and Administrative. Selling, general and administrative expenses for 1999 were $49.3 million, down $14.2 million, or 22.3%, from $63.5 million in 1998. As a percentage of revenue, selling, general and administrative expenses were 24.6% for 1999, compared to 28.1% for 1998. The decrease resulted from restructuring initiatives taken in 1999 and reflects the consolidation of duplicate selling and administrative functions into one location and the reduction of sales and marketing efforts associated with the cancellation of non-strategic product lines.

         Special Charges. We incurred special charges of $10.6 million in 1999 compared to $7.0 million in 1998. The $10.6 million was comprised primarily of $5.8 million for cash severance payments to approximately 215 hourly and salaried employees, $1.8 million for field sales and service office closings and $2.1 million for product line discontinuance. The $7.0 million for 1998 consisted of $4.6 million for cash severance payments to approximately 200 hourly and salaried employees, $0.5 million for closing costs of two facilities and $1.9 million for product line discontinuance.

         Gain on Sale of Real Estate. During 1999, we sold one of our facilities for $6.4 million and recognized a gain on sale of real estate of $2.8 million. We did not sell any real estate in 1998.

         Interest Expense. Interest expense in 1999 was $0.9 million, down $0.5 million or 33.5% from $1.4 million in 1998. This decrease was primarily attributable to repayment of $7.5 million of Industrial Revenue Bonds in 1998.

         Other Income (Expense). During 1999 other income was $13.7 million, compared to an expense of $0.2 million for 1998. This increase was attributable to the $13.9 million gain we recognized on the sale of an investment.

         Income Taxes. Our effective tax rate was 41% in 1999, compared to 44% in 1998. The effective tax rate in 1999 decreased from 1998 as the impact of non-deductible goodwill and state and local taxes decreased due to the significant increase in pretax income in 1999 from 1998.

COMPARISON OF YEARS ENDED DECEMBER 31, 1998 AND 1997

         Revenue. Revenue in 1998 was $225.7 million, an increase of $6.7 million, or 3.1%, from $219.0 million in 1997. The increase was attributable primarily to higher sales of our newly introduced ESCON storage director and the wave division multiplexing product. These increases were partially offset by a decline in sales of certain telecommunications products.

         Cost of Revenue. Our cost of revenue for 1998 was $115.3 million, an increase of $6.8 million, or 6.2%, from $108.5 million in 1997. As a percentage of revenue, cost of revenue increased to 51.1% for 1998 from 49.6% in 1997. This represented a decrease in gross margin to 48.9% in 1998 from 50.4% in 1997. This decrease resulted from a decrease in sales of higher margin telecommunications products and additional service costs associated with our ESCON storage director.

         Research, Development and Engineering. Research, development and engineering expenses for 1998 were $25.1 million, an increase of $3.8 million, or 18.1%, from $21.2 million in 1997. As a percentage of revenue, research, development and engineering expenses were 11.1% in 1998, compared to 9.7% in 1997. This increase reflects expenses related to the development and testing of new products across all three networking product lines. Including capitalized software, research, development and engineering spending was $30.1 million in 1998, or 13.3% of revenue, compared to $25.2 million or 11.5% of revenue in 1997.

         Selling, General and Administrative. Selling, general and administrative expenses for 1998 were $63.5 million, an increase of $5.9 million, or 10.2%, from $57.7 million in 1997. As a percentage of revenue, selling, general and administrative expenses were 28.1% in 1998, compared to 26.3% in 1997. This increase was a result of our expansion of sales, technical support and marketing organizations, both domestically and internationally, in order to support introductions of our wave division multiplexing products and to expand the market for our ESCON storage director. In addition, this increase resulted from the hiring of senior management personnel in contemplation of our spin-off from General Signal in 1998. As a result of SPX's acquisition of General Signal, this spin-off was canceled.

         Special Charges. As part of our restructuring initiatives in 1998, we incurred special charges of $7.0 million. The $7.0 million was comprised of $4.6 million for cash severance payments, $0.5 million for closing costs of two facilities and $1.9 million for product line discontinuance. We did not incur any special charges in 1997.

         Interest Expense. Interest expense was $1.4 million in 1998, compared to $1.5 million in 1997.

         Income Taxes. Our effective tax rate was 44.4% in 1998, compared to 40.6% in 1997. The effective tax rate increased in 1998 from 1997 primarily due to the impact of non-deductible goodwill on a lower amount of pretax income in 1998 versus 1997, along with higher state and local taxes.

QUARTERLY FINANCIAL INFORMATION

         The following table presents our unaudited quarterly statement of operations data for 1998 and 1999 and the first quarter of 2000. This information has been derived from our unaudited financial statements. In the opinion of management, this unaudited information has been prepared on the same basis as the annual financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results for a full fiscal year.


                                                                      THREE MONTHS ENDED
                                  -------------------------------------------------------------------------------------------------
                                  MARCH 31,  JUNE 30,   SEPT. 30,  DEC. 31,   MARCH 31,   JUNE 30,  SEPT. 30,  DEC. 31,   MARCH 31,
                                    1998       1998       1998       1998       1999        1999      1999       1999       2000
                                  ---------  ---------  ---------  ---------  ---------   --------  ---------  --------   ---------
COMBINED STATEMENT OF
OPERATIONS DATA (IN THOUSANDS)
Revenue                            $54,157    $58,542    $59,968    $53,002     $49,158   $53,225    $50,221   $48,018    $46,153
Cost of Revenue                     26,401     28,839     30,041     30,035      26,926    27,338     21,879    23,498     23,353
                                   -------    -------    -------    -------     -------   -------    -------   -------    -------
  Gross Margin                      27,756     29,703     29,927     22,967      22,232    25,887     28,342    24,520     22,800
                                   -------    -------    -------    -------     -------   -------    -------   -------    -------
Operating Expenses:
 Research, development and
  engineering                        5,737      6,294      6,515      6,521       6,452     4,166      3,818     4,492      4,963
 Selling, general and
  administrative                    15,521     15,529     15,270     17,197      13,474    11,311     10,873    13,679     12,404
 Special charges                         -          -          -      6,971       9,687         -          -       900          -
 Gain on sale of real estate             -          -          -          -           -         -     (2,829)        -          -
                                   -------    -------    -------    -------     -------   -------    -------   -------    -------
   Total operating expenses         21,258     21,823     21,785     30,689      29,613    15,477     11,862    19,071     17,367
                                   -------    -------    -------    -------     -------   -------    -------   -------    -------

Operating Income (Loss)              6,498      7,880      8,142     (7,722)     (7,381)   10,410     16,480     5,449      5,433
Interest Expense                       292        298        437        364         254       243        213       215        177
Other Income(Expense)                    -          -        134       (312)       (181)    7,938      6,156      (187)        94
                                   -------    -------    -------    -------     -------   -------    -------   -------    -------
   Income (loss) before income
     taxes                           6,206      7,582      7,839     (8,398)     (7,816)   18,105     22,423     5,047      5,350
Income Taxes                         2,755      3,366      3,481     (3,729)     (3,197)    7,416      9,177     2,063      2,140
                                   -------    -------    -------    -------     -------   -------    -------   -------    -------
       Net Income (Loss)           $ 3,451    $ 4,216    $ 4,358    $(4,669)    $(4,619)  $10,689    $13,246   $ 2,984    $ 3,210
                                   =======    =======    =======    =======     =======   =======    =======   =======    =======
COMBINED STATEMENT OF
 OPERATIONS DATA (PERCENTAGE OF
 REVENUE):
Revenue                              100.0%     100.0%     100.0%     100.0%      100.0%    100.0%     100.0%    100.0%     100.0%
Gross margin                          51.3       50.7       49.9       43.3        45.2      48.6       56.4      51.1       49.4
Research, development and
     engineering                      10.6       10.8       10.9       12.3        13.1       7.8        7.6       9.4       10.8
Selling, general and
     administrative                   28.7       26.5       25.5       32.4        27.4      21.3       21.7      28.5       26.9
Net income (loss)                      6.4        7.2        7.3       (8.8)       (9.4)     20.1       26.4       6.2        7.0


LIQUIDITY AND CAPITAL RESOURCES

         Cash flow from operating activities was $5.5 million for the three months ended March 31, 2000, $13.3 million for 1999, $17.1 million for 1998 and $40.2 million for 1997. During these periods, cash flow from operations was principally generated from net income and increases in accounts payable and deferred revenue, offset by increases in accounts receivable and inventories. For the three months ended March 31, 2000, operating cash flow benefited from a decrease in receivables and offset by an increase in inventories. In 1999, operating cash flow was offset by the payment of special charges associated with our restructuring initiatives. In 1997, operating cash flow benefited from a large amount of year-end 1996 product shipments that were collected in 1997 and was offset by a reduction in accrued expenses.

         From time to time, we have supplemented our operating cash flows with capital contributions from SPX, borrowings under foreign lines of credit and capital leases. For the three months ended March 31, 2000, net cash generated by financing activities was $1.4 million, primarily consisting of net cash inflows from our parent partially offset by the repayment of debt. Cash flow used in financing activities was $18.2 million in 1999, primarily consisting of net payments to our parent of $17.0 million. Cash flow generated by financing activities in 1998 was $4.7 million, consisting of net cash inflows from our parent of $15.7 million, partially offset by the repayment of debt of $11.0 million. Cash flow used in financing activities in 1997 was $29.0 million, primarily consisting of net cash payments to our parent of $32.6 million. We have borrowed funds for the working capital and business expansion needs of our foreign operations from local financial institutions. As of March 31, 2000, our credit facilities consisted of $5.2 million in lines of credit in the United Kingdom, Germany and Italy that were guaranteed by SPX. As of March 31, 2000, approximately $3.5 million was outstanding under these facilities. The weighted average interest rate on borrowings under the foreign lines of credit was 5.93% for the three months ended March 31, 2000 and 6.11% for 1999. These borrowings are reflected on our balance sheets as short-term borrowings.

         We lease our primary manufacturing and office facilities under long-term non-cancelable operating leases. We also have operating leases for some of our manufacturing equipment. Our rent expense was approximately $0.7 million for the three months ended March 31, 2000, $3.1 million for 1999, $3.0 million for 1998 and $2.7 million for 1997. As of May 1, 2000, total future minimum rental payments were approximately $21.7 million.

         Cash flow used for investing activities was $6.3 million for the three months ended March 31, 2000, $20.0 million for 1998 and $11.2 million for 1997. Of the $6.3 million used for the three months ended March 31, 2000, $3.0 million represented an equity investment in a strategic third party. Cash flows generated by investing activities was $3.7 million for 1999. Investing expenditures included payments for technology licenses and pre-paid royalties, capitalized expenses associated with software development, investments in demonstration equipment and investments in manufacturing equipment, all of which were required to support the expansion of our business. In 1999, investment expenses were offset by $6.4 million in proceeds from the sale of real estate and $14.7 million from the sale of an investment.

         For 2000, we estimate that capital expenditures will total approximately $8.0 million, of which $1.5 million was spent in the first quarter. In 1999, we spent $5.5 million on capital expenditures.

         We believe that the net proceeds from this offering, together with our current cash balances, foreign credit facilities and cash provided by future operations, will be sufficient to meet our working capital, capital expenditure and research and development requirements for the foreseeable future. However, if we require additional funds to support our working capital requirements or for other purposes, we may seek to raise such additional funds through borrowings from SPX, public or private equity financings or from other sources. Our ability to issue equity may be limited by SPX's desire to preserve its ability in the future to effect a tax-free spin-off. We cannot be certain that additional financing will be available at all, or, if available, that such financing will be obtainable on terms acceptable to us or that any additional financing will not be dilutive.

RECENT ACCOUNTING PRONOUNCEMENTS

         In 1999, the Securities and Exchange Commission's staff issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on revenue recognition and has been consistently applied by us as reflected in our combined financial position, combined results and liquidity.

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which will become effective January 2001, establishes accounting and reporting standards for derivative instruments and hedging contracts. It also requires all derivatives to be recognized as either assets or liabilities in the balance sheet at fair value and changes in fair value to be recognized in operating results. Our management is currently analyzing the impact of this statement, but does not anticipate that the effect on our results of operations and financial position will be material.

                                    BUSINESS


OVERVIEW

         We design, manufacture, market and service networking and switching solutions for storage, data and telecommunications networks. Our solutions provide fast and reliable connections among networks of computers and peripheral devices and are used in large-scale, mission-critical systems in Fortune 1000 businesses and other large enterprises. This is highlighted by our 64-port FC/9000 director class switch which is the largest Fibre Channel switch available and provides a platform from which enterprises can build mission-critical storage networks. Our products are designed to be compatible with various vendors' products and multiple communication standards and protocols.

         We have installed our products at over 2,000 sites in over 90 countries. We distribute and support our products through a combination of our direct sales and service operations and indirect channels. Our customers include Aetna, American Express, AT&T, Bell Atlantic, British Telecom, Chase, Cisco, Citigroup, Comdisco, Delta Airlines, EDS, Hewlett Packard, IBM, Lockheed Martin, Nortel, Qwest, SABRE, and Sungard.

MARKET OPPORTUNITY

         Over the last decade, the volume of information that is transmitted, captured, processed and stored over storage, data and telecommunications networks has increased as a result of a number of factors, including:

-        the emergence of the Internet and the growth of e-commerce;

- the increased use of data-intensive applications such as enterprise resource planning, data warehousing and data mining;

-        the decreasing cost of on-line data storage;

-        the growth of wireless communication; and

-        the availability of lower cost, higher bandwidth communications.

         As enterprises have become more dependent on these three networks, the demands on the networks have intensified, with enterprises requiring constantly available communication, immediate access to information and fast, complex data processing. Today, many enterprises operate their networks 24 hours a day, 7 days a week, with limited time for maintenance and upgrades. Given the cost to a business from the disruption caused by the failure of a mission-critical network, enterprises are committing substantial financial resources and personnel to reduce network failures. The cost and complexity associated with maintaining networks are significantly increased as networks become larger and by the fact that most enterprises manage three separate networks: a storage network, a data network and a telecommunications network. Many enterprises are seeking ways to reduce the costs of, and improve the efficiency and manageability of, their networks. We believe that the trend towards increasing the efficiency and manageability of these networks will eventually result in their convergence into a single network.


     STORAGE NETWORKS

         According to Dataquest, the growth of information that enterprises are capturing and storing has approximately doubled annually over the past several years and is projected to continue to approximately double annually through 2003. As a result, enterprises are faced with unprecedented challenges for managing this information and transmitting it at increasingly fast speeds. Storage networks have developed to help meet these needs by more easily and efficiently permitting several computers to share access to information storage devices.

         Storage networks may be separated into two categories:

- networks within a single location or small area, which are referred to as storage area networks, or SANs; and

- networks that extend across multiple locations or a wider area that combine multiple storage area networks, which are referred to as virtual storage networks, or VSNs.

         The emerging industry standard protocol for storage networks is called Fibre Channel. Fibre Channel is a standard for transmitting large amounts of information at speeds in excess of one billion bits, or one gigabit, per second. Fibre Channel was developed in 1988 and since then has been increasingly endorsed by the storage industry because it can connect to different platforms and operates with greater functionality and speed than many other protocols.

         Many enterprises have not yet converted their storage networks to Fibre Channel protocol because of the large amounts of the information they store on storage systems connected to mainframe computers that are not currently compatible with Fibre Channel. In fact, according to a report issued in November 1999 by International Data Corporation, or IDC, approximately 70% of the information stored by enterprises resides on mainframe systems. As a result of the benefits of the Fibre Channel protocol, we believe that the conversion of these storage networks to Fibre Channel will drive growth of high-end Fibre Channel switches, referred to as directors. As compared to other switches, directors are more scalable and are capable of simultaneously connecting a large number of ports without interfering with one another. Furthermore, directors are highly reliable, with no single point of failure. We believe that there is a need in the market for Fibre Channel directors that demonstrate the reliability, availability and scalability to manage mission-critical storage applications that have previously been performed within a mainframe environment.

         In a report issued in April 2000, IDC estimated that the Fibre Channel market for storage area network hubs and switches will increase from $236 million in 1999 to $2.8 billion by 2003, a compound annual growth rate of 85%. IDC also projected that the market for director class switches will be the fastest growing segment of the Fibre Channel market, increasing from $52 million in 1999 to $1.4 billion by 2003, representing a compound annual growth rate of 129%. Furthermore, information from an IDC report indicates that director class switches will maintain a 300% - 500% price premium over the next lower segment of Fibre Channel switches for the foreseeable future. We believe that this price premium is a result of the enhanced scalability, functionality and reliability of director class switches.

         As the amount of information that is being stored and transmitted increases, it is becoming more important for enterprises to create virtual storage networks so that the stored information can be accessed by users spread over large distances. Channel extenders and optical networking platforms are components of virtual storage networks. Channel extenders increase the distances over which information in a storage network can travel. Optical networking platforms reduce the costs of sending information over long distances by combining up to 32 channels of information onto a single fiber. IDC estimates that the market for all mainframe and client server storage area network components will grow from approximately $3.4 billion in 1999 to approximately $13.8 billion by 2003, representing a compound annual growth rate of 42%.


     DATA NETWORKS

         The increasing amount of information being processed, combined with user demands for enhanced computing performance, have led to the creation of data networks. A data network consists of computers connected to each other for the purpose of sharing information and applications. Switches, known as matrix switches, allow the computers in a data network to communicate. Two common types of data networks are:

- local area networks, or LANs, which are networks of computers that are located in a small area; and

- wide area networks, or WANs, which are networks of computers that are dispersed geographically.

         As the demands for speed and reliability of LANs and WANs have increased, these networks have become more complex. Complex networks require better management tools to maintain and raise their performance and to increase their reliability. Network managers use many tools to test and efficiently manage networks. The deployment and use of these tools is still largely a manual task, requiring highly paid personnel to be present at geographically dispersed network sites in order to attach, configure and run these tools. We believe that enterprises are looking for products that will permit centralized network management, thereby reducing the amount of time which their personnel must devote to maintaining their networks. The market for enterprise data network management products is large and stable. IDC estimates that in 2000, the market for these products will be $1.8 billion, essentially unchanged from 1999.


         TELECOMMUNICATIONS NETWORKS

         Over the past decade there has been tremendous growth in the use of telecommunications networks. This growth, as well as increased access to capital and significant global deregulation, has led to intensified competition and the emergence of many new telecommunications carriers. Greater competition and new technology have reduced prices for basic telecommunications service and resulted in carriers seeking to differentiate themselves and generate profits through advanced, value-added services. These services include caller ID, call forwarding and sophisticated monitoring and billing systems.

         The introduction of additional value-added services, the transition from analog to digital traffic, and the increase in telecommunications network traffic have all increased the complexity of telecommunications networks. All of these factors increase the need for better network management and diagnostic systems that can reliably test and monitor telecommunications networks without impacting their performance. IDC estimates that the market for telecommunications network management products will grow from approximately $1.8 billion in 1999 to $3.1 billion in 2003, representing a compound annual growth rate of 15%.


         NETWORK CHALLENGES

         The fundamental challenge facing network administrators of all three network types is the same: networks must be increasingly more reliable, accessible and scalable. Networking costs are increasing and qualified information technology personnel are becoming more scarce and costly. As a result, an efficient network management solution is needed. In addition, as networks begin to converge and network complexity increases, there is a need for vendors that can provide products and expertise that bridge these disparate networks.

OUR SOLUTIONS

         We provide high-end networking solutions for storage, data and telecommunications networks. We design our products to provide reliability, accessibility and scalability to address the challenges facing network managers. We believe that we have differentiated ourselves from our competitors through our technological expertise and by offering networking solutions that are compatible with both emerging industry standards and proprietary legacy technologies. The following are our solutions for the three networks:

         - Storage Networks. Our IN-VSN family of directors, switches, channel extenders and optical networking products are critical to storage networks because they direct, or facilitate the transport of, data between storage devices, computers and other networks. We focus on mission-critical datacenters where reliability and continuous availability are essential. Our products are compatible with popular storage network communication standards, including ESCON and Fibre Channel.

         - Data Networks. Our Universal Touchpoint product family consists of matrix switches, control systems and management applications used in data networks. These products provide real-time test, access and monitoring functions that are critical to maintaining a data network's high level of service. Our solutions are tailored to very large data networks as evidenced by our 24,000-port Mega-Matrix switch, the industry's largest switch.

         - Telecommunications Networks. We offer our 7-View product family of performance monitoring products for telecommunications networks. Our 7-View surveillance system provides management applications such as call tracing, fraud detection and billing verification and enhances carriers' ability to operate advanced billing, sales and marketing programs, fraud prevention and call routing.

OUR COMPETITIVE STRENGTHS

         We believe that the following attributes of our products and our company position us to take advantage of market opportunities:


         EXPERIENCE WITH HIGH-END STORAGE, DATA AND TELECOMMUNICATIONS NETWORKS

         Our focus on providing high-end, large-scale, fault-tolerant solutions for multiple networks allows us to apply our expertise across networks and architectures. This enables us to design our solutions to be compatible with various vendors' products and multiple communication standards and protocols. For example, we used our experience with the ESCON protocol to employ a technology in our IN-VSN Fibre Channel products that allows both Fibre Channel and ESCON storage network protocols to be switched and managed by a single director.


         LEADERSHIP IN DIRECTOR CLASS FIBRE CHANNEL SOLUTIONS

         We are the leading provider of director class Fibre Channel storage area network solutions. In April 2000, we began shipping the industry's first 64-port Fibre Channel director class switch, the IN-VSN FC/9000. The FC/9000 and identical units we produce for original equipment manufacturers are the largest Fibre Channel switches currently available. The FC/9000 provides a platform from which enterprises can establish storage networks that have the scalability, flexibility and reliability to manage mission-critical applications.


         EXTENSIVE INSTALLED CUSTOMER BASE

         We have installed our products at over 2,000 sites, primarily in Fortune 1000 businesses and other large enterprises. Our long relationships and close collaboration with our customers provide us with direct insight into their changing requirements and enable us to remain abreast of market developments.


         RESEARCH AND DEVELOPMENT EXPERTISE

         Our research and development program is focused on the development of new and enhanced systems and products that can accommodate emerging information transmission protocols while continuing to accommodate legacy technologies. As of May 1, 2000, we employed 149 personnel in our research and development department. We believe that this investment positions us to capitalize on emerging technologies and standards, such as Fibre Channel, FICON, Infiniband, ATM and xDSL, while continuing to accommodate legacy technologies.


         SIGNIFICANT DIRECT SALES RESOURCES

         As of May 1, 2000, we employed 152 personnel in our sales and systems engineering department. Our large direct sales force maintains close relationships with our customers and provides comprehensive pre- and post-sales support.

         SERVICE AND SUPPORT CAPABILITIES

         As of May 1, 2000, we employed 144 personnel in our customer service and support department. Our service organization provides our customers with resources that help them address often complex and challenging technical issues. We provide assistance in network design, site surveys, preventive maintenance, repair and training. In 1999, 93% of our expiring service contracts were renewed.


         ESTABLISHED INTERNATIONAL PRESENCE

         Our 60 internationally based sales and service professionals, in conjunction with indirect sales channels, generated sales to international customers that represented approximately 39% of our total revenue during 1999. Our international presence allows us to meet the broad geographic needs of our customers. We use our direct sales channel, alliances and an established network of distributors and resellers to provide sales and support in over 90 countries worldwide.

OUR STRATEGY

         We intend to capitalize on our competitive strengths by pursuing the following strategies:


         LEVERAGE OUR INTELLECTUAL CAPITAL ACROSS STORAGE, DATA AND VOICE
         NETWORKS

         We seek to leverage our intellectual capital and intellectual property across the storage, data and telecommunications networks. In the short term, this allows us to share common competencies in scalable, complex systems across these networks. We believe that, over the long-term, the three networks will converge, and that we will be well-positioned to identify, establish and capitalize on current and emerging technologies, such as optical networking, internet protocol, gigabit ethernet and asynchronous transfer mode, or ATM, by applying them across the three networks.


         CROSS-SELL TO EXISTING CUSTOMER BASE

         We believe that there are significant opportunities for selling additional products and providing additional services to our existing customer base. For example, we believe that our large ESCON customer base has a significant need for Fibre Channel storage networks. We believe that this presents an attractive targeted customer base for our FC/9000. In addition, these customers are also creating virtual storage networks to implement more effective disaster recovery and business continuance procedures. We believe that this presents an attractive targeted customer base for our channel extender and optical networking products. In addition, customers are also faced with managing data networks of increasing scale and complexity, and we intend to target this base of customers with our Universal Touchpoint offerings.


         EXPAND OUR CONSULTING BUSINESS

         To expand and improve upon our maintenance and support service business, we are making significant investments in expanding our consulting business. We provide value-added consulting services to enable turnkey deployments of our products. These consulting services include storage area network assessment and design and disaster recovery planning and implementation. We believe that there is a significant opportunity for us to grow and expand our consulting business as a result of the scarcity of skilled information technology personnel and the high cost of maintaining internal information technology departments.

         DRIVE ENHANCED FEATURES AND FUNCTIONS THROUGH SOFTWARE

         We consistently allocate a majority of our research and development budget to software development. By introducing features and functions through new versions of software, we reduce our time-to-market for new products and for enhancements of current products. Software applications also enhance the functions of our products, which, we believe, distinguish them from those of our competitors.


         EXPAND ALLIANCES AND INDIRECT CHANNELS OF DISTRIBUTION AND PURSUE STRATEGIC ACQUISITIONS

         We pursue a multi-tiered strategy to leverage our market presence and resources with the activities of other industry leaders. In addition, we actively participate in standard-setting organizations to remain at the forefront of industry developments and emerging technologies. These alliances help us design our products and management systems to function seamlessly with key offerings from other industry leaders. For example, our storage networking products are compatible with storage products produced by leaders such as EMC, Hitachi, and IBM, and our storage management control systems operate with major software platforms from vendors such as Tivoli and Veritas. To extend the reach of our sales channels, we intend to continue to recruit resellers worldwide. We are investing in an original equipment manufacturer sales channel in order to increase sales of our products to high-volume sellers of networking solutions where we believe we bring value to their core offerings. In addition, we may pursue strategic acquisitions to add economies of scale and technical expertise, to reduce time to market and increase our access to target markets.

OUR PRODUCTS

         Our products are designed to address the explosive growth of the volume of information that is captured, processed, stored and manipulated over storage, data and telecommunications networks, and to enhance the management capabilities of these networks as they become increasingly essential to business success. We offer our customers product families in each of the key network environments to provide comprehensive solutions to assist them in managing their networks. Our key product families are:

         - IN-VSN family of directors, switches, channel extenders and optical networking products for storage networks;

         - Universal Touchpoint family of matrix switches, control systems and management applications used for management of data networks; and

         - 7-View family of equipment for monitoring telecommunications networks.


         STORAGE NETWORKING PRODUCTS

         Our IN-VSN family of products provides a platform from which our clients can build large and scalable storage networks. Storage networks based on our IN-VSN solutions have a streamlined infrastructure, are able to transmit information across multiple architectures, and offer a single point of management to efficiently scale the network as our clients' needs grow. Key aspects of our IN-VSN products are high reliability, availability, and scalability with the design to operate across Fibre Channel, FICON and ESCON technologies. Our IN-VSN director and switch products facilitate large, mission-critical storage networking for both the mainframe and client/server markets and our channel extension and wave division multiplexing products facilitate the transport of data over extended distances.

         Our FC/9000 Fibre Channel director, which we began shipping in April 2000, expands storage area networks into mission-critical applications. Key features of the FC/9000 are:

         -        64-port capability, currently the largest switch available;

         -        full duplex, 1 gigabit/second throughput;

         - the lowest switching delay available at 0.5 - 2.0 millionths of a second;

         - redundancy of all critical systems to guarantee uptime for mission-critical applications;

         - modular design, which allows easy and flexible reconfiguration into a larger switch;

         - a graphical user interface control system for easy configuration and management; and

         - a technology roadmap to increase the number of ports to 128 and eventually to 256.

         The CD/9000 director is our switching solution for mainframe systems and is based on the established ESCON network protocol. Our CD/9000 permits customers to scale their mainframe-based ESCON storage networks and transition them to enable communication with emerging FICON and Fibre Channel standards. As a result, customers can leverage their investments in their legacy network and access and manage large amounts of information. We believe that our CD/9000 is particularly well positioned to address these trends and has significant advantages over our competitors' ESCON directors, including:

         -        the largest connection capability available at 256 ports;

         - the only ESCON director with the adaptability to communicate over Fibre Channel networks;

         -        features that expand connectivity and increase port bandwidth;
                  and

         - a graphical user interface control system for easy configuration and management.

         Our 9801 Storage Networking System (9801SNS) channel extender facilitates the creation of virtual storage networks by extending the distances over which information can travel. By geographically separating storage operations, enterprises can execute such functions as offsite storage backup and recovery, disaster situation business continuance, and cooperative business-to-business information processing.

         In May 2000, we entered into a multi-year strategic alliance with Sorrento Networks, a leading provider of optical networking systems. We will offer Sorrento's wave division multiplexing, or WDM, and dense wave division multiplexing, or DWDM products, including Gigamux, as part of our IN-VSN family of storage networking products. We will provide Sorrento revenue guarantees in return for exclusive worldwide rights to offer these products in the enterprise storage networking market. These products facilitate the creation of virtual storage networks by reducing the costs of sending information over long distances. WDM accomplishes this by combining up to 32 channels of information onto a single fiber. In an environment where customers lease fiber-optic links between sites, these offerings reduce the costs of transmitting information over large distances.

         During 1999, sales of our storage networking products represented approximately 50% of total sales.

The following table provides information on our IN-VSN family of storage networking products.

----------------------------------------------------------------------------------------------------------------------------------
PRODUCT MODEL                      DESCRIPTION                        APPLICATION                     ADVANCED FEATURES
----------------------------------------------------------------------------------------------------------------------------------
FC/9000 Fibre Channel              Fibre Channel SAN                  SAN applications,               -    64 ports
Director                           switching and management           including server, data          -    1 gigabit/sec per port
                                                                      warehousing, and tape           -    Scalable into a fabric
                                                                      backup                               of multiple switches
----------------------------------------------------------------------------------------------------------------------------------
CD/9000 ESCON Director             ESCON switching                    Networking between              -    256 ports
                                                                      mainframe class                 -    Redundancy and
                                                                      computers and storage                fault tolerance
                                                                      peripherals over fiber          -    Graphical user
                                                                      links                                interface
----------------------------------------------------------------------------------------------------------------------------------
Gigamux Optical                    Wave Division                      Linking storage devices         -    32:1 multiplexing
Networking Platform                Multiplexing solutions             over long distances                  capability
                                                                                                      -    4:1 ESCON multiplexing
----------------------------------------------------------------------------------------------------------------------------------
9801 Storage Networking            Channel extension                  High speed dual path            -    T1, T3, OC3
System                                                                extension                            capability
                                                                                                      -    Dual path remote
                                                                                                           mirroring applications
----------------------------------------------------------------------------------------------------------------------------------

         DATA NETWORKING PRODUCTS

         Our data network products are management tools for large data networks. Our matrix switches provide network managers with the real-time ability to switch information streams between different computer processors and between different network hubs, based on availability and performance. Our Universal Touchpoint matrix switching platform provides network managers with the ability to centrally monitor, diagnose, and manage their data networks, thereby reducing the number of network technicians and amounts of test equipment that are required to maintain data networks.

         Our MD/9000 message director facilitates connectivity between legacy mainframe and client/server systems. The MD/9000 demonstrates the benefit of our expertise across multiple network environments, as some of the key technical aspects of the MD/9000 are based on intellectual capital gained from our experience in storage networking. The MD/9000 is in its early stages of commercial availability.

         During 1999, sales of our data networking products represented approximately 19% of total sales.

         The following table provides information on our data networking products.

------------------------------------------------------------------------------------------------------------------------------------
PRODUCT MODEL                       DESCRIPTION                       APPLICATION                       ADVANCED FEATURES
------------------------------------------------------------------------------------------------------------------------------------
Universal Touchpoint                Versatile matrix switch;          Datacenter                        -    Scalable LAN/WAN switch
2700/2800 matrix switching          physical network                  communications                    -    Up to 4,000 WAN ports
platform                            management platform               management for disaster                and 3,000 10Mbps
                                                                      recovery and test                      Ethernet ports or 2000
                                                                      access; central site                   megabyte per second
                                                                      management of                          Token Ring ports
                                                                      distributed data networks         -    Remote control from
                                                                                                             multiple stations
------------------------------------------------------------------------------------------------------------------------------------
Mega-Matrix switch                  High capacity matrix              Disaster recovery                 -    Scalable switch
                                    switch                                                                   of up to 24,000 ports
------------------------------------------------------------------------------------------------------------------------------------
MD/9000 Message director            Enterprise Application            Allows legacy data and            -    Mainframe connects
                                    Integration software              applications to be                     through a standard
                                                                      accessed by various                    input/output interface,
                                                                      systems, including                     while the network
                                                                      client/server                          connects through a
                                                                                                             middleware messaging
                                                                                                             interface
                                                                                                        -    Permits legacy
                                                                                                             communication
                                                                                                             without re-writing
                                                                                                             legacy applications
------------------------------------------------------------------------------------------------------------------------------------

         TELECOMMUNICATIONS NETWORKING PRODUCTS

         Our 7-View family of products permits both large and small telecommunications carriers to enhance network availability and performance by accessing Signaling System Seven, or SS7, technology, which is a technology that captures and provides information about carrier traffic. As a result, our 7-View products enable carriers to provide telecommunications business applications such as fraud detection, call tracing, and billing verification.

         During 1999, sales of our telecommunications networking products represented approximately 14% of total sales.

         The following table provides information on our telecommunications networking products.

----------------------------------------------------------------------------------------------------------------------------------
PRODUCT MODEL                     DESCRIPTION                     APPLICATION                     ADVANCED FEATURES
----------------------------------------------------------------------------------------------------------------------------------
7-VIEW Surveillance System        Monitoring of telephone         Early warning of network        -    Remote monitoring of 32
                                  signaling systems               outages.  Call tracing               ports per unit and 10,000
                                                                  and fraud detection.                 links per system
                                                                  Billing verification.           -    Local storage of
                                                                                                       recorded data
----------------------------------------------------------------------------------------------------------------------------------
Network Channel Office            Network probe for               In line performance             -    Format conversion
Equipment (NCOE)                  network quality assurance       monitoring for quality          -    Alarm monitoring
                                                                  of service measurement          -    Measurement of
                                                                                                       error free seconds
                                                                                                  -    Local data memory
----------------------------------------------------------------------------------------------------------------------------------
Integrated Monitor and            Network Management              Bridged performance             -    Alarm monitoring
Test System (CPM)                 System for network              monitoring for quality          -    Performance monitoring
                                  quality assurance               of service measurement          -    T1/E1; T3/E3; OC3/SDH
----------------------------------------------------------------------------------------------------------------------------------

CONSULTING SERVICES AND PRODUCT SUPPORT

         Our global services and support organization of approximately 200 customer service and support personnel and systems engineers provide a variety of network consulting services and product maintenance and technology support. Given the rapid evolution of communication and networking technologies and the increasing cost our customers face to develop adequate internal networking expertise, we believe that there will be increasing demand for these services. We believe that our expertise in advanced technologies across the three major networks, combined with our installed, high-end customer base, positions us to effectively compete for consulting services business. In connection with sales of our products we offer:

-        storage area network assessment, design and development services;

-        datacenter audit and fiber infrastructure services; and

- disaster recovery and business continuance assessment, planning and implementation.

         Our product support business is comprised of our support staff in conjunction with a network of international distributors that provide supplemental product support in select international markets. Purchasers of our equipment typically enter into service contracts with us and often use our service organization in the assessment, planning, implementation, and maintenance of their enterprise networking systems. In 1999, we achieved a renewal rate of approximately 93% on our expiring service contracts.

         During 1999, sales of consulting services and product support represented approximately 17% of total sales.

RESEARCH AND DEVELOPMENT

         In order to maintain and increase our position in the markets in which we compete, we place considerable emphasis on research and development to expand the capabilities of our existing products and to develop new products and product lines. Since we are focused on large-scale, mission-critical products, we believe that our future success will depend upon our ability to maintain our technological expertise and to introduce, on a timely basis, enhancements to our existing products and new commercially viable products that will continue to address the needs of our customers. Although, as a result of our restructuring initiatives, our research and development expense decreased in 1999 and through the first quarter of 2000, we expect research and development expenses to increase in the future.

         During 1999, our total gross research and development expenditures were $24.0 million, of which $18.9 million were charged to expense and $5.1 million were capitalized. Our research and development program is focused on the development of new and enhanced systems and products that can accommodate emerging data transmission protocols while continuing to accommodate current and legacy technologies.

RELATIONSHIP WITH ANCOR

         Technology License Agreement. We are party to a technology license agreement under which Ancor Communications, Inc. has licensed to us the right to use technology that Ancor developed, including Applications Specific Integrated Circuits, or ASICs, for use in our FC/9000. Under the agreement, Ancor has agreed that it will not license the ASICs to any party for use in a product that competes with our FC/9000 in the high-end mainframe environment. The agreement began on September 24, 1998 and will continue until September 24, 2003. The agreement will automatically renew thereafter for successive one-year terms unless terminated by either party. The ASICs are currently produced on Ancor's behalf by a third-party manufacturer, LSI Logic. After the agreement terminates, we have the right, for an indefinite period of time, to purchase the ASICs from Ancor. If Ancor is not manufacturing ASICs, Ancor will authorize a third party manufacturer to supply the ASICs to us. In addition, Ancor will be bound by the restriction on licensing to others discussed above until the later of the second anniversary of the termination of the agreement or September 24, 2005.

         Under the terms of the contract, we and Ancor agreed to treat Ancor's next-generation ASIC as an ASIC governed by the terms of the contract, provided that we pay Ancor $4 million and we and Ancor reach agreement as to the royalties that would be payable for both the current ASIC and the next-generation ASIC. We intend to use the next-generation ASIC in our future products.

         Reseller Agreement. We are party to a Reseller Agreement with Ancor under which we appointed Ancor as a non-exclusive reseller of the FC/9000 to original equipment manufacturers. The agreement was entered into on October 29, 1999 and will remain in effect for an initial three-year term. The agreement will renew after the initial term for additional one-year terms upon the mutual agreement of the parties.

         Original Equipment Manufacturer Agreement. We are party to an original equipment manufacturer agreement with Ancor. In the agreement, Ancor appointed us as a non-exclusive, worldwide reseller for certain Ancor products, including its 8 and 16 port Fibre Channel switches. This agreement was entered into on December 21, 1998 and will continue until December 21, 2003. The agreement will automatically renew for additional one-year terms unless terminated by either party.

         In May 2000 Ancor announced that it had agreed to be acquired by QLogic Corp.

CUSTOMERS

         We have installed our products at over 2,000 sites in over 90 countries, including many of the largest public and private users of information technology. We have a global diversified customer base, consisting primarily of corporate enterprises such as telecommunications carriers, airlines, banks and original equipment manufacturers. We believe that there are significant opportunities for selling additional products and providing additional services to our existing customer base. Our customers include Aetna, American Express, AT&T, Bell Atlantic, British Telecom, Chase, Cisco, Citigroup, Comdisco, Delta Airlines, EDS, Hewlett Packard, IBM, Lockheed Martin, Nortel, Qwest, SABRE, and Sungard.

         In 1999, our largest customer accounted for 8.5% of our revenue.

INTELLECTUAL PROPERTY

         We believe that our success and ability to compete depend in part upon our ability to develop and protect the proprietary technology contained in our products. To protect our proprietary rights, we rely on a combination of patents, trademarks, copyrights, contractual rights, trade secrets, know-how and understanding of the market. For example, proprietary information disclosed by us in the course of our discussions with suppliers, distributors and customers is generally protected by non-disclosure agreements.

         As of May 1, 2000, we received 23 U.S. patents, had pending applications with the U.S. Patent and Trademark Office for four additional patents, and were in the process of preparing filings for eleven additional patents.

         We have also been granted registration protection for a number of trademarks such as Mega-Matrix and CD/9000 and have filed additional applications for our newer product names such as Universal Touchpoint, FC/9000 and MD/9000.

MANUFACTURING AND OPERATIONS

         In 1999, we consolidated our manufacturing facilities from three locations to our ISO 9001 certified Mt. Laurel, New Jersey facility. We assemble printed circuit boards and complete the assembly of most of our products at this facility. Since most of our products are high cost, low volume, it is more efficient for us to assemble them ourselves rather than have a third party manufacture them. However, we have alternate sources of manufacturing to meet capacity constraints. We carry out full system testing prior to shipping products to customers.

         We obtain materials for our manufacturing from suppliers and subcontractors, with an emphasis on quality, availability and cost. For most components, we have alternate sources of supply, although these products could become difficult to obtain in the future, based on market conditions for those items or technology changes. We have only a single source for the ASICs that are used in our FC/9000 directors, and this reliance on a single source for these devices could limit our flexibility and responsiveness to change with respect to that product.

         We have selected Sanmina Corporation, one of the largest third-party providers of customized integrated electronic manufacturing services, to manufacture the FC/9000 for us. In order to rapidly achieve volume production of the FC/9000, we must coordinate our efforts with our suppliers and Sanmina Corporation. While we use Sanmina for final product assembly, we maintain key component expertise internally. We design and develop the key components of the FC/9000, including software, as well as certain details in the fabrication and enclosure of our products. In addition, we determine the components that are incorporated in our products and select the appropriate suppliers of the components.

SALES AND MARKETING

         We bring our products to market via a multi-tiered approach, which includes a global direct sales force, a global distribution network and sales to OEMs.

         - Direct Sales. The majority of our current business is generated by our direct sales organization, which has offices in the United States, Canada, the United Kingdom, Germany and Italy. As of May 1, 2000, we employed 152 personnel in our sales and systems engineering department.

         - Distribution Sales. We manage a worldwide network of distributors, resellers and alliance partners. This network allows us to cost-effectively expand the reach of our sales and service channels.

         - Original Equipment Manufacturers Sales. We have recently established a team of employees dedicated to enhancing existing relationships with original equipment manufacturers and expanding the number of relationships with original equipment manufacturers.

         We believe that selling our products through three channels allows us to expand our sales by reaching customers we would not be able to reach with a single sales channel. In addition, having multiple sales channels reduces the adverse effect that weakness in any single sales channel may have on our financial condition.

         Our marketing strategy is to establish brand and product recognition and maintain our reputation as a provider of technologically advanced, quality solutions for our customers needs. Our marketing efforts are directed principally at developing brand awareness and include a number of programs, including the following:

         - participating in industry trade shows, technical conferences and technology seminars;

         -        web site marketing;

         -        education and training;

         - publishing technical and educational articles in industry journals;

         -        advertising; and

         - distributing newsletters and other educational materials to our customers.

COMPETITION

         The markets in which we sell our products are highly competitive. We believe that these markets will continue to be competitive and will be continually evolving and subject to rapid technological change. We believe that the principal competitive factors in each of the markets in which we compete are:

         -        product performance, reliability, scalability, and features;

         -        industry relationships;

         -        timeliness of product introductions;

         -        customer service and support;

         -        adoption of emerging industry standards;

         -        price;

         -        brand name; and

         -        size and scope of distribution network.

         We believe that we compare favorably with our competitors with respect to many of these competitive factors.

         In the storage networking products market, we compete against a number of larger server and storage providers in each of the market segments in which we are active. Our principal competitor for ESCON storage switches is IBM. Our principal competitors for channel extension products are CNT and CompuTerm. Our principal competitors for wave division multiplexing products are IBM/Nortel, Pandatel, Finisar, and ONI. While the Fibre Channel switching market has yet to develop fully, we believe that the market for our products will be highly competitive, continually evolving and subject to rapid technological change. In the Fibre Channel storage area network switch market, we compete against Brocade, IBM, and McData. We also face competition from manufacturers of Fibre Channel hubs, including Gadzoox Networks and Vixel Corporation. As the market for storage area network products grows, we may face competition from traditional networking companies and other manufacturers of networking equipment who may enter the storage area network market with their own switching products.

         The data networking market is highly competitive and subject to continual technological change. Our principal competitor for our matrix switches is Cornet. We also face competition from major systems integrators and other established and emerging companies.

         The market for telecommunications network management equipment is relatively new, but is highly competitive and is subject to rapid technological change, evolving industry standards and regulatory developments. We compete with a number of U.S. and international suppliers that vary in size and in the scope and breadth of the products and services they offer. Our principal competitors in this sector are Hewlett Packard, Inet, and Tekelec. The market for test, access, and measurement products is similarly highly competitive. In this sector, we compete with companies such as Hekimian, Applied Digital Access and Dynatech. As the market for these products grows, we may face competition from emerging telecommunications networking providers.

EMPLOYEES

         As of May 1, 2000, we had 691 employees. Our employees are not represented by any labor unions. We have experienced no work stoppages and believe that our relationship with our employees is good.

         Competition for qualified personnel in the storage, data and telecommunications industries is intense. We have established a number of programs in order to help us attract highly skilled employees. We have an active college relations program with several universities for developing and attracting talented technical personnel. We have three research and product development centers which allow us to attract talent from different geographical areas.

         As part of our effort to retain our employees, all newly hired employees undergo initial training to learn our business methods and understand our baseline concepts and expectations regarding quality. We believe this training is crucial to creating a unified culture throughout our organization. We provide all employees with continual updates on the newest technologies and also encourage employees to participate in training classes provided by software partners and internally.

         Our success in attracting and retaining highly skilled employees is evidenced by the fact that the engineers in our research and development department, on average, have been with us for more than seven years and over one-fourth of them hold masters or higher degrees.

FACILITIES

         Our corporate offices are currently located in Mt. Laurel, New Jersey, where we lease 62,000 square feet of office space to accommodate our headquarters, marketing and New Jersey-based research and development staffs. We lease an additional 66,000 square feet of manufacturing space in the same corporate park. We have entered into a ten-year lease for a 162,000 square foot office, research and development and manufacturing facility to be built in Lumberton, New Jersey. We have an option to expand this facility to up to 260,000 square feet. Completion of the Lumberton facility is scheduled for the first quarter 2001, with initial occupancy expected in December 2000. The lease continues through January 31, 2011. We believe that the Lumberton facility will provide sufficient space for us for the foreseeable future. Our lease covering 55,000 square feet of our 62,000 square foot office space will expire thirty days following substantial completion of the Lumberton facility. The lease covering the remaining 7,000 square feet of our 62,000 square foot office space will expire at the end of December 2000. The lease for our 66,000 square foot manufacturing facility will continue through January 31, 2002.

         We own a 94,000 square foot building in Shelton, Connecticut, of which we use approximately 28,000 square feet for a research and development department, a sales and service center and a product verification laboratory. We are offering this building for sale, and after a sale, if it occurs, we expect to lease 28,000 square feet for engineering and sales and service staff.

         We lease approximately 3,500 square feet of office space in Westford, Massachusetts for research and development efforts associated with some of our telecommunications products.

         We lease office space for our sales centers. These leases typically provide for an initial lease term with a number of successive renewal options. This arrangement gives us the flexibility to pursue extension or relocation opportunities that arise from changing market conditions. We believe that, as current leases expire, we will be able to obtain either renewals at present locations or leases for equivalent locations in the same area.

LEGAL PROCEEDINGS

         We are not a party to any pending legal proceedings that we believe will materially impact our financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY MANAGEMENT

         The following table sets forth information regarding our executive officers, directors and key management.

         NAME                                       AGE        POSITION
         EXECUTIVE OFFICERS AND DIRECTORS
         John B. Blystone                           46         Chairman of the Board
         Gregory R. Grodhaus                        52         President; Chief Executive Officer and Director
         Charles A. Foley                           38         Executive Vice President and Chief Technology Officer
         Anthony J. Fusarelli                       53         Executive Vice President-Sales
         Jay Zager                                  50         Executive Vice President and Chief Financial Officer
         Robert B. Foreman                          43         Director
         Christopher J. Kearney                     45         Director
         Lewis M. Kling                             55         Director
         Patrick J. O'Leary                         43         Director

         OTHER KEY MANAGEMENT

         Ronald J. Bulin                            58         Vice President-Service
         Donna E. Jack                              42         Director-Human Resources
         J. Geoffrey Lapres                         43         Vice President
         Eugene Levine                              58         Vice President-Business Management
         Michael C. Sutter                          38         Vice President-Operations
         Frederick E. Weber                         55         Vice President-Engineering

         JOHN B. BLYSTONE. Mr. Blystone has been a member of our board of directors since June 2000. He has been Chairman, President and Chief Executive Officer of SPX Corporation since 1995. From September 1994 through November 1995, he served as President and Chief Executive Officer, Nuovo Pignone, an 80% owned subsidiary of General Electric Company. From November 1991 through August 1994 he served as Vice President, General Manager, GE Superabrasives of General Electric Company.

         GREGORY R. GRODHAUS. Mr. Grodhaus has been a member of our board of directors since June 2000. Mr. Grodhaus has been our President and Chief Executive Officer since August 1999. From September 1995 through March 1999, he was Senior Vice President of Amdahl Corporation, a subsidiary of Fujitsu Limited, a provider of Internet based information technology solutions. From March 1993 through September 1995, he served as President and Chief Executive Officer of IPL Systems, Inc., a manufacturer and distributor of open-architecture storage systems.

         CHARLES A. FOLEY. Mr. Foley has been our Executive Vice President and Chief Technical Officer since February 2000. From April 1999 through February 2000, he was a partner of Catalysts Associates, a consulting firm. From November 1995 through March 1999 he was Vice President Systems Marketing of Amdahl Corporation. From June 1993 through October 1995, he was Vice President Worldwide Sales of IPL Systems.

         ANTHONY J. FUSARELLI. Mr. Fusarelli has been our Executive Vice President of Sales since January 1999. He has served in various senior management positions of increasing responsibility with us since 1983.

         JAY ZAGER. Mr. Zager has been our Executive Vice President and Chief Financial Officer since May 2000. From 1985 through 1998, Mr. Zager held several senior management positions with Digital Equipment Corporation, including Vice President, Chief Financial Officer, Worldwide Engineering and Research, and Vice President, Business Development. From 1998 through 1999, Mr. Zager served as a vice president in the Enterprise Solutions Group of Compaq Computer Corporation.

         ROBERT B. FOREMAN. Mr. Foreman has been a member of our board of directors since June 2000. He has been Vice President, Human Resources of SPX Corporation since May 1999. From 1991 through April 1999, he served as Vice President, Human Resources at PepsiCo International, based in Asia-Pacific, where he worked for both the Pepsi and the Frito-Lay International businesses.

         CHRISTOPHER J. KEARNEY. Mr. Kearney has been a member of our board of directors since October 1998. He has been Vice President, Secretary and General Counsel of SPX Corporation since February 1997. From April 1995 through January 1997, he served as Senior Vice President and General Counsel of Grimes Aerospace Company. From September 1988 through April 1995, he was Senior Counsel at GE Plastics business group of General Electric Company.

         LEWIS M. KLING. Mr. Kling has been a member of our board of directors since June 2000. Since December 1998, Mr. Kling has been President, Communications and Technology Systems, of SPX Corporation. From June 1997 through October 1998, he served as President, Dielectric Communications, a subsidiary of General Signal Corp. From December 1994 to June 1997, he served as Senior Vice President and General Manager of the Commercial Avionic Systems business of Allied Signal Corporation.

         PATRICK J. O'LEARY. Mr. O'Leary has been a member of our board of directors since October 1998. He has been Vice President, Finance, Treasurer, and Chief Financial Officer of SPX Corporation since September 1996. From 1994 through September 1996, he served as Chief Financial Officer and director at Carlisle Plastics, Inc. From 1982 through 1994, he served at various managerial capacities at Deloitte & Touche LLP, becoming a Partner in 1988.

BOARD OF DIRECTORS

         Our board of directors currently consists of six directors. Prior to the completion of this offering, we expect to increase the size of our board of directors to include three independent directors.

         We intend to amend our certificate of incorporation prior to this offering to divide our board of directors into three classes: Class I, whose terms will expire at the annual meeting of stockholders to be held in 2001, Class II, whose terms will expire at the annual meeting of stockholders to be held in 2002, and Class III, whose terms will expire at the annual meeting of stockholders to be held in 2003. At each annual meeting of stockholders beginning in 2001, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election.

         In addition, our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

COMMITTEES OF THE BOARD OF DIRECTORS

         Prior to the completion of this offering we will establish an audit committee and a compensation committee. The audit committee will recommend the annual appointment of our auditors with whom the audit committee reviews the scope of audit and non-audit assignments and related fees, accounting principles we use in financial reporting, internal auditing procedures and the adequacy of our internal control procedures. We anticipate that the members of our audit committee will be our independent directors. The compensation committee will review and approve the compensation and benefits for our key executive officers, administer our employee benefit plans and make recommendations to the board of directors regarding grants of stock options and other incentive compensation arrangements. We anticipate that the members of our compensation committee will be our independent directors.

COMPENSATION OF DIRECTORS

         Directors who are also our employees or employees of SPX will receive no additional compensation for their services as directors. Directors who are not our employees or employees of SPX will receive an annual retainer of
$       and will be granted an option to purchase         shares of our Class B
common stock. The per share exercise price of an option may not be less than the fair market value of our Class B common stock on the date the option is granted. The compensation committee may specify any period of time following the date of grant during which options are exercisable, so long as the exercise period is not more than ten years. We also expect that directors who are not our employees will be reimbursed for travel expenses and other out-of-pocket costs incurred in connection with attending meetings.

EXECUTIVE OFFICERS

         Our board of directors appoints our executive officers. Our executive officers serve at the discretion of our board of directors.

EXECUTIVE COMPENSATION

         This table summarizes the compensation for our chief executive officer and our other two most highly compensated executive officers for our most recent completed fiscal year, which ended on December 31, 1999. The table excludes all executive officers whose total annual salary and bonus for 1999 was $100,000 or less.

SUMMARY COMPENSATION TABLE

                                                                                           LONG TERM
                                                                                         COMPENSATION
                                                                                             AWARDS
                                                ANNUAL COMPENSATION                     --------------
         NAME AND              ----------------------------------------------------      SECURITIES
         PRINCIPAL                                                   OTHER ANNUAL         UNDERLYING              ALL OTHER
         POSITIONS             YEAR      SALARY ($)    BONUS ($)   COMPENSATION ($)     OPTIONS (1) (#)      COMPENSATION ($) (2)
------------------------------------------------------------------------------------------------------------------------------------
Gregory R. Grodhaus (3)        1999       83,942          86,196       86,339 (4)          6,000                   24,060
   President and Chief
   Executive Officer
Anthony J. Fusarelli           1999      294,239 (5)         --           --               5,000                   15,432
   Executive Vice
   President, Sales
Jayne A. Fitzgerald (6)
   Former Chief                1999      179,848         110,331          --               2,000 (7)               15,540
   Technology Officer

---------------------------

(1)      These options are options to acquire SPX common stock.


(2) The amounts in the column "All Other Compensation" consist of car allowances and matching contributions under SPX's defined contribution plan for these executive officers and Ms. Fitzgerald, as follows:

                                    Car Allowance        Matching Contributions
                                    -------------        ----------------------
        Gregory R. Grodhaus              $5,000                 $5,697
        Anthony J. Fusarelli             $7,200                 $8,232
        Jayne A. Fitzgerald              $7,200                 $8,340

         In addition, the amount for Mr. Grodhaus includes a $13,363 payment for income taxes attributable to his relocation expenses.

(3) Mr. Grodhaus was hired on August 5, 1999. His annual base salary is $245,000.

(4) This figure consists of a reimbursement to Mr. Grodhaus for relocation expenses.

(5) This figure includes $117,700 paid to Mr. Fusarelli in commissions for 1999.

(6)      Ms. Fitzgerald terminated her employment with us on February 4, 2000.

(7)      These options were forfeited when Ms. Fitzgerald terminated employment.

SPX OPTION GRANTS IN 1999

                                      INDIVIDUAL GRANTS
--------------------------------------------------------------------------------------------
                                 NUMBER OF
                                 SECURITIES       % OF TOTAL
                                 UNDERLYING         OPTIONS
                                   OPTIONS          GRANTED TO
                                 GRANTED (#)     EMPLOYEES IN   EXERCISE PRICE    EXPIRATION           GRANT DATE
            NAME                    (1)             1999           ($/SH)            DATE         PRESENT VALUE ($)(2)
---------------------------   ---------------    ------------   --------------    ----------      --------------------
Gregory R. Grodhaus                6,000            15.09            86.50          8/1/09              223,117

Anthony J. Fusarelli               2,000             5.03            64.875         1/4/09               56,432
                                   3,000             7.55            81.81          8/9/09              106,747

Jayne A. Fitzgerald                2,000 (3)         5.03            64.875         1/4/09                    0

---------------------------

(1) SPX granted the options to Mr. Grodhaus as of August 1, 1999, to Mr. Fusarelli as of January 4 and August 9, 1999, and to Ms. Fitzgerald as of January 4, 1999. All of the options were granted pursuant to SPX's 1992 Stock Compensation Plan for the named executive officers' services to be performed for us. The options granted under the plan are non-qualified options with a ten-year term. The exercise price for options granted under the plan equals the fair market value of SPX stock on the date the options were granted. The options vest as to half of the shares subject to the option two years after the grant date and as to the remaining shares three years after the grant date. Upon exercise, the executive officer may surrender some of the shares of SPX stock received, or may surrender already owned shares, in order to pay the exercise price and withholding tax obligations, and receive a "reload option" for the number of shares surrendered. A reload option has an exercise price equal to the then current market value and expires at the same time that the exercised option would have expired.

(2) The estimated present value of each option on the grant date is calculated using the Black-Scholes model. The model assumes: (a) six years expected until exercise of the option; (b) a 5.67% interest rate, which represents the average interest rate during 1999 on a U.S. Treasury security with a maturity date corresponding to the expected option term; (c) a 33.5% expected stock volatility, based on six years of monthly price data; and (d) a 0% dividend yield. The model does not adjust for vesting requirements, non-transferability or forfeiture risk.

(3)      These options were forfeited when Ms. Fitzgerald terminated employment.

  AGGREGATE SPX OPTION EXERCISES IN 1999 AND 1999 YEAR-END OPTION VALUES

                                                                NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                                 SHARES          VALUE         UNDERLYING UNEXERCISED      IN-THE-MONEY OPTIONS AT 1999
                              ACQUIRED ON       REALIZED    OPTIONS AT 1999 YEAR-END (#)         YEAR-END ($) (1)
            NAME              EXERCISE (#)        ($)        EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
-------------------------     ------------      --------    ----------------------------   -----------------------------
  Gregory R. Grodhaus              --             --                  --/6,000                         --/--
  Anthony J. Fusarelli             --             --                  --/5,000                       --/31,875
  Jayne A. Fitzgerald              --             --                  --/2,000 (2)                   --/31,875

------------------

(1) The value of unexercised in-the-money options is calculated using the difference between the option exercise price and $80.8125 (the price of SPX common stock on December 31, 1999) multiplied by the number of shares subject to the option. An option is in the money if the market value of the common stock subject to the option is greater than the exercise price (and if the market value of the common stock subject to the option is not greater than the exercise price, the option is out of the money).

(2)      These options were forfeited when Ms. Fitzgerald terminated employment.

SPX PENSION PLANS

         Each of our named executive officers except Mr. Grodhaus participates in SPX's cash balance pension plan and will continue to do so following this offering. Mr. Grodhaus has not yet met the one-year-of-service requirement for participation in the plan. Under the cash balance plan, SPX provides annual principal credits under the plan in the amount of 4% of a participant's eligible compensation up to the Social Security Taxable Wage Base and in the amount of 8% of eligible compensation over the Social Security Taxable Wage Base. Eligible compensation includes base salary and bonuses as reflected in the Summary Compensation Table. In addition, SPX provides annual interest credits at a rate equal to the interest paid on five-year U.S. Treasury Notes. Any eligible compensation that the plan cannot take into account because of Internal Revenue Code limitations for tax-qualified plans is taken into account under a non-qualified supplemental retirement plan. Participants in these plans vest in their accounts after five years of continuous service. The account balances of our named executive officers who participated in these plans on December 31, 1999 were as follows: Mr. Fusarelli, $118,629; and Ms. Fitzgerald, $30,856.

         The estimated monthly benefit payable at normal retirement age earned through 1999 for each of the participating named executive officers (based on present interest credits and annuity conversion rate) under these plans is as follows: Mr. Fusarelli, $2,116; and Ms. Fitzgerald, $838. In addition, Mr. Fusarelli is eligible for a transition benefit payable to certain employees who formerly participated in the General Signal Corporate Benefits Plan if he should elect early retirement after age 55. At normal retirement age there is no transition benefit.

COMPENSATION AND EMPLOYEE BENEFIT PLANS

         In connection with the offering, we will adopt certain employee benefit plans and arrangements for the purpose of providing compensation and employee benefits to our executive officers and other employees on and after the offering. These plans and arrangements, described below, include a stock compensation plan and an employee stock purchase plan. To the extent necessary or advisable under applicable law, SPX, as our sole stockholder, will approve these plans prior to the offering. As a general rule, after the offering, our employees will continue to participate in SPX's plans and arrangements other than pre-offering awards under SPX's Stock Compensation Plan and participation in SPX's Employee Stock Purchase Plan and economic value added, or EVA, incentive compensation program. In addition, we expect that SPX will administer both its plans and arrangements and our plans and arrangements, and we will reimburse SPX for the services it provides for our employees and the benefits it provides to them.

LONG-TERM INCENTIVES

         In connection with this offering, we will adopt the INRANGE 2000 Stock Compensation Plan, and SPX, as our sole stockholder, is expected to approve the plan. Our 2000 Stock Compensation Plan will be substantially similar to SPX's amended and restated 1992 Stock Compensation Plan as approved by SPX's stockholders at SPX's 2000 annual meeting. The following summary describes the basic features of our plan. However, the summary is not complete and, therefore, you should not rely solely on it for a detailed description of every aspect of the plan.

         GENERALLY

         Under the plan, our compensation committee may grant stock-based incentives to our employees (including employees who are officers and members of our board of directors) and to directors who are not our employees. We may also grant stock-based incentives to employees and directors of SPX and its affiliates. Awards under the plan may be in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock and performance units. The compensation committee does not currently intend to award stock appreciation rights, restricted stock or performance units under the plan but may do so in the future. All awards granted under the plan will be subject to terms and conditions that the compensation committee established and set forth in a written award agreement.

         SHARES AVAILABLE FOR THE PLAN

         We will reserve         shares of Class B common stock for issuance
under the plan. The number of shares underlying awards made to any one person in
a fiscal year may not exceed         shares. The number of shares that can be
issued and the number of shares subject to outstanding options may be adjusted in the event of a stock split, stock dividend, recapitalization or other similar event affecting our Class B common stock. In that event, the compensation committee may also make other appropriate adjustments to options, stock appreciation rights, restricted stock and performance units outstanding under the plan.

         PLAN ADMINISTRATION

         Our compensation committee administers the plan. Subject to the specific provisions of the plan, the committee determines award eligibility, timing and the type, amount and terms of the awards. The committee also interprets the plan, establishes rules and regulations under the plan and makes all other determinations necessary or advisable for the plan's administration.

         STOCK OPTIONS

         Options under the plan may be either incentive stock options, as defined under the tax laws, or non-qualified stock options. The per share exercise price of an option may not be less than the fair market value of our Class B common stock on the date the option is granted. The compensation committee may specify any period of time following the date of grant during which options are exercisable, so long as the exercise period is not more than ten years. Incentive stock options are subject to additional limitations relating to such things as employment status, minimum exercise price, length of exercise period, maximum value of the stock subject to the options and a required holding period for stock received upon exercise of the option.

         Upon exercise, the option holder may pay the exercise price in several ways. The option holder can pay:

         -        in cash;

         - by tendering previously owned shares of our Class B common stock with a fair market value equal to the exercise price;

         - by directing us to withhold shares of our Class B common stock with a fair market value equal to the exercise price;

         -        by delivering other approved property; or

         -        by a combination of these methods.

         When a holder exercises options, the compensation committee may grant to him or her replacement (sometimes called "reload") options under the plan to purchase additional shares of our Class B common stock. The number of shares subject to the replacement option would equal the number of shares delivered by the holder (or withheld by us) in satisfaction of the exercise price and the tax withholding obligations of the exercised option. Replacement options are non-qualified options and are subject to the same terms and conditions as the exercised option, except that the per share exercise price of the replacement option will equal the fair market value of our Class B common stock on the grant date of the replacement option.

         STOCK APPRECIATION RIGHTS

         A stock appreciation right allows its holder to receive payment from us equal to the amount by which the fair market value of a share of our Class B common stock exceeds the exercise price of the right on the exercise date. At the time of grant, we may establish a maximum amount per share payable upon exercise of a right. Under the plan, the compensation committee can grant stock appreciation rights in conjunction with the awarding of non-qualified stock options or on a stand-alone basis. If a right is granted with a non-qualified stock option award, then the holder can exercise the rights at any time during the life of the related option, but the exercise will proportionately reduce the number of the holder's related non-qualified stock options. The holder can exercise stand-alone stock appreciation rights during a period no longer than ten years, as determined by the compensation committee. Upon exercise of a stand-alone right, we will pay the holder in cash.

         RESTRICTED STOCK

         Restricted stock refers to shares of our Class B common stock that are subject to restrictions on ownership for a certain period of time. During that time, the holder may not sell or otherwise transfer the shares, but the holder may vote the shares and is entitled to any dividend or other distribution. Shares of restricted stock become freely transferable when the restriction period expires.

         PERFORMANCE UNITS

         The compensation committee may grant performance units in cash units or share units. Share units are equal in value to one share of our Class B common stock. The compensation committee sets the terms and conditions of each award, including the performance goals that its holder must attain and the various percentages of performance unit value to be paid out upon full or partial attainment of those goals. The compensation committee also determines the payment that is due to the holder after the applicable performance period and whether the payment of the cash units and share units will be made in cash, in shares of our Class B common stock, or in a combination of cash and stock.

         OPTIONS GRANTED

         In connection with this offering, we will make initial grants of stock options to certain of our employees, including our executive officers, under our 2000 Stock Compensation Plan, and we also may grant additional options
shortly after the offering. An aggregate of         shares of Class B common
stock will be issuable upon the exercise of the options to be issued in connection with the offering, and the exercise price of these options will be the initial public offering price. The following table sets forth the number of shares of our Class B common stock subject to these options:

                                         NAME                                     NUMBER OF SHARES
          ---------------------------------------------------------------         ----------------
          Gregory R. Grodhaus...........................................
          Anthony J. Fusarelli..........................................
          All of our current executive officers, as a group.............
          All of our current directors who are not executive officers, as a group....................................................
          All of our employees other than current executive officers, as a group....................................................

         In addition, we intend to grant options to acquire         shares of
our Class B common stock under the 2000 Stock Compensation Plan to a limited group of SPX employees with supervisory authority over INRANGE and who are not otherwise included in the table above. The exercise price for these options will be the initial public offering price.

         Because outstanding options may be forfeited upon the occurrence of certain events (such as termination of employment), and because we intend to award options on a discretionary basis in the future, we cannot determine the number of shares that may be purchased under the plan by our executive officers.

         TERMINATION OF EMPLOYMENT

         As a general rule, the effect that termination of a person's employment will have on the awards held by the person will be set forth in the person's award agreement. We expect that some terminations, such as terminations upon death or retirement, or for permanent disability, may result in the accelerated vesting of options and other awards and the lapse of restrictions on shares of restricted stock. We also expect that other terminations of employment will result in the forfeiture of unvested options and other awards and the forfeiture of shares of restricted stock on which the restrictions have not lapsed.

         TRANSFERABILITY

         The recipient of an award under the plan generally may not pledge, assign, sell or otherwise transfer his or her stock options, stock appreciation rights, restricted stock or performance units other than by will or by the laws of descent and distribution. The compensation committee, however, may adopt rules and procedures to allow holders of awards under the plan to transfer options to immediate family members or to certain trusts or partnerships.

         PLAN AMENDMENT AND TERMINATION

         Generally, our board of directors may terminate, amend or modify the plan at any time without stockholder approval. Without stockholder approval, however, the board may not:

         - materially increase the number of shares of our Class B common stock subject to the plan;

         -        materially increase the cost of the plan;

         -        materially increase the benefits to the holders of awards;

         - change the provisions of the plan relating to the option price;

         -        extend the period during which awards may be granted; or

         - extend the maximum period during which a holder may exercise his or her stock appreciation rights.

         In addition, if any action that the board proposes to take will have a significant adverse effect on any options outstanding under the plan, then the affected option holders must consent to the action.

ANNUAL INCENTIVES

         In 1999, our employees began to participate in SPX's EVA incentive compensation plans for INRANGE employees. The EVA plans provide for bonuses based on improvements in economic value added, or "EVA." EVA is equal to the net operating profit after tax minus a charge for all capital employed in our business, including our equity capital. The charge for capital is equal to our weighted average cost of debt and equity at our targeted debt-to-equity ratio, times the total capital employed in our business. In connection with the offering, we have assumed these plans as they relate to our employees, and SPX, as our sole stockholder, has approved the plans.

         An EVA plan bonus is based on three key components: (1) a target bonus,
(2) the EVA improvement in excess of expected EVA improvement (called "Excess EVA Improvement," which may be negative), and (3) a bonus bank. The bonus that may be earned by a participant for any fiscal year is the sum of the participant's target bonus plus a fixed share of the Excess EVA Improvement. Target bonuses are a percentage of salary. Excess EVA Improvement can be positive or negative without limitation.

         The bonus earned by each participant will be determined by our compensation committee following release of our financial statements for the applicable fiscal year and then credited to each participant's bonus bank, which has an initial balance of zero. The bonus available to be paid is the participant's bonus bank balance up to the participant's target bonus, plus one-third of the bonus bank balance in excess of the target bonus. The participant receives 80% of that amount without further conditions and the remaining 20% if the participant attains individual performance goals. None of our executive officers currently has an amount credited to a bonus bank.

         The bonus available to be paid to the participant is charged against the participant's bonus bank balance to determine the beginning balance for the next fiscal year. No bonus is paid when the bonus bank balance (following credits for any EVA bonus earned during the year) is negative, and negative bonus bank balances are carried forward to offset future bonuses earned. For our employees other than executive officers and certain selected personnel, bonuses are capped at 10% of total year earnings.

EMPLOYEE STOCK PURCHASE PLAN

         In connection with this offering, we will adopt the INRANGE Employee Stock Purchase Plan. The following summary describes the basic features of our plan. However, the summary is not complete, and, therefore, you should not rely solely on it for a detailed description of every aspect of the plan.

         GENERALLY

         We will adopt our Employee Stock Purchase Plan to provide our employees with a convenient way to invest in our Class B common stock. The plan is not an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code.

         SHARES AVAILABLE FOR THE PLAN

         Upon the adoption of the plan, we will reserve        shares of Class B
common stock for issuance under the plan. The number of shares that can be issued under the plan may be adjusted in the event of a stock split, stock dividend, recapitalization or other similar event affecting our Class B common stock.

         ELIGIBLE EMPLOYEES

         All full-time employees who are at or above the age of majority will be eligible to participate in the plan. As a general rule, participation may commence with the first payroll period after the eligible employee's date of hire.

         STOCK PURCHASES

         The plan will permit participants to authorize periodic payroll deductions of up to 10% of their compensation. For each dollar a participant contributes under the plan, we will contribute an additional $0.15. These payroll deductions and matching contributions are not contributed to a trust and will remain general corporate assets. We will transmit these payroll deductions and matching contributions on a monthly basis to a broker we have selected, and the broker will purchase shares of our Class B common stock for participants' accounts. We will bear all the brokerage commissions and other investment expenses of these purchases. Participants may make contributions to the plan other than through payroll deductions, but we would not match these contributions or bear the expenses related to these contributions.

         TRANSFERABILITY

         Participants may sell the shares in their brokerage accounts at any time (subject to compliance with applicable law and any trading policies we may establish).

         TERMINATION OF EMPLOYMENT

         Participation in the plan ends upon termination of employment, and participants who have terminated employment may maintain their brokerage accounts and may hold or sell their shares in their discretion.

         AMENDMENT OR TERMINATION OF THE PLAN

         We may amend or terminate the plan at any time. We may also reduce or suspend plan matching contributions at any time.

         NEW PLAN BENEFITS

         Because the benefits under the plan will depend on elections to participate and the fair market value of our Class B common stock or various future dates, we cannot determine the benefits that our executive officers and other employees may receive under the plan.

RETIREMENT BENEFITS

         After the offering, we expect that our employees will continue to participate in SPX's tax-qualified defined benefit and defined contribution plans, and, if eligible, SPX's non-qualified supplemental retirement plans. Currently, matching contributions under SPX's defined contribution plan are made in SPX common stock, and SPX common stock is an investment alternative under that plan. We expect that our Class B common stock will be substituted for SPX common stock for these purposes as soon as administratively practicable following the offering.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS

         All of our employees are at-will employees. Many of our employees have signed non-competition and non-solicitation agreements with SPX. These agreements also prohibit the employee from disclosing any confidential information relating to SPX's business (including our business) and contain a provision under which the employee agrees to assign to SPX all inventions developed during the employee's employment. We expect that SPX will assign us its rights under these agreements in connection with this offering, unless prohibited to do so by law. In addition, we expect that all of our employees whom we hire in the future will sign non-competition and non-solicitation agreements with us.

                    RELATIONSHIPS BETWEEN OUR COMPANY AND SPX


SPX IS OUR CONTROLLING STOCKHOLDER

         We are currently a wholly-owned subsidiary of SPX. After the completion
of this offering of Class B common stock, SPX will own about    % of the
outstanding shares of our common stock, or about    % if the underwriters
exercise their over-allotment option in full. SPX will own 100% of the
outstanding Class A common stock, which will represent    % of the combined
voting power of all classes of our voting stock, or    % of the combined voting
power of all classes of our voting stock if the underwriters exercise their over-allotment option in full. Until SPX holds less than 50% of the voting power of our stock, SPX will be able to control the vote on all matters submitted to our stockholders, including the election of directors and the approval of extraordinary corporate transactions, such as mergers.

         SPX has not made any decision regarding whether or for how long it will retain its stock ownership in our company. At present, SPX has no plan or intention to dispose of its shares of our Class A common stock. Whether SPX divests its entire ownership in our Class A common stock, and how such a divestiture would occur, will depend on a variety of considerations and economic factors, including the business prospects for each entity, the business reasons for a divestiture, the market prices of our and SPX's common stock, SPX's ability to divest our stock on a tax-free basis and the availability of other strategic alternatives.

         If SPX decides to divest itself of its entire stockholdings in our company, SPX may do so by distributing all of its shares of our Class A common stock to the holders of SPX's common stock, a process we refer to as a "Distribution." A Distribution could be accomplished through one of the following:

                  - Split-Off -- an exchange offer by SPX in which holders of its common stock would be offered the opportunity to tender some or all of their SPX shares in exchange for shares of our Class A common stock; or

                  - Spin-Off -- a pro rata distribution by SPX of its shares of our Class A common stock to holders of its common stock.

         SPX is free to dispose of all or some of its shares of our Class A common stock through means other than a Distribution. SPX has the sole discretion to determine the timing, structure and all terms of any divestiture of its stockholdings in our company. SPX has also advised us that it would not complete a divestiture if its board of directors determines that a divestiture is not in the best interests of SPX and its stockholders. SPX has further advised us that it currently expects that the principal factors that it would consider in making this determination, as well as the principal factors that it would consider in making the determination as to the timing, structure and terms of a divestiture, would be:

         -        the business prospects for us and SPX;

         -        the business reasons for a divestiture;

         -        the market price of our Class B common stock;

         -        the market price of SPX's common stock;

         - SPX being satisfied that a divestiture by means of a Distribution would be tax-free to SPX and its stockholders and as to the other tax consequences of the transactions; and

         -        the availability of other strategic alternatives.

         Under current law, SPX will not be able to effect a Distribution to its stockholders on a tax-free basis before October 2003, which is five years from the date SPX acquired General Signal.

ARRANGEMENTS WITH SPX

         We expect to enter into various agreements with SPX that relate to our ongoing relationship with SPX following completion of the offering. These agreements include a management services agreement, a tax sharing agreement, a registration rights agreement, an employee matters agreement and a trademark license agreement.

         All of the foregoing agreements will be effective on or prior to the completion of this offering. Because these agreements were entered into at a time when we were a wholly-owned subsidiary of SPX, they were not the result of arm's-length negotiations between the parties. These agreements were made in the context of an affiliated relationship and negotiated in the overall context of our separation from SPX. The prices and other terms of these agreements may be less favorable to us than what we could have obtained in arm's-length negotiations with unaffiliated third parties for similar services. Because we did not negotiate with a third party for any of the services provided for under our agreements with SPX, however, it is difficult to determine whether the terms of those agreements are more favorable or less favorable to us than those that we could have obtained in arm's length negotiations with an unaffiliated third party.

         The agreements summarized below have been filed as exhibits to the registration statement of which this prospectus forms a part. See "Where You Can Find More Information."


     MANAGEMENT SERVICES AGREEMENT

         Under the management services agreement, SPX will continue to provide administrative and corporate support services to us. These include human resources, accounting, treasury, tax, facilities, legal and information services. SPX will charge us for these services at cost, including all out-of-pocket, third-party costs and expenses incurred by SPX in providing the services. If SPX incurs third-party expenses on behalf of us as well as an SPX entity, SPX will be required to allocate these expenses in good faith between us and the SPX entity, as SPX determines in the exercise of its reasonable judgment. The agreement provides for monthly invoicing of service charges.

         The management services agreement will provide that the services provided by SPX will be substantially similar in scope, quality, nature and cost to those services provided to us when we were a wholly-owned subsidiary of SPX prior to this offering. SPX will also be required to provide the services to us through the same or similarly qualified personnel, but the selection of personnel to perform the various services will be within the sole control of SPX. In addition, SPX will not be required to materially increase the volume, scope or quality of the services provided beyond the level at which they were performed for us in the past. The agreement will provide that SPX may have a third party provide any service to us rather than providing the service itself, but that SPX will remain responsible for any services it causes to be provided in this manner. SPX will not be required to provide any service to the extent the performance of the service becomes impracticable due to a cause outside the control of SPX, such as natural disasters, governmental actions or similar events of force majeure. Similarly, SPX will not be required to provide any service if doing so would require SPX to violate any laws, rules or regulations. The agreement also will provide that SPX and we may agree to additional services to be provided by SPX. The terms and costs of these additional services will be mutually agreed upon by SPX and us. These additional services may include services that were not provided to us when we were a wholly-owned subsidiary of SPX prior to this offering.

         The management services agreement will provide that we will indemnify and hold harmless SPX, each of its subsidiaries and their directors, officers, agents and employees against any claims arising out of the services rendered to us unless resulting from any breach of contract, gross negligence or willful misconduct on their part. In addition, we will agree that these same persons will be liable to us only for any claims, damages or expenses resulting from a breach of contract, gross negligence or willful misconduct on their part.

         The management services agreement will start upon the completion of this offering and will continue until SPX owns less than a combined 50% of the aggregate amount of our outstanding shares of Class A common stock and Class B common stock. We may also terminate any services, effective upon the date that is the later of (1) the end of the fiscal year in which the notice of termination is given and (2) six months from the date notice of termination is given. In addition, either SPX or we will be able to terminate the management services agreement with respect to one or more of the services provided under the agreement if the other party has failed to perform any material obligation relating to the services to be terminated and the failure continues for a period of 30 days after the other party receives notice of the failure from the terminating party.


     TAX SHARING AGREEMENT

         We are, and after this offering will continue to be, included in SPX's consolidated federal income tax group, and our federal income tax liability will be included in the consolidated federal income tax liability of SPX. Pursuant to the tax sharing agreement, the amount of tax to be paid by us to SPX or received by us from SPX with respect to consolidated, unitary or combined returns of SPX, in which we are included generally will be determined as though we file separate federal, state, local and foreign income tax returns.

         In general, we will be included in SPX's consolidated group for federal income tax purposes for so long as SPX beneficially owns at least 80% of the combined total voting power and value of our outstanding common stock. By law, each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the tax sharing agreement allocates tax liabilities between us and SPX during the period in which we are included in SPX's consolidated group, we could be liable for any shortfall if any federal tax liability is incurred, but not discharged, by any other member of SPX's consolidated group. Similar principles may apply for state or local income tax purposes.


     REGISTRATION RIGHTS AGREEMENT

         The registration rights agreement will provide SPX with registration rights relating to the shares of our Class A common stock which SPX will continue to hold after this offering. SPX will be able to require us to register under the Securities Act all or any portion of our shares covered by the registration rights agreement. In addition, the registration rights agreement will provide for various piggyback registration rights for SPX. Whenever we propose to register any of our securities under the Securities Act for ourselves or others, subject to market cut-back exceptions, we will be required to provide prompt notice to SPX and include in that registration all shares of our stock which SPX owns and requests to be included.

         The registration rights agreement will set forth customary registration procedures, including an agreement by us to make available our employees and personnel for roadshow presentations. All registration expenses incurred in connection with any registration, other than underwriting commissions, will be paid by us. In addition, we will be required to reimburse SPX for the fees and disbursements of its outside counsel retained in connection with any such registration. The registration rights agreement also will impose customary indemnification and contribution obligations on us for the benefit of SPX and any underwriters with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, although SPX must indemnify us for any liabilities resulting from information provided by SPX.

         SPX's rights under the registration rights agreement will remain in effect with respect to the shares covered by the agreement until:

         - those shares have been sold pursuant to an effective registration statement under the Securities Act;

         - those shares have been sold to the public pursuant to Rule 144 under the Securities Act; or

         - those shares have been transferred in a transaction where a subsequent public distribution of those shares would not require registration under the Securities Act.


     EMPLOYEE MATTERS AGREEMENT

         The employee matters agreement will set forth our mutual understanding with respect to the responsibilities, obligations and liabilities relating to the compensation and benefits of our employees in connection with this offering. Under this agreement, with agreed upon exceptions, SPX will continue to administer compensation programs for our employees, and our employees will continue to participate in SPX's employee benefit plans, in each case on and following the offering. In turn, we will pay SPX for providing these administrative services and for these benefits. The principal exceptions to this rule are our 2000 Stock Compensation Plan and our Employee Stock Purchase Plan, which we will adopt in connection with the offering to provide equity-based compensation to our employees following the offering, and SPX's EVA incentive compensation plan, which we will assume as it relates to our employees to provide cash-based incentive compensation to our employees following the offering.


     TRADEMARK LICENSE AGREEMENT

         Most of the trademarks used in our business, including the trademark INRANGE, are owned by us or one of our subsidiaries. The trademark license agreement will govern our use of various trademarks used in our business that are owned by SPX. Under the agreement, SPX has granted to us a worldwide royalty-free license to use the trademarks solely in connection with the manufacture, sale or distribution of products related to our business. The license includes the right to use the term "SPX" as a trade name, either individually or in combination with other terms. This license also includes the right to grant sublicenses to our wholly-owned subsidiaries, for so long as they remain wholly-owned subsidiaries. We may not transfer or assign the license without SPX's prior written consent.

         Under the agreement, we will agree to refrain from various actions that could interfere with SPX's ownership of the trademarks. The agreement contains provisions regarding:

         -        the creation of quality standards of our products;

         -        the ability of SPX to inspect our products and facilities; and

         - our obligation to cease production of, and correct or properly destroy, any products marketed under the licensed trademarks that fail to meet the quality standards.

         The trademark license agreement will start upon completion of this offering and will terminate one year from the date of this offering. Prior to the scheduled termination date, our license to use the trademarks may be terminated for various reasons, including our discontinued use of the trademarks, our breach of the agreement or a change in control of us.

         We will indemnify SPX and its directors, officers and employees from claims for personal injury or property damage if SPX is found liable to any third party under any tort or products liability or similar action in connection with the use by us of the licensed trademarks.

OPTION GRANTS TO SPX EMPLOYEES

         We intend to grant options to acquire           shares of our Class B
common stock under our 2000 Stock Compensation Plan to a limited group of SPX employees with supervisory authority over INRANGE. See "Compensation and Benefit Plans Long-Term Incentives - Option Grants."

CORPORATE OPPORTUNITIES AND CONFLICTS OF INTEREST

         All of our directors have fiduciary duties to our company and our stockholders under applicable Delaware law. Specifically, our directors are charged with a duty of care and a duty of loyalty to our company and our stockholders. This duty of care generally requires our directors to inform themselves of all material information relevant to business decisions they make on behalf of our company. This duty of loyalty generally requires our directors to act in the best interests of our company and our stockholders and to refrain from conduct that would injure our company or our stockholders or deprive our company of an advantage or opportunity to which we are entitled.

         Five members of our board of directors are also directors or executive officers of SPX, and have similar fiduciary duties to SPX. As a result of their duties and obligations to both companies, these directors may have conflicts of interest with respect to matters involving or affecting us, such as acquisitions and other corporate opportunities that may be suitable for both us and SPX. Our charter does not contain any special provisions setting forth rules governing these potential conflicts. In addition, after this offering, a number of our directors and executive officers will continue to own SPX stock and options on SPX stock they acquired as employees of SPX. This ownership could create, or appear to create, potential conflicts of interest when these directors and officers are faced with decisions that could have different implications for our company and SPX.

                      PRINCIPAL AND MANAGEMENT STOCKHOLDERS

         The following table sets forth information with respect to beneficial ownership of common stock by SPX and as adjusted to reflect the sale of the shares of Class B common stock offered by us in this offering. SPX is our only stockholder.

                                                                      PERCENTAGE OF               PERCENTAGE OF
                                                                  AGGREGATE OUTSTANDING           VOTING CONTROL
                                                                          SHARES                        OF
                                                                     BENEFICIALLY OWNED            OUR COMPANY
                                              SHARES OF           ----------------------      ----------------------
NAME AND ADDRESS                            COMMON STOCK           BEFORE         AFTER        BEFORE         AFTER
OF BENEFICIAL OWNER                      BENEFICIALLY OWNED       OFFERING      OFFERING      OFFERING      OFFERING
-------------------                      ------------------       --------      --------      --------      --------
SPX Corporation..................              shares of            100%           %            100%           %
   700 Terrace Point Drive               Class A common stock
   Muskegon, MI  49443-3301

If the over-allotment option is exercised in full, SPX will own    % of our
common stock and      % of the voting control of our company.

MANAGEMENT

         The following table sets forth information regarding beneficial ownership of our outstanding common stock and the outstanding common stock of SPX as of March 15, 2000 by (a) each of our directors and each of the executive officers named in the Summary Compensation Table and (b) all of our directors and executive officers as a group.

         As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days of March 15, 2000 upon the exercise of any option, warrant or right. Shares of common stock subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 31,399,172 shares of SPX common stock outstanding as of March 15, 2000.

                                  Shares of Our       Percentage of
                                     Class B            Aggregate                             Shares of SPX
                                  Common Stock      Outstanding Shares     Percentage of      Common Stock
                                  Beneficially         Beneficially        Voting Control     Beneficially        Percentage
Name                                  Owned               Owned            of Our Company        Owned         Ownership of SPX
----                              -------------     ------------------     --------------     -------------    ----------------
John B. Blystone                                                                                344,363 (1)           1.1%
Robert B. Foreman                                                                                    38                  *
Christopher J. Kearney                                                                           40,050 (2)              *
Lewis M. Kling                                                                                    1,525                  *
Patrick J. O'Leary                                                                               78,240 (3)              *
Gregory R. Grodhaus                                                                                   0                  *
Anthony J. Fusarelli                                                                                  0                  *
Jayne A. Fitzgerald (4)                                                                               0                  *
All directors and executive
    officers as a group (10
    persons)                                                                                    464,216               1.5%

---------------------------

*        Denotes less than 1% beneficial ownership.

(1) Includes 25,000 unvested shares of restricted stock granted to Mr. Blystone as part of his initial employment contract, which will vest at December 1, 2000. Mr. Blystone has the right to vote these shares. Also includes 114,242 shares held by the John B. Blystone Investment Partners LP, a limited family trust. Does not include 250 shares held by The Blystone Foundation as to which Mr. Blystone disclaims beneficial ownership. Mr. Blystone, his wife and Mr. Kearney are directors of The Blystone Foundation. Also includes options to purchase 159,379 shares of common stock that are exercisable within 60 days.

(2) Includes options to purchase 36,147 shares of common stock that are exercisable within 60 days.

(3) Includes options to purchase 56,362 shares of common stock that are exercisable within 60 days.

(4)      Ms. Fitzgerald terminated employment with us on February 4, 2000.

                          DESCRIPTION OF CAPITAL STOCK

         We intend to amend our certificate of incorporation and bylaws prior to the completion of this offering. The forms of our certificate of incorporation and bylaws will be filed as exhibits to the registration statement of which this prospectus is a part. The following summarizes the terms and provisions of our capital stock upon the closing of this offering. The summary is not complete, and you should read the forms of our certificate of incorporation and bylaws.

         Upon the completion of this offering, our authorized capital stock will consist of:

         -        shares of Class A common stock, par value $.01 per share;

         -        shares of Class B common stock, par value $.01 per share; and

         -        shares of preferred stock, par value $.01 per share.

COMMON STOCK

         Upon completion of this offering, there will be        shares of our
Class A common stock outstanding and shares of our Class B common stock
outstanding. As of             , 2000, there were         outstanding options
for the purchase of a total of        shares of our Class B common stock. We are
not offering for sale to the public any shares of our Class A common stock. Shares of our Class A and Class B common stock have the following rights, preferences and privileges:

         - Voting Rights. Each outstanding share of Class A common stock entitles its holder to five votes on all matters submitted to a vote of our stockholders, including the election of directors. Each outstanding share of Class B common stock entitles its holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There are no cumulative voting rights. Our Class A common stock and Class B common stock vote together as one class on all matters except if required by law.

         - Dividends. Subject to the rights of the holders of preferred stock, if any, the holders of Class A and Class B common stock are entitled to receive dividends at the same rate, as, when and if dividends are declared by our board of directors out of assets legally available for the payment of dividends. No dividends may be paid on or declared and set apart for the shares of Class A or Class B common stock unless at the same time an equal dividend is paid on or declared or set apart for the shares of the other class of common stock.

         - Liquidation. In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our liabilities and obligations to creditors and any holders of preferred stock, our remaining assets will be distributed ratably among the holders of shares of Class A common stock and Class B common stock on a per share basis, regardless of class.

         - Rights and Preferences. The Class A and Class B common stock have no preemptive, redemption or subscription rights. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

         - Merger. In the event of a merger or consolidation of us with or into another entity, holders of each share of Class A common stock and Class B common stock will be entitled to receive the same per share consideration.

         The outstanding shares of our common stock are, and the shares of Class B common stock being sold in this offering will be, upon the closing of this offering, validly issued, fully paid and nonassessable.

CONVERSION OF CLASS A COMMON STOCK

         Each share of Class A common stock is convertible while held by SPX or any of its subsidiaries, excluding us, at the option of the holder thereof into one share of Class B common stock. Other than in a Distribution or similar transaction, any shares of Class A common stock transferred to a person other than SPX or any of its affiliates, excluding us, will automatically be converted into shares of Class B common stock upon such transfer. Shares of Class A common stock transferred to stockholders of SPX in a Distribution will not be converted into shares of Class B common stock, and following such Distribution, shares of Class A common stock will be transferable as Class A common stock, subject to applicable laws.

PREFERRED STOCK

         Our board of directors will be authorized to cause shares of preferred stock to be issued in one or more series and to:

         -        determine the number of shares of each series;

         - fix the rights, powers, preferences and privileges of each series;

         -        fix any qualifications, limitations or restrictions thereon;
                  and

         -        increase or decrease the number of shares of each such series.

         Among the specific matters that may be determined by the board of directors are:

         -        the annual rate of dividends;

         -        the redemption price, if any;

         -        the terms of a sinking or purchase fund, if any;

         - the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of our company;

         -        conversion rights, if any; and

         -        voting powers, if any.

         Depending upon the terms of the preferred stock established by our board of directors, any or all series of preferred stock could have preferences over the common stock with respect to dividends and other distributions and upon liquidation and could have voting or conversion rights that could adversely affect the holders of the outstanding common stock.

         In addition, the preferred stock could delay, defer or prevent a change of control of our company. We have no present plans to issue shares of preferred stock.

LIMITATION ON DIRECTORS' LIABILITIES

         Our certificate of incorporation will limit the liability of our directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for money damages for breach of fiduciary duty as a director, except for liability:

         - for any breach of the directors' duty of loyalty to us or our stockholders;

         - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

         - under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; and

         - for any transaction from which the director derived an improper personal benefit.

ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND PROVISIONS OF DELAWARE LAW

         Our certificate of incorporation, our bylaws and Section 203 of the Delaware General Corporation Law will contain provisions, summarized below, that may delay, discourage or prevent the acquisition or control of our company by means of a tender offer, open market purchase, proxy fight or otherwise, including acquisitions that might result in a premium being paid over the market price of the Class B common stock.

         STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

         Our certificate of incorporation and our bylaws will permit stockholder action by written consent until the time that SPX and its affiliates cease to beneficially own an aggregate of at least a majority of the voting power of our then outstanding shares of Class A and Class B common stock combined. Thereafter, any action required or permitted to be taken by our stockholders may be effected only at a duly called annual or special meeting of stockholders and may not be effected by a written consent in lieu of a meeting of stockholders. Prior to SPX and its affiliates ceasing to beneficially own an aggregate of at least a majority of the voting power of our then outstanding shares of Class A and Class B common stock combined, we will call a special meeting of stockholders promptly upon the request of SPX. After SPX and its affiliates cease to beneficially own an aggregate of at least a majority of the voting power of our then outstanding shares of Class A and Class B common stock combined, except as otherwise required by law and subject to the rights of the holders of any preferred stock, special meetings of stockholders for any purpose may be called only by our board of directors, its chairman or, at the written request of a majority of our board of directors, our president, and the power of stockholders to call a special meeting will be specifically denied.

         ADVANCE NOTICE PROCEDURES

         Our bylaws require advance notice of the nomination, other than by or at the direction of our board of directors, of candidates for election as directors, as well as for other stockholder proposals, to be considered at annual meetings of stockholders. Subject to some exceptions, notice of intent to nominate a director or raise matters at these meetings will have to be received in writing by us not less than 90 nor more than 120 days prior to the anniversary of the previous year's annual meeting of stockholders, and must contain specific information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with the advance notice procedures, that individual will not be eligible for election as a director, or that business will not be conducted at such meeting, as the case may be.

         BOARD OF DIRECTORS

         Our certificate of incorporation and our bylaws will provide that the number of directors shall be determined from time to time by a resolution adopted by the majority of our directors. Our certificate of incorporation and our bylaws will also provide that the board of directors shall be divided into three classes, as nearly equal in number as possible. Each director will hold office until that person's successor is duly elected and qualified. Vacancies on the board of directors will be filled by a majority of the remaining directors, or by a sole remaining director, or by our stockholders if the vacancy was caused by the action of our stockholders.

         Subject to the rights of the holders of any series of preferred stock or any other series or class of stock to elect additional directors under specified circumstances, prior to the date when SPX and its affiliates cease to beneficially own an aggregate of at least a majority of the voting power of our then outstanding shares of Class A and Class B common stock combined, any director may be removed from office, with cause, by the affirmative vote of the holders of at least a majority of the voting power of the outstanding Class A and Class B common stock combined, voting together as a single class. On and after the date when SPX and its affiliates cease to beneficially own an aggregate of at least a majority of the voting power of our then outstanding shares of Class A and Class B common stock combined, any director may be removed from office only for cause upon the affirmative vote of holders of at least 80% of our outstanding Class A and Class B common stock combined, voting as a single class. A director may not be removed by the stockholders at a meeting unless the notice of the meeting states that the purpose, or one of the purposes, of the meeting is removal of the director.

         The provisions of our certificate of incorporation and bylaws described above would preclude a third party from removing incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board of directors.

         ADOPTION, AMENDMENT OR REPEAL OF CERTIFICATE OR BYLAWS

         Our certificate of incorporation will provide that the affirmative vote of holders of at least 80% of our outstanding Class A and Class B common stock combined is required to amend, repeal or adopt any provision of our certificate of incorporation inconsistent with the provisions of that certificate regarding amendments to our bylaws, stockholder action by written consent, special meetings of stockholders, our board of directors and the election and removal of directors. Our certificate of incorporation will further provide that our bylaws may be altered, amended or repealed only by our board of directors or upon the affirmative vote of holders of at least 80% of our outstanding Class A and Class B common stock combined, voting together as single class.

         SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

         We must comply with the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

         A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation's voting stock. Under Section 203, a business combination between our company and an interested stockholder is prohibited unless it satisfies one of the following three conditions:

         - our board of directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

         - upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by (1) persons who are directors and also officers and (2) employee stock plans, in some instances; or

         - the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of this offering,         shares of our Class B common
stock will be outstanding, or         shares if the underwriters exercise their
over-allotment option in full. All of these shares, constituting the shares sold in this offering, will be freely tradable without restriction or further registration under the Securities Act, unless held by an "affiliate" of our company as that term is defined in Rule 144 under the Securities Act. This prospectus may not be used in connection with any resale of shares of Class B common stock acquired in this offering by our affiliates.

         The shares of our Class A common stock that will be held by SPX after the offering constitute "restricted securities" within the meaning of Rule 144.

         In general, under Rule 144 as currently in effect, if a minimum of one year has elapsed since the later of the date of acquisition of the restricted securities from the issuer or from an affiliate of the issuer, a person or persons whose shares of common stock are aggregated, including persons who may be deemed our affiliates, would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of:

         -        one percent of the then-outstanding shares of common stock,
                  which equals approximately         shares immediately after
                  this offering; and

         - the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

         Sales under Rule 144 are also subject to restrictions as to the manner of sale, notice requirements and the availability of current public information about us.

         Because SPX has held its shares of our Class A common stock for more than one year (including the period SPX held our common stock prior to its conversion into Class A common stock), SPX will be able to sell those shares in the open market after the offering, subject to contractual lockup provisions and the applicable requirements of Rule 144. In addition, we have granted SPX registration rights to facilitate its sales of shares of our common stock. These registration rights are described under "Relationships Between Our Company and SPX -- Registration Rights Agreement." In connection with this offering, we and SPX have agreed that, subject to specified exceptions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for common stock. Salomon Smith Barney Inc. in its sole discretion may release any or all of the securities subject to these lock-up agreements at any time without public notice.

         Following this offering, we intend to file a registration statement on
Form S-8 under the Securities Act to register         shares of Class B common
stock reserved or to be available for issuance pursuant to our 2000 Stock Compensation Plan. In addition, we intend to file a registration statement on Form S-8 to register shares of Class B common stock reserved or to be available for issuance pursuant to our Employee Stock Purchase Plan. Shares of Class B common stock issued pursuant to the 2000 Stock Compensation Plan and the Employee Stock Purchase Plan generally will be available for sale in the open market by holders who are not our affiliates and, subject to the volume and other applicable limitations of Rule 144, by holders who are our affiliates, unless those shares are subject to vesting restrictions or the contractual restrictions described above.

         Prior to this offering, there has been no public market for our Class B common stock. No information is currently available and we cannot predict the timing or amount of future sales of shares, or the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Class B common stock prevailing from time to time. Sales of substantial amounts of Class B common stock (including shares issuable upon the exercise of stock options) in the public market after the lapse of the restrictions described above, or the perception that these sales may occur, could materially adversely affect the prevailing market prices for the Class B common stock and our ability to raise equity capital in the future.

           UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

         The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our Class B common stock by a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our Class B common stock that is not, for U.S. federal income tax purposes:

         -        an individual who is a citizen or resident of the United
                  States;

         - a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

         -        an estate whose income is includible in gross income for U.S.
                  federal income tax purposes regardless of its source; or

         - a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

         An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

         This discussion does not consider:

         -        U.S. state and local or non-U.S. tax consequences;

         - specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including, if the non-U.S. holder is a partnership or trust that the U.S. tax consequences of holding and disposing of our Class B common stock may be affected by certain determinations made at the partner or beneficiary level;

         - the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

         -        special tax rules that may apply to particular non-U.S.
                  holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

         - special tax rules that may apply to a non-U.S. holder that holds our Class B common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

         The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our Class B common stock as a capital asset. EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR CLASS B COMMON STOCK.

DIVIDENDS

         We do not anticipate paying cash dividends on our Class B common stock in the foreseeable future. See "Dividend Policy." In the event, however, that we pay dividends on our Class B common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

         Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

         Dividends paid prior to 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. For dividends paid after 2000, a non-U.S. holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements. However,

         - in the case of Class B common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

         - in the case of Class B common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in the U.S. Treasury Regulations; and

         - look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

         A non-U.S. holder which is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury Regulations and the certification requirements applicable to it.

         A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S.
Internal Revenue Service.

GAIN ON DISPOSITION OF CLASS B COMMON STOCK

         A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our Class B common stock unless:

         - the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons (unless an applicable treaty provides otherwise) and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

         - the non-U.S. holder is an individual who holds our Class B common stock as a capital asset, is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements; or

         - we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our Class B common stock.

         Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a U.S. real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our Class B common stock, provided that our Class B common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation.

FEDERAL ESTATE TAX

         Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

         We must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

         Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding at a rate of 31% on some payments on common stock. Under currently applicable law, non-U.S. holders generally will be exempt from these additional information reporting requirements and from backup withholding on dividends paid prior to 2001 if we either were required to withhold a U.S. federal withholding tax from those dividends or we paid those dividends to an address outside the United States. After 2000, however, the gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at a rate of 31%.

         The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through the U.S. office of a broker or a non-U.S. office of a U.S. broker generally will be reported to the U.S. Internal Revenue Service and reduced by backup withholding at a rate of 31% unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge to the contrary. The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the U.S. Internal Revenue Service unless the non-U.S. broker is a "U.S. related person." In general, the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or a "U.S. related person" will be reported to the U.S. Internal Revenue Service and, after 2000, may in limited circumstances be reduced by backup withholding at a rate of 31%, unless the broker receives a statement from the non-U.S. holder, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S. related person" is generally:

         - a "controlled foreign corporation" for U.S. federal income tax purposes;

         - a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a U.S. trade or business; or

         - effective after 2000, a foreign partnership if, at any time during the taxable year, (A) at least 50% of the capital or profits interest in the partnership is owned by U.S. persons, or (B) the partnership is engaged in a U.S. trade or business.

         Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including changes to these rules that will become effective after 2000.

         Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information or appropriate claim for refund is furnished to the U.S. Internal Revenue Service.

                                  UNDERWRITING

         Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to each underwriter, the number of shares of our Class B common stock set forth opposite its name below:

         UNDERWRITER                                                      NUMBER OF SHARES
         -----------                                                      ----------------
         Salomon Smith Barney Inc. ...................................
         Bear, Stearns & Co. Inc. ....................................
         Chase Securities Inc.........................................


                   Total..............................................        _______

         The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

         The underwriters, for whom Salomon Smith Barney Inc., Bear, Stearns & Co. Inc. and Chase Securities Inc. are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at
the public offering price less a concession not in excess of        per share.
The underwriters may allow, and these dealers may re-allow, a concession not in
excess of        per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

         We have granted to the underwriters an option, exercisable for 30 days
from the date of this prospectus, to purchase up to         additional shares of
Class B common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent this option is exercised, each underwriter will be obligated, subject to various conditions, to purchase a number of additional shares approximately proportionate to its initial commitment.

         We, our officers and directors and SPX and its officers and directors have agreed that, subject to various exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our Class B common stock or any securities convertible into or exchangeable for our Class B common stock. Salomon Smith Barney Inc. in its sole discretion may release any or all of the securities subject to these lock-up agreements at any time without public notice.

         Prior to this offering, there has been no public market for our Class B common stock. Consequently, the initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in the Class B common stock will develop and continue after this offering.

         We intend to apply to have the Class B common stock included for quotation on the Nasdaq National Market under the symbol "INRG."

         The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of Class B common stock.

                                                Paid by Us
                                       -----------------------------
                                       No Exercise     Full Exercise
                                       -----------     -------------
         Per share..............       $               $
         Total..................       $               $

         In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of our Class B common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Class B common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Class B common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Class B common stock made for the purpose of preventing or retarding a decline in the market price of our Class B common stock while this offering is in progress.

         The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

         Any of these activities may cause the price of the Class B common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise, and, if commenced, may be discontinued at any time.

         We will pay the offering expenses, including registration fees, costs of printing and engraving and legal and accounting fees, estimated to be
approximately         , excluding underwriting discounts and commissions.

         At our request, Salomon Smith Barney Inc. has reserved up to      % of
the shares of Class B common stock (the "Directed Shares") for sale at the initial public offering price to persons who are our directors, officers or employees, or who are otherwise associated with us and our affiliates, and who have advised us of their desire to purchase such shares. The number of shares of Class B common stock available for sale to the general public will be reduced to the extent of sales of Directed Shares to any of the persons for whom they have been reserved. Any shares not so purchased will be offered by Salomon Smith Barney Inc. on the same basis as all other shares of Class B common stock offered hereby. We have agreed to indemnify Salomon Smith Barney Inc. against various liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the Directed Shares.

         The representatives have performed various investment banking and advisory services for us and SPX from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for us and SPX in the ordinary course of their business.

         We have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                  LEGAL MATTERS

         Fried, Frank, Harris, Shriver & Jacobson, a partnership including professional corporations, New York, New York, will pass upon the validity of the issuance of the shares of Class B common stock offered hereby. Hale and Dorr LLP, New York, New York, will pass upon certain legal matters in connection with this offering for the underwriters.

                                     EXPERTS

         The audited combined financial statements of INRANGE Technologies Corporation as of and for the years ended December 31, 1998 and 1999 included in this prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

         The combined financial statements of INRANGE Technologies Corporation for the year ended December 31, 1997 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their report thereon also appearing elsewhere herein and in the registration statement. Such combined financial statements have been included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form S-1 with respect to the Class B common stock being offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and the shares of Class B common stock offered by this prospectus, you should refer to the registration statement, including its exhibits and schedules. Statements made in this prospectus as to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC's public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the SEC's regional offices located at 500 West Madison Street, Suite 1400, Chicago, IL 60661, and Seven World Trade Center, 13th Floor, New York, NY 10048 or on the Internet at http://www.sec.gov. You may obtain a copy of this registration statement from the SEC's public reference room upon payment of prescribed fees. Please call the SEC at (800) SEC-0330.

         As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC.

                        INRANGE TECHNOLOGIES CORPORATION

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                                        Page
Report of Independent Public Accountants............................    F-2

Report of Independent Auditors......................................    F-3

Combined Balance Sheets.............................................    F-4

Combined Statements of Operations...................................    F-5

Combined Statements of Stockholder's Investment.....................    F-6

Combined Statements of Cash Flows...................................    F-7

Notes to Combined Financial Statements..............................    F-8

After the recapitalization discussed in Note 11 to the INRANGE Technologies Corporation combined financial statements is effected, we expect to be in a position to render the following audit report.

                             /s/ Arthur Andersen LLP



April 10, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To SPX Corporation:

We have audited the accompanying combined balance sheets of INRANGE Technologies Corporation (a Delaware corporation), as defined in Note 1 to the combined financial statements, as of December 31, 1998 and 1999, and the related combined statements of operations, stockholder's investment and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of INRANGE Technologies Corporation as of December 31, 1998 and 1999, and the combined results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.


Philadelphia, Pa.,
___________, 2000

                         REPORT OF INDEPENDENT AUDITORS

SPX Corporation

We have audited the accompanying combined statements of operations, changes in stockholder's investment, and cash flows of INRANGE Technologies Corporation, as defined in Note 1 to the combined financial statements, for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined results of operations and cash flows of INRANGE Technologies Corporation for the year ended December 31, 1997, in conformity with accounting principles generally accepted in the United States.

                                        Ernst & Young LLP

Philadelphia, Pennsylvania
March 31, 1998


The foregoing report is in the form that will be signed upon the completion of the recapitalization described in Note 11 to the combined financial statements.

                                        /s/ Ernst & Young LLP

June 2, 2000

                        INRANGE TECHNOLOGIES CORPORATION
                             COMBINED BALANCE SHEETS


                                 (IN THOUSANDS)


                                                                  DECEMBER 31,
                                                            -----------------------
                                                               1998         1999         MARCH 31, 2000
                                                            ---------    ----------      --------------
                                                                                          (UNAUDITED)
ASSETS

CURRENT ASSETS:
   Cash.................................................    $   2,461    $   1,023        $   1,711
   Accounts receivable, net.............................       42,820       51,037           47,573
   Inventories..........................................       22,314       27,624           29,073
   Prepaid expenses and other...........................        1,505        1,314            1,413
   Investment...........................................        2,421            -                -
   Deferred income taxes................................        9,113        4,650            4,650
                                                            ---------    ---------        ---------
       Total current assets.............................       80,634       85,648           84,420

PROPERTY, PLANT AND EQUIPMENT, net......................       11,253       10,117           10,147

PROPERTY HELD FOR SALE..................................        8,050        4,256            4,228

GOODWILL, net...........................................        8,778        7,710            7,443

OTHER ASSETS, net.......................................       17,743       24,619           28,147
                                                            ---------    ---------        ---------
       Total assets.....................................    $ 126,458    $ 132,350        $ 134,385
                                                            =========    =========        =========

LIABILITIES AND STOCKHOLDER'S INVESTMENT

CURRENT LIABILITIES:
   Short-term borrowings and current portion
     of long-term debt..................................    $   3,937    $   4,111        $   3,573
   Accounts payable.....................................       15,492       20,458           18,096
   Accrued expenses.....................................       18,131       15,363           13,791
   Deferred revenue.....................................        9,104       10,401           11,640
                                                            ---------    ---------        ---------
       Total current liabilities........................       46,664       50,333           47,100
                                                            ---------    ---------        ---------

LONG-TERM DEBT..........................................        1,385           20               10
                                                            ---------    ---------        ---------

DEFERRED INCOME TAXES...................................        3,956        3,499            3,499
                                                            ---------    ---------        ---------

COMMITMENTS AND CONTINGENCIES (Note 15)

STOCKHOLDER'S INVESTMENT:
   Net investment.......................................       73,311       78,577           83,747
   Accumulated other comprehensive income (loss)........        1,142          (79)              29
                                                            ---------    ---------        ---------
       Total stockholder's investment...................       74,453       78,498           83,776
                                                            ---------    ---------        ---------
       Total liabilities and stockholder's investment...    $ 126,458    $ 132,350        $ 134,385
                                                            =========    =========        =========


        The accompanying notes are an integral part of these statements.

                        INRANGE TECHNOLOGIES CORPORATION
                        COMBINED STATEMENTS OF OPERATIONS


                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                                             THREE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                MARCH 31,
                                                       -------------------------------     ----------------------
                                                          1997       1998       1999         1999          2000
                                                       ---------  ---------  ---------     ---------   ---------
                                                                                                (UNAUDITED)

REVENUE...........................................     $ 218,971  $ 225,669  $ 200,622     $  49,158   $  46,153
COST OF REVENUE...................................       108,541    115,316     99,641        26,926      23,353
                                                       ---------  ---------  ---------     ---------   ---------
   Gross margin...................................       110,430    110,353    100,981        22,232      22,800
                                                       ---------  ---------  ---------     ---------   ---------
OPERATING EXPENSES:
   Research, development and engineering..........        21,225     25,067     18,928         6,452       4,963
   Selling, general and administrative............        57,659     63,517     49,337        13,474      12,404
   Special charges................................            --      6,971     10,587         9,687          --
   Gain on sale of real estate....................            --         --     (2,829)           --          --
                                                       ---------  ---------  ---------     ---------   ---------
     Operating expenses......................             78,884     95,555     76,023        29,613      17,367
                                                       ---------  ---------  ---------     ---------   ---------
OPERATING INCOME (LOSS)...........................        31,546     14,798     24,958        (7,381)      5,433
INTEREST EXPENSE..................................         1,509      1,391        925           254         177
OTHER INCOME(EXPENSE).............................            18       (178)    13,726          (181)         94
                                                       ---------  ---------  ---------     ---------   ---------
     Income (loss) before income  taxes...........        30,055     13,229     37,759        (7,816)      5,350
INCOME TAXES......................................        12,198      5,873     15,459        (3,197)      2,140
                                                       ---------  ---------  ---------     ---------   ---------
NET INCOME (LOSS).................................     $  17,857  $   7,356  $  22,300     $  (4,619)  $   3,210
                                                       =========  =========  =========     =========   =========
BASIC AND DILUTED EARNINGS (LOSS) PER
   COMMON SHARE:
   Basic and diluted earnings (loss) per
     common share.................................     $          $          $             $           $
                                                       =========  =========  =========     =========   =========
   Shares used in computing basic and
     diluted earnings (loss) per common share.....
                                                       =========  =========  =========     =========   =========

        The accompanying notes are an integral part of these statements.

                        INRANGE TECHNOLOGIES CORPORATION
                 COMBINED STATEMENTS OF STOCKHOLDER'S INVESTMENT


                                 (IN THOUSANDS)

                                                                              ACCUMULATED
                                                                                 OTHER
                                                             STOCKHOLDER'S   COMPREHENSIVE
                                                              INVESTMENT     INCOME (LOSS)           TOTAL
                                                             -------------   -------------         ---------
BALANCE AT DECEMBER 31, 1996..........................        $  65,006          $ (149)           $  64,857
                                                                                                   ---------
   Comprehensive Income:
     Net income.......................................           17,857              --               17,857
     Other comprehensive income-
       Foreign currency translation...................               --            (270)                (270)
                                                                                                   ---------
         Total comprehensive income...................                                                17,587
   Net change in intercompany accounts................          (32,617)             --              (32,617)
                                                              ---------          ------            ---------
BALANCE AT DECEMBER 31, 1997..........................           50,246            (419)              49,827
                                                                                                   ---------
   Comprehensive Income:
     Net income.......................................            7,356              --                7,356
     Other comprehensive income-
       Foreign currency translation...................               --             601                  601
       Unrealized gain on investment, net of taxes....               --             960                  960
                                                                                                   ---------
         Total comprehensive income...................                                                 8,917
   Net change in intercompany accounts................           15,709              --               15,709
                                                              ---------          ------            ---------
BALANCE AT DECEMBER 31, 1998..........................           73,311           1,142               74,453
                                                                                                   ---------
   Comprehensive Income:
     Net income.......................................           22,300              --               22,300
     Other comprehensive income-
       Foreign currency translation...................               --            (261)                (261)
       Unrealized gain on investment, net of taxes....               --            (960)                (960)
                                                                                                   ---------
         Total comprehensive income                                                                   21,079
   Net change in intercompany accounts................          (17,034)             --              (17,034)
                                                              ---------          ------            ---------
BALANCE AT DECEMBER 31, 1999..........................           78,577             (79)              78,498
                                                                                                   ---------
   Comprehensive Income:
     Net income (unaudited)...........................            3,210              --                3,210
     Other comprehensive income-
       Foreign currency translation (unaudited).......               --             108                  108
                                                                                                   ---------
         Total comprehensive income (unaudited).......                                                 3,318
   Net change in intercompany accounts (unaudited)....            1,960              --                1,960
                                                              ---------          ------            ---------
BALANCE AT MARCH 31, 2000 (unaudited) ................        $  83,747          $   29            $  83,776
                                                              =========          ======            =========


        The accompanying notes are an integral part of these statements.

                        INRANGE TECHNOLOGIES CORPORATION
                        COMBINED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                                    THREE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,                 MARCH 31,
                                                          ------------------------------------    -----------------------
                                                            1997         1998          1999         1999         2000
                                                          ----------   ----------   ----------    ----------   ----------
                                                                                                       (UNAUDITED)
CASH FLOW FROM OPERATING ACTIVITIES:
   Net income (loss).................................     $   17,857   $    7,356   $   22,300    $   (4,619)  $    3,210
   Adjustments to reconcile net income (loss) to
     net cash provided by operating activities:
     Depreciation....................................          5,331        6,362        5,870         1,543        1,449
     Amortization of goodwill........................          1,277        1,068        1,068           267          267
     Amortization of other assets....................          7,920        5,730        3,596         1,085        1,355
     Special charges.................................             --        6,971       10,587         9,687           --
     Deferred income taxes...........................          3,489       (2,358)       4,646            --           --
     Gain on sale of real estate.....................             --           --       (2,829)           --           --
     Gain on sale of investment......................             --           --      (13,914)           --           --
   Changes in operating assets and liabilities:
     Accounts receivable.............................          7,579       (4,354)      (8,217)          500        3,464
     Inventories.....................................            335       (5,091)      (5,310)          320       (1,449)
     Prepaid expenses and other current assets.......           (782)         168          191           312          (99)
     Accounts payable................................            211          827        4,966        (1,563)      (2,362)
     Accrued expenses................................         (2,945)      (2,993)         703         1,937       (1,011)
     Deferred revenue................................            (51)       3,397        1,297        (1,052)       1,239
     Payments of special charges and disposition
       related accruals..............................             --           --      (11,636)       (4,317)        (561)
                                                          ----------   ----------   ----------    ----------   ----------
       Net cash provided by operating activities.....         40,221       17,083       13,318         4,100        5,502
                                                          ----------   ----------   ----------    ----------   ----------
CASH FLOW FROM INVESTING ACTIVITIES:
   Purchases of property, plant and
      equipment, net.................................         (5,565)      (7,394)      (5,469)       (1,760)      (1,451)
   Proceeds from sale of real estate.................             --           --        6,358            --           --
   Net proceeds from sale of investment..............             --           --       14,735            --           --
   Capitalized software costs........................         (3,956)      (5,044)      (5,097)       (1,477)      (1,322)
   Increase in demonstration equipment and other
     assets..........................................         (1,674)      (1,410)      (3,677)         (120)        (561)
   Payment for product rights........................             --       (5,300)      (3,120)       (3,000)          --
   Purchase of investment............................             --         (821)          --            --       (3,000)
                                                          ----------   ----------   ----------    ----------   ----------
       Net cash provided by (used in) investing
       activities....................................        (11,195)     (19,969)       3,730        (6,357)      (6,334)
                                                          ----------   ----------   ----------    ----------   ----------
CASH FLOW FROM FINANCING ACTIVITIES:
   Net borrowings (payments) under lines of credit...          4,154       (2,663)         376           277         (515)
   Payments on long-term debt........................           (563)      (8,300)      (1,567)         (279)         (33)
   Proceeds from (payments to) Parent................        (32,617)      15,709      (17,034)        2,143        1,960
                                                          ----------   ----------   ----------    ----------   ----------
       Net cash provided by (used in) financing
       activities....................................        (29,026)       4,746      (18,225)        2,141        1,412
                                                          ----------   ----------   ----------    ----------   ----------
EFFECT OF FOREIGN CURRENCY TRANSLATION...............
                                                                  --          601         (261)           93          108
                                                          ----------   ----------   ----------    ----------   ----------
NET INCREASE (DECREASE) IN CASH......................             --        2,461       (1,438)          (23)         688
CASH AT BEGINNING OF PERIOD..........................             --           --        2,461         2,461        1,023
                                                          ----------   ----------   ----------    ----------   ----------
CASH AT END OF PERIOD................................     $       --   $    2,461   $    1,023    $    2,438   $    1,711
                                                          ==========   ==========   ==========    ==========   ==========

        The accompanying notes are an integral part of these statements.

                        INRANGE TECHNOLOGIES CORPORATION
                     NOTES TO COMBINED FINANCIAL STATEMENTS


                  (INFORMATION AS OF MARCH 31, 2000 AND FOR THE
                      THREE MONTHS ENDED MARCH 31, 1999 AND
                               2000 IS UNAUDITED)

                        (IN THOUSANDS, EXCEPT SHARE DATA)



1.   BASIS OF PRESENTATION:


     The combined financial statements include the assets, liabilities, revenue and expenses of INRANGE Technologies Corporation ("INRANGE"), a wholly-owned subsidiary of SPX Corporation ("SPX"), and the assets, liabilities, revenue and expenses of certain other units comprising the storage networking, data communications and telecommunications networking business of SPX, and exclude two of the subsidiaries of INRANGE not involved in the business (combined, the "Company"). The Company designs, manufactures, markets and services networking and switching solutions for storage, data and telecommunications networks. The solutions are targeted for use in large-scale, mission-critical systems to provide fast and reliable connections among networks of computers and peripheral devices for large scale enterprise applications.

     Prior to October 6, 1998, INRANGE was a subsidiary of General Signal Corporation ("GSX"). GSX merged into a subsidiary of SPX and the merger was accounted for as a reverse acquisition whereby GSX was treated as the acquirer and SPX as the acquiree. Accordingly, the combined financial statements of the Company do not reflect purchase accounting from this merger transaction. GSX and SPX are herein referred to as the Parent. Upon completion of the merger SPX implemented certain restructuring initiatives. See Note 4 for a description of the initiatives that were committed to and announced relating to the Company.

     The combined financial statements have been prepared on the historical cost basis and present the Company's financial position, results of operations and cash flows as derived from the Parent's historical financial statements. The Parent provides certain services to the Company including general management and administrative services for employee benefit programs, insurance, legal, treasury and tax compliance (see Note 3).

     The financial information included herein does not necessarily reflect what the financial position and results of operations of the Company would have been had it operated as a stand-alone entity during the periods covered, and may not be indicative of future operations or financial position.

     Advances and other intercompany accounts between the Company and the Parent are recorded as a component of stockholder's investment. All intercompany transactions between entities included in the combined financial statements have been eliminated.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     INTERIM FINANCIAL STATEMENTS

     The interim combined financial statements are unaudited and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the combined financial position as of March 31, 2000 and the results of operations for the three months ended March 31, 1999 and 2000. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results to be expected for the entire year.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

     CASH

     The Parent uses a centralized cash management system for all of its domestic operations, including those of the Company. The net amount of daily cash transactions is transferred to the Parent and credited to stockholder's investment.

     INVESTMENT

     In connection with the purchase of product rights (see Note 7), the Company obtained warrants to purchase 750,000 shares of common stock of a publicly traded company. The Company accounted for the investment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company considered the investment securities to be available for sale and, accordingly, unrealized holding gains or losses associated with the investments are presented as a separate component of stockholder's equity, net of tax. At December 31, 1998, the unrealized holding gain was $1,600 and taxes were $640. The investment was sold in 1999 at a gain (see Note 13).

     INVENTORIES

     Inventories are valued at the lower of cost or market, with cost determined on the first-in, first-out (FIFO) method. Inventories on hand include the cost of materials, freight, direct labor and manufacturing overhead.

     PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost. Major additions or improvements are capitalized, while repairs and maintenance are charged to expense. Depreciation, including amortization of capitalized leases, is provided on the straight-line method over the estimated useful lives of the assets, which range from 30 to 40 years for buildings and three to 10 years for machinery and equipment. Leasehold improvements and equipment under capital leases are amortized over the shorter of the life of the related asset or the term of the lease.

     GOODWILL

     Goodwill represents the excess of the costs over the net tangible and identifiable intangible assets of acquired businesses, is stated at cost and is amortized on a straight-line basis over 20 years, the estimated future period to be benefited. On a periodic basis, management reviews the recoverability of goodwill based primarily upon an analysis of undiscounted cash flows from the acquired businesses. No impairment losses have been recognized in any period presented. Goodwill was $21,366 at December 31, 1998 and 1999 and March 31, 2000 and accumulated amortization was $12,588, $13,656 and $13,923, respectively.

     SOFTWARE DEVELOPMENT COSTS

     Costs incurred in the research and development of new software included in products are charged to expense as incurred until technological feasibility is established. After technological feasibility is established, additional costs are capitalized in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" until the product is available for general release. Such costs are amortized over the lesser of three years or the economic life of the related products and the amortization is included in cost of revenue.

Management performs a periodic review of the recoverability of such capitalized software costs. At the time a determination is made that capitalized amounts are not recoverable based on the estimated cash flows to be generated from the applicable software, any remaining capitalized amounts are written off.

     REVENUE RECOGNITION

     The Company recognizes revenue upon shipment for standard products. Revenue is recognized on certain transactions upon customer acceptance or when the Company has fulfilled the terms of the sales agreement. The Company accrues for warranty costs, sales returns, and other allowances at the time of shipment based on its experience.

     Revenue from service obligations is derived primarily from maintenance contracts and is deferred and recognized on a straight-line basis over the terms of the contracts. Other service revenue is recognized when the service is provided. Service revenue was $30,306, $33,134, $34,066, $8,359 and $8,456 in
1997, 1998 and 1999 and for the three months ended March 31, 1999 and 2000, respectively. Service expenses were $16,997, $20,165, $20,838, $5,946 and $5,047 in 1997, 1998 and 1999 and for the three months ended March 31, 1999 and 2000, respectively.

     FOREIGN CURRENCY TRANSLATION

     All assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at year-end exchange rates. Revenue and expense items are translated at average exchange rates prevailing during the period. The resulting translation adjustments are recorded as a component of equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Transaction (gains)/losses were $(20), $159, $134, $189 and $56 in 1997, 1998 and 1999 and for the three months ended March 31, 1999 and 2000, respectively, and are included in other income(expense) in the accompanying combined statements of operations.

     POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

     The Parent provides certain severance benefits to former or inactive employees during the period following employment but before retirement, including the employees of the Company. The Parent accrues the costs of such benefits over the expected service lives of the employees in accordance with SFAS Statement No. 112. Severance benefits resulting from actions not in the ordinary course of business are accrued when those actions occur. The Parent has not allocated any of the costs of the post-retirement benefits other than pensions to the Company. Management believes that an allocation of the costs would not result in a material charge to the combined statements of operations.

     EARNINGS (LOSS) PER COMMON SHARE

     The Company has presented earnings (loss) per common share pursuant to SFAS No. 128 "Earnings Per Share" and the Securities and Exchange Commission Staff Accounting Bulletin No. 98. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. There were no dilutive securities outstanding in the periods presented and, as such, diluted earnings (loss) per share is the same as basic earnings (loss) per share. The shares used in the computation of earnings (loss) per common share retroactively reflect the recapitalization discussed in Note 11.

     RECENT ACCOUNTING PRONOUNCEMENTS

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which will become effective January 2001, establishes accounting and reporting standards for derivative instruments and hedging contracts. It also requires all derivatives to be recognized as either assets or liabilities in the balance sheet at fair value and changes in fair value to be recognized in operating results. Management is currently analyzing the impact of this statement, but does not anticipate that the effect on the Company's results of operations and financial position will be material.


3.   TRANSACTIONS WITH PARENT:


     There are no material intercompany purchase or sale transactions between the Parent and the Company. The Parent incurs costs for various matters for INRANGE and other subsidiaries including administration of common employee benefit programs, insurance, legal, accounting and other items which are attributable to the subsidiaries' operations. These costs are allocated based on estimated time incurred to provide the services to each subsidiary. The combined financial statements reflect allocated charges from the Parent for these services of $300, $50, $85, $21 and $25 in 1997, 1998 and 1999 and for the three months ended March 31, 1999 and 2000, respectively. Management of the Parent believes that the allocated costs are reasonable and reflect the effort involved in providing the services. In addition, direct costs incurred by the Parent on behalf of the Company are charged to the Company. The direct costs were $3,414, $3,063, $6,059, $1,439 and $1,418 in 1997, 1998 and 1999 and for the three months ended March 31, 1999 and 2000, respectively, excluding the direct costs of employee retirement plans discussed in Note 16.

4.   SPECIAL CHARGES:


     The Company recorded special charges of $6,971 and $10,587 in 1998 and 1999, respectively, for restructuring initiatives. The components of the charges have been computed based on actual cash payouts, management's estimate of the realizable value of the affected tangible assets and estimated exit costs including severance and other employee benefits based on existing severance policies. The purpose of these restructuring initiatives was to improve profitability, streamline operations, reduce costs and improve efficiency.

     During the fourth quarter of 1998, the Company committed to and announced that it would close two manufacturing facilities and discontinue certain product lines. As a result of these actions, the Company recorded charges of $4,597 for cash severance payments to approximately 200 hourly and salaried employees, $500 for closing costs of the two facilities (primarily holding costs) and $1,874 for product line discontinuance. The two closed facilities were put up for sale and one of them was sold in 1999 resulting in a gain of $2,829.

     In the first quarter of 1999, the Company announced additional restructuring initiatives. These actions included consolidation of all general and administrative functions into one location and reductions in sales, marketing and engineering headcount in selected non-strategic product areas. The Company recorded charges of $5,800 for cash severance payments to approximately 215 hourly and salaried employees, $1,765 for field sales and service office closures (including cash holding costs of $765 and non-cash property write-downs of $1,000) and $2,122 for product line discontinuance.

     Also in 1999, the Company entered into a lease agreement for a new facility into which operations will be further consolidated. In connection therewith, the Company recorded a charge of $900, which covers the remaining payments for the existing leases from the abandonment date through the expiration of the lease.

5.   INVENTORIES:

                                                                     DECEMBER 31,
                                                                ---------------------
                                                                  1998         1999      MARCH 31, 2000
                                                                ---------   ---------    --------------
                                                                                           (unaudited)
    Raw materials..........................................     $  13,448   $  14,175       $ 15,935
    Work-in-process........................................         3,104       4,646          4,604
    Finished goods.........................................         5,762       8,803          8,554
                                                                ---------   ---------       --------
       Net inventories.....................................     $  22,314   $  27,624       $ 29,073
                                                                =========   =========       ========

6.   PROPERTY, PLANT AND EQUIPMENT:

                                                                     DECEMBER 31,
                                                                ---------------------
                                                                  1998        1999       MARCH 31, 2000
                                                                ---------   ---------    --------------
                                                                                           (unaudited)
    Machinery and equipment................................     $  38,894   $  35,818      $  36,952
    Furniture and fixtures.................................         1,111         105            105
    Leasehold improvements.................................         1,736       1,925          1,968
                                                                ---------   ---------      ---------
                                                                   41,741      37,848         39,025
    Accumulated depreciation...............................       (30,488)    (27,731)       (28,878)
                                                                ---------   ---------      ---------
       Net property, plant and equipment...................     $  11,253   $  10,117      $  10,147
                                                                =========   =========      =========

7.   OTHER ASSETS:

                                                                     DECEMBER 31,
                                                                ---------------------
                                                                  1998         1999       MARCH 31, 2000
                                                                ---------   ---------    --------------
                                                                                           (unaudited)
    Capitalized software...................................     $  17,434   $  11,466       $ 11,852
    Demonstration equipment................................         7,782      10,665         10,444
    Product rights.........................................         6,379       9,499          9,499
    Investment.............................................            --          --          3,000
    Other..................................................           474         556            542
                                                                ---------   ---------       --------
       Total other assets..................................        32,069      32,186         35,337
    Accumulated amortization-
    Capitalized software...................................       (10,253)     (3,021)        (2,760)
    Demonstration equipment................................        (2,987)     (3,442)        (3,321)
    Product rights.........................................        (1,086)     (1,104)        (1,109)
                                                                ---------   ---------       --------
       Net other assets....................................     $  17,743   $  24,619       $ 28,147
                                                                =========   =========       ========

     The Company capitalized $3,956, $5,044, $5,097, $1,477 and $1,322 in 1997,
1998 and 1999 and the three months ended March 31, 1999 and 2000, respectively, of software development costs (see Note 2). Amortization expense was $4,532, $3,111, $2,291, $575 and $668 in 1997, 1998 and 1999 and for the three months ended March 31, 1999 and 2000, respectively. In 1998 and 1999, the Company wrote-off $1,304 and $1,422 of net capitalized software costs, respectively, in connection with the discontinuance of certain product lines (see Note 4).

     Demonstration equipment represents equipment at customer locations for demonstration purposes and is amortized on a straight-line basis over a period not to exceed three years.

     Product rights represent technology licenses and pre-paid royalties for two product lines (see Note 19). Amortization of the technology licenses commences upon general availability of the products and continues through the term of the license, not to exceed five years.

     In March 2000, the Company purchased $3,000 of preferred stock of one of its suppliers. The investment has been accounted for at cost in the accompanying combined balance sheet.

8.   ACCRUED EXPENSES:

                                                                       DECEMBER 31,
                                                                -------------------------
                                                                  1998             1999       MARCH 31, 2000
                                                                --------         --------     --------------
                                                                                               (unaudited)
    Payroll and other compensation.........................     $  2,990         $  3,649       $  2,662
    Accrued commissions....................................        1,614            2,223          1,691
    Other accrued expenses.................................        7,860            7,295          7,803
    Special charges and disposition related accruals.......        5,667            2,196          1,635
                                                                --------         --------       --------
       Total accrued expenses..............................     $ 18,131         $ 15,363       $ 13,791
                                                                ========         ========       ========

9.   VALUATION ACCOUNTS AND DISPOSITION-RELATED ACCRUALS:


                                                                      YEAR ENDED DECEMBER 31,
                                                                -----------------------------------
                                                                  1997         1998         1999       MARCH 31, 2000
                                                                --------     --------     ---------    --------------
                                                                                                        (unaudited)
    Allowance for doubtful accounts:
    Balance at beginning of period.........................     $ 1,195      $   925      $   1,147       $ 1,270
    Provision..............................................         132          550          1,822           151
    Charges................................................        (402)        (328)        (1,699)          (43)
                                                                -------      -------      ---------       -------
       Balance at end of period............................     $   925      $ 1,147      $   1,270       $ 1,378

    Disposition-related accruals:
    Balance at beginning of period.........................     $    --      $    --      $   5,667       $ 2,196
    Provision..............................................          --        5,667          8,165            --
    Charges................................................          --           --        (11,636)         (561)
                                                                -------      -------      ---------       -------
       Balance at end of period............................     $    --      $ 5,667      $   2,196       $ 1,635
                                                                =======      =======      =========       =======

10.  DEBT:


     Short-term borrowings and long-term debt consist of the following:


                                                                   DECEMBER 31,
                                                                -----------------
                                                                 1998      1999         MARCH 31, 2000
                                                                -------   -------       --------------
                                                                                          (unaudited)

    Connecticut Development Authority Bonds................     $ 1,506   $   --            $   --
    Capital lease obligations..............................         125        64                31
                                                                -------   -------           -------
                                                                  1,631        64                31

    Less-Current portion of long-term debt.................        (246)      (44)              (21)
                                                                -------   -------           -------
                                                                $ 1,385   $    20           $    10
                                                                =======   =======           =======
    Short-term borrowings..................................     $ 3,691   $ 4,067           $ 3,552
                                                                =======   =======           =======

     Interest on the Connecticut Development Authority Bonds was the greater of 5.25% or the London Interbank Offered Rate (LIBOR) less 1%. The weighted average interest rate was 5.25%, 5.75% and 6.11% in 1997, 1998 and 1999, respectively. The bonds were repaid in 1999.


     Previously outstanding Massachusetts Industrial Revenue bonds of $7,500 were repaid in December 1998. Interest on the bonds was based on market interest rates for comparable tax-exempt securities. The weighted average interest rate was 3.7% in 1997 and 4.51% in 1998.

     Foreign subsidiaries have separate lines of credit with European banks in their local currency with a U.S. value of approximately $5,200, of which $3,691, $4,067 and $3,522 was outstanding at December 31, 1998 and 1999 and March 31, 2000, respectively. The revolving credit loans are classified in the accompanying combined balance sheet as short-term borrowings. The weighted average interest rate on borrowings under the foreign lines of credit was 7.10%, 7.88% and 6.11% in 1997, 1998 and 1999 and 6.15% and 5.93% for the three months ended March 31, 1999 and 2000, respectively. The lines of credit are guaranteed by the Parent.

11.  CAPITAL STOCK:


     In           2000, a recapitalization was completed whereby the Company
authorized        shares of $0.01 par value preferred stock,        shares of
$0.01 par value Class A common stock and        shares of $0.01 par value Class
B common stock. The 1,000 outstanding shares of $0.01 par value common stock
held by the Parent were converted into        shares of Class A common stock.
All references to shares outstanding have been retroactively adjusted for this conversion.

     The terms of the preferred stock are to be established by the board of directors, and any or all series of preferred stock could have preferences over the common stock with respect to voting and conversion rights, dividends and other distributions and upon liquidation.

     The Class A common stock and Class B common stock are identical except that the holders of Class A common stock are entitled to five votes for each share held while the holders of the Class B common stock are entitled to one vote for each share held. The Class A common stock is convertible into Class B common stock upon certain events.

12.  INCOME TAXES:


     The Company has been included in the consolidated federal income tax return of the Parent. The following provision for income taxes was determined as if the Company were a separate taxpayer.

                                                YEAR ENDED DECEMBER 31,
                                            -------------------------------
                                              1997       1998        1999
                                            --------   --------    --------
    Current provision:
       Federal...........................   $  4,909   $  6,727    $  7,631
       Foreign...........................        514       (122)        876
       State and local...................      1,539      1,626       2,306
                                            --------   --------    --------
                                               6,962      8,231      10,813
                                            --------   --------    --------

    Deferred provision:
       Federal...........................      4,678     (1,648)      3,808
       Foreign...........................          -          -           -
       State and local...................        558       (710)        838
                                            --------   --------    --------
                                               5,236     (2,358)      4,646
                                            --------   --------    --------
         Total...........................   $ 12,198   $  5,873    $ 15,459
                                            ========   ========    ========

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred income tax assets and liabilities are as follows:


                                                             DECEMBER 31,
                                                          ------------------
                                                           1998        1999
                                                          -------    -------
    Deferred tax assets:
       Inventories....................................    $ 3,421    $ 2,048
       General business credits.......................        320          -
       Warranty.......................................      1,196        504
       Bad debt reserve...............................        716        423
       Special charges and disposition accruals.......      2,261        847
       Other..........................................      1,199        828
                                                          -------    -------
           Total deferred tax assets..................      9,113      4,650
                                                          -------    -------
    Deferred tax liabilities:
       Accelerated depreciation.......................        165         69
       Capitalized software...........................      2,847      3,354
       Unrealized investment gain.....................        640          -
       Other..........................................        304         76
                                                          -------    -------
           Total deferred tax liabilities.............      3,956      3,499
                                                          -------    -------
       Net deferred tax assets........................    $ 5,157    $ 1,151
                                                          =======    =======



     Undistributed earnings of the Company's foreign subsidiaries of $4,087 at December 31, 1999 are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes or foreign withholding taxes has been made. Upon distribution of those earnings, the Company would be subject to U.S. income taxes and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable.

     For financial reporting purposes, earnings from operations before income taxes include the following components.

                                                                                 YEAR ENDED DECEMBER 31,
                                                                             -------------------------------
                                                                               1997       1998        1999
                                                                             --------   --------    --------
    Pretax income (loss):
       United States....................................................     $ 29,878   $ 13,575    $ 35,666
       Foreign..........................................................          177       (346)      2,093
                                                                             --------   --------    --------
                                                                             $ 30,055   $ 13,229    $ 37,759
                                                                             ========   ========    ========

     Components of the effective income tax rate are as follows:

                                                                                 1997             1998              1999
                                                                                -------          -------           -------
    Tax at U.S. federal statutory rate..................................          35.0%            35.0%             35.0%
    State and local income taxes, net of
       U.S. federal benefit.............................................           4.5              7.0               5.4
    Goodwill............................................................           1.4              3.3               1.1
    Other...............................................................           -                2.8                .2
    Foreign Sales Corporation...........................................          (1.8)            (3.7)             (3.1)
    Foreign taxes.......................................................           1.5              -                 2.3
                                                                                -------          -------           -------
                                                                                  40.6%            44.4%             40.9%
                                                                                =======          =======           =======

     Tax provisions are settled through the intercompany account and the Parent made payments and received refunds on behalf of the Company.

13.  GAIN ON INVESTMENT:


     Included in comprehensive income in 1998 in the combined statement of stockholder's investment is an unrealized pretax gain of $1,600 on warrants held in a publicly traded company. The warrants were exercised in 1999 and the common stock received upon exercise was sold resulting in a gain of $13,914. This gain is included in other income(expense) in the accompanying 1999 combined statement of operations.

14.  FOREIGN CURRENCY CONTRACTS:


     The Parent utilized natural hedges and offsets to reduce foreign currency exposures and also combined positions to reduce the cost of hedging. The Parent entered into forward foreign exchange contracts and purchased currency options to hedge net combined currency transaction exposure for periods consistent with the terms of the underlying transactions including consideration given to INRANGE's foreign operations.

     The Company conducts its business in various foreign countries and foreign currencies. Accordingly, the Company is subject to the typical currency risks and exposures that arise as a result of changes in the relative value of currencies such as transactional, translational, and economic currency exposures. The Parent's policy objectives are to reduce currency risk on a consolidated basis, protect the functional currency value of foreign currency denominated cash flows and reduce the volatility that the changes in foreign exchange rates may present to operating income.

     Foreign currency forward or option contracts were not used for trading purposes by the Parent, and these contracts did not subject the Company to currency risk from exchange rate movements. Gains and losses related to forward foreign exchange and option contracts that qualify for hedge accounting treatment are deferred and offset against losses and gains when the underlying transaction occurs.

15.  COMMITMENTS AND CONTINGENCIES:


     The Company has various operating lease agreements for facilities and equipment. The lease agreements generally contain renewal options. The future minimum rental payments under leases with remaining noncancellable terms in excess of one year are:

    Year Ending December 31,
    ------------------------
    2000............................................     $        2,949
    2001............................................              3,216
    2002............................................              2,184
    2003............................................              1,870
    2004............................................              1,797
    2005 and thereafter.............................             10,387
                                                         --------------
                                                         $       22,403
                                                         ==============

     Rent expense was $2,747, $2,980, $3,104, $785 and $706 in 1997, 1998 and
1999 for the three months ended March 31, 1999 and 2000, respectively.

     All of the assets of the Company are pledged as security under a credit facility of the Parent and all of the subsidiaries of the Parent, including INRANGE, have guaranteed repayment of borrowings under the credit facility. The Company's pledge of assets and guarantee of debt repayment terminate when the Company is no longer a wholly-owned subsidiary of the Parent.

     There are contingent liabilities for lawsuits and various other matters occurring in the ordinary course of business. On the basis of information furnished by counsel and others, management believes that none of these contingencies will materially impact the Company's financial condition or results of operations.

16.  EMPLOYEE RETIREMENT PLANS:


     As discussed in Note 3, the Company participates in the Parent's employee benefit plans which cover substantially all employees. The employee benefit plans consist of a cash balance plan and a 401(k) plan. The Company's expense for these plans was $1,171, $3,069, $4,485, $870 and $862 in 1997, 1998 and 1999
and for the three months ended March 31, 1999 and 2000, respectively.

17.  FINANCIAL INSTRUMENTS:


     FAIR VALUE OF FINANCIAL INSTRUMENTS


     The carrying amount of accounts receivable, accounts payable and accrued expenses reported in the combined balance sheets approximates fair value because of the short maturity of these instruments.

     The fair value of the Company's debt instruments, based on borrowing rates available to the Company at December 31, 1998 and 1999 for similar debt, is not materially different than the carrying value.

     CONCENTRATION OF RISK


     The Company transacts business with a significant customer in the telecommunications industry. Revenue from this customer represented 23%, 17%, 9%, 7% and 3% of combined revenue in 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000, respectively, and accounts receivable from this customer were $1,303 at March 31, 2000.

     Except as discussed above, the Company sells its products and services to a large number of customers in various industries and geographical areas. The Company's trade accounts receivable are exposed to credit risk, however, the risk is limited due to the general diversity of the customer base. The Company performs ongoing credit evaluations of its customers' financial condition and maintains reserves for potential bad debt losses.

     The Company receives certain of its products and components from sole suppliers. The inability of any supplier or manufacturer to fulfill supply requirements of the Company could impact future results.

18.  STOCK OPTIONS:


     The Parent has a stock option plan under which stock options were granted to certain employees of the Company. The options were issued with an exercise price equal to the fair market value of the underlying stock at the date of grant and, accordingly, no compensation was recorded. In 1999 options to purchase 42,750 shares of stock were granted to employees of the Company at a weighted-average exercise price of $82.56.

     Stock options outstanding at December 31, 1999 and related weighted average price and life information is as follows:

                                  OUTSTANDING OPTIONS
                               -------------------------
                                             REMAINING
 EXERCISE PRICE                 OPTIONS     LIFE (YEARS)
 --------------                ----------   ------------
 $  64.88                        7,000        9.00
 $  81.81                        3,000        9.40
 $  85.00                        2,000        9.30
 $  86.50                       30,750        9.40
                               --------
                                42,750
                               ========

     No options were exercisable at December 31, 1999.

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for stock options issued. Had compensation cost for the stock options been determined based on the fair value at the grant date for awards consistent with the accounting provisions of SFAS No. 123, pro forma net income for 1999 would be $22,178. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: 0% dividend yield, 33.5% expected volatility, 5.67% risk free interest rate, 75% expected vesting and 6 year expected option life. The weighted-average fair value of options granted during 1999 was $35.63.

19.  GEOGRAPHIC INFORMATION:


     SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," establishes additional standards for segment reporting in the financial statements. Management has determined that all of the operations have similar economic characteristics and may be aggregated into a single segment for disclosure under SFAS 131. Information concerning geographic information of the Company as prescribed by SFAS 131 is provided below.


                                               YEAR ENDED DECEMBER 31,
                                         -----------------------------------
                                            1997        1998        1999
                                         ---------   ---------    ---------
        Revenue:
           Domestic                      $ 170,132   $ 158,520    $ 122,972
           Foreign                          27,691      38,884       40,062
           Export                           21,148      28,265       37,588
                                         ---------   ---------    ---------
                                         $ 218,971   $ 225,669    $ 200,622
                                         =========   =========    =========

                                                         AS OF DECEMBER 31,
                                                       ---------------------
                                                         1998         1999
                                                       --------    ---------
        Long-lived Assets:
           Domestic                                    $ 43,764    $  44,798
           Foreign                                        2,060        1,904
                                                       --------    ---------
                                                       $ 45,824    $  46,702
                                                       ========    =========

20.  TECHNOLOGY LICENSE AGREEMENT:


     In September 1998, the Company entered into a technology license agreement with Ancor Communications, Inc. ("Ancor"). Under the agreement, the Company licensed from Ancor the right to use certain ASICs and software in Fibre Channel connectivity products. Also, as part of the agreement, Ancor has agreed not to sell or license its ASICs and software to any third party for use in the high-end datacenter networking and datacenter storage area network markets for IBM and IBM-compatible environments nor to sell products in configurations that compete directly with the Company's products in that market. Additionally, the Company has entered into a reseller agreement with Ancor. The Company has also signed an OEM agreement with Ancor under which Ancor will provide its GigWorks MKII family of switches, in both 8- and 16- port configurations, to integrate into the Company's products.

                                INSIDE BACK COVER



[artwork]

                                          Shares



                        INRANGE TECHNOLOGIES CORPORATION

                              Class B Common Stock



                                     [LOGO]


                                   PROSPECTUS

                                          , 2000



                              SALOMON SMITH BARNEY

                            BEAR, STEARNS & CO. INC.

                                    CHASE H&Q

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth expenses and costs payable by INRANGE Technologies Corporation (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities described in this registration statement. All amounts are estimated except for the Securities and Exchange Commission's registration fee and the National Association of Securities Dealers' filing fee.

                                                                 AMOUNT
                                                               ----------
Registration fee under Securities Act......................    $ 26,400
NASD filing fee............................................      10,500
Nasdaq National Market fees*...............................
Legal fees and expenses*...................................
Accounting fees and expenses*..............................
Printing and engraving expenses*...........................
Registrar and transfer agent fees*.........................
Miscellaneous expenses*....................................
                                                               ----------
     Total.................................................    $
                                                               ==========

-----------------

*   To be filed by amendment


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation - a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

         Our bylaws and our certificates of incorporation require us to indemnify to the fullest extent authorized by the DGCL any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise.

         As permitted by Section 102(b)(7) of the DGCL, our certificate of incorporation eliminates the liability of a director to the corporation or its stockholders for monetary damages for such breach of fiduciary duty as a director, except for liabilities arising (a) from any breach of the director's duty of loyalty to the corporation or its stockholders; (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under section 174 of the DGCL; or (d) from any transaction from which the director derived an improper personal benefit.

         We intend to obtain primary and excess insurance policies insuring our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

         Additionally, the Underwriting Agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by us of our underwriters, and persons who control them, under certain circumstances and by our underwriters of us and persons who control us, under certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

         None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (A)  Exhibits

         The following documents are filed as exhibits to this registration statement:

EXHIBIT
 NUMBER                          EXHIBIT DESCRIPTION
--------   ---------------------------------------------------------------------
1.1        Form of Underwriting Agreement.*

3.2        Amended and Restated By-Laws of INRANGE Technologies Corporation. *

3.3        Form of Amended and Restated Certificate of Incorporation of INRANGE
           Technologies Corporation. *

4.1 Form of INRANGE Technologies Corporation Class B common stock certificate. *

5.1 Opinion of Fried, Frank, Harris, Shriver & Jacobson regarding the legality of the shares being registered. *

10.1       Tax Sharing Agreement, between INRANGE Technologies Corporation and
           SPX Corporation. *

10.2       Management Services Agreement, between INRANGE Technologies
           Corporation and SPX Corporation. *

10.3       Registration Rights Agreement, between INRANGE Technologies
           Corporation and SPX Corporation. *

10.4 Trademark License Agreement, between INRANGE Technologies Corporation and SPX Corporation.*

23.1       Consent of Arthur Andersen LLP.

23.2       Consent of Ernst & Young LLP.

23.3       Consent of Fried, Frank, Harris, Shriver & Jacobson (included in
           Exhibit 5.1). *

24.1       Power of Attorney (set forth on the signature page hereto).

27.1       Financial Data Schedule.

*        To be filed by amendment

         (B)  Financial Statement Schedules

         Financial statement schedules have been omitted because they are not applicable or the required information is shown in the combined financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes:

         (1) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

         (2) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (3) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mount Laurel, State of New Jersey, on June 5, 2000.

                                      INRANGE TECHNOLOGIES CORPORATION

                                      By: /s/ Gregory R. Grodhaus
                                          --------------------------------------
                                          Gregory R. Grodhaus
                                          President and Chief Executive Officer

         The undersigned directors and officers of INRANGE Technologies Corporation hereby constitute and appoint Gregory R. Grodhaus and Jay Zager and each of them with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below this Registration Statement on Form S-1 and any and all amendments to this Registration Statement and to sign any and all additional registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratify and confirm that all such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                     TITLE                         DATE
          ---------                     -----                         ----
/s/ Gregory R. Grodhaus         Director, President and Chief      June 5, 2000
-----------------------------   Executive Officer
     Gregory R. Grodhaus

/s/ Jay Zager                   Vice President, Chief Financial    June 5, 2000
-----------------------------   Officer (Principal Financial and
     Jay Zager                  Accounting Officer)

/s/ John B. Blystone            Chairman of the Board              June 5, 2000
-----------------------------
     John B. Blystone

/s/ Robert B. Foreman           Director                           June 5, 2000
-----------------------------
     Robert B. Foreman

/s/ Christopher J. Kearney      Director                           June 5, 2000
-----------------------------
     Christopher J. Kearney

/s/ Lewis M. Kling              Director                           June 5, 2000
-----------------------------
     Lewis M. Kling

/s/ Patrick J. O'Leary          Director                           June 5, 2000
-----------------------------
     Patrick J. O'Leary

                                  EXHIBIT INDEX

EXHIBIT
 NUMBER                          EXHIBIT DESCRIPTION
--------   ---------------------------------------------------------------------
1.1        Form of Underwriting Agreement.*

3.2        Amended and Restated By-Laws of INRANGE Technologies Corporation. *

3.3        Form of Amended and Restated Certificate of Incorporation of INRANGE
           Technologies Corporation. *

4.1 Form of INRANGE Technologies Corporation Class B common stock certificate. *

5.1 Opinion of Fried, Frank, Harris, Shriver & Jacobson regarding the legality of the shares being registered. *

10.1       Tax Sharing Agreement, between INRANGE Technologies Corporation and
           SPX Corporation. *

10.2       Management Services Agreement, between INRANGE Technologies
           Corporation and SPX Corporation. *

10.3       Registration Rights Agreement, between INRANGE Technologies
           Corporation and SPX Corporation. *

10.4 Trademark License Agreement, between INRANGE Technologies Corporation and SPX Corporation.*

23.1       Consent of Arthur Andersen LLP.

23.2       Consent of Ernst & Young LLP.

23.3       Consent of Fried, Frank, Harris, Shriver & Jacobson (included in
           Exhibit 5.1). *

24.1       Power of Attorney (set forth on the signature page hereto).

27.1       Financial Data Schedule.

                          ----------------------------
                           * To be filed by amendment